
IXYS


09012227

2009

PROXY STATEMENT AND
ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED MARCH 31, 2009

IXYS CORPORATION
1590 BUCKEYE DRIVE
MILPITAS, CA 95035-7418

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 10, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of IXYS Corporation, a Delaware corporation. The meeting will be held on Thursday, September 10, 2009 at 12:00 noon local time at our headquarters, which is located at 1590 Buckeye Drive, Milpitas, California 95035, for the following purposes:

1. To elect six directors to serve for the ensuing year and until their successors are elected;
2. To approve the 2009 Equity Incentive Plan, under which 900,000 shares of our common stock will be reserved for issuance;
3. To ratify the selection of BDO Seidman, LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2010; and
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

Our Board of Directors has fixed the close of business on July 13, 2009, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors



Secretary

Milpitas, California
August 7, 2009

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

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IXYS CORPORATION
1590 BUCKEYE DRIVE
MILPITAS, CA 95035-7418

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

SEPTEMBER 10, 2009

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of IXYS Corporation, or the Board, is soliciting your proxy to vote at the 2009 Annual Meeting of Stockholders, or Annual Meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We are distributing this proxy statement and accompanying proxy card on or about August 7, 2009 to all stockholders of record entitled to vote at the Annual Meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on July 13, 2009 will be entitled to vote at the Annual Meeting. On this record date, there were 30,792,680 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on July 13, 2009 your shares were registered directly in your name with IXYS's transfer agent, Mellon Investor Services LLC, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on July 13, 2009 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of six directors;
- The approval of the 2009 Equity Incentive Plan, under which 900,000 shares of our common stock will be reserved for issuance; and
- Ratification of BDO Seidman, LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2010, or fiscal 2010.

How do I vote?

You may either vote "For" all the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of July 13, 2009.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all six nominees for director, "For" the approval of 2009 Equity Incentive Plan and "For" the ratification of BDO Seidman, LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2010. If any other matter is properly presented at the meeting, your proxyholder, who is one of the individuals named on your proxy card, will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees and Mellon Investor Services LLC may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but Mellon Investor Services will be paid $7,500 plus out-of-pocket expenses if it solicits proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a timely written notice that you are revoking your proxy to IXYS Corporation's Secretary, Uzi Sasson, at 1590 Buckeye Drive, Milpitas, California 95035.
- You may attend the Annual Meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for possible inclusion in next year's proxy materials, your proposal must be submitted in writing by April 9, 2010, to IXYS Corporation's Secretary, Uzi Sasson, at 1590 Buckeye Drive, Milpitas, California 95035. If you wish to submit a proposal that is not intended to be included in next year's proxy materials or you wish to nominate a director, you must do so no earlier than May 13, 2010 and no later than June 12, 2010. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect on voting on proposals and will not be counted towards the vote total for any proposal.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. "Non-routine" matters are generally those involving a contest or a matter that may substantially affect the rights or privileges of stockholders, such as mergers or stockholder proposals, or matters involving equity compensation plans.

How many votes are needed to approve each proposal?

- For the election of directors, Proposal No. 1, the six nominees receiving the most "For" votes (from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. Votes "Withheld" will not affect the outcome of voting for directors.
- To be approved, Proposal No. 2, the approval of the 2009 Equity Incentive Plan, under which 900,000 shares of our common stock will be reserved for issuance, must receive "For" votes from the holders of a majority of shares voting on the proposal either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal No. 3, ratification of BDO Seidman, LLP as our independent registered public accounting firm for the year ending March 31, 2010, must receive "For" votes from the holders of a majority

of the shares voting on the proposal either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares as of the record date are present at the meeting in person or represented by proxy. On the record date, there were 30,792,680 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum if you submit a valid proxy or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of fiscal 2010.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board consists of six directors. There are six nominees for director to be voted on at the Annual Meeting. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected, or until such director's earlier death, resignation or removal. Each of the nominees listed below is currently a director of our company who was previously elected by the stockholders. It is our policy to encourage nominees for director to attend the Annual Meeting. All six nominees for election as a director at the 2008 annual meeting of stockholders attended the meeting.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote. The six nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the six nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and our management has no reason to believe that any nominee will be unable to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE.

Nominees

The names of the nominees and certain information about them as of July 13, 2009 are set forth below:

Name	Age	Principal Occupation/ Position Held With the Company
Nathan Zommer	61	Chairman of the Board, President and Chief Executive Officer of IXYS Corporation
Donald L. Feucht	75	Investor
Samuel Kory	66	Retired Consultant
S. Joon Lee	70	Retired Executive
Timothy A. Richardson	52	Chief Operating Officer of Liquid Robotics
James M. Thorburn	53	Chief Financial Officer of Fisker Automotive, Inc.

Nathan Zommer. Dr. Zommer, founder of our company, has served as a Director since our inception in 1983, and has served as Chairman of the Board, President and Chief Executive Officer since March 1993. From 1984 to 1993, Dr. Zommer served as Executive Vice President. Prior to founding our company, Dr. Zommer served in a variety of positions with Intersil, Hewlett Packard and General Electric, including as a scientist in the Hewlett Packard Laboratories and Director of the Power MOS Division for Intersil/General Electric. Dr. Zommer received his B.S. and M.S. degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie Mellon University.

Donald L. Feucht. Dr. Feucht has served as a Director since July 2000. From 1992 until his retirement in 1998, Dr. Feucht served as Vice President for Operations for Associated Western Universities. He was employed as a Program Management Specialist for EG&G Rocky Flats, Inc. from 1990 until 1992. Prior to 1990, Dr. Feucht served in several positions with the National Renewable Energy Laboratory, including Deputy Director. Prior to joining the National Renewable Energy Laboratory, he served as Professor of Electrical Engineering and Associate Dean at Carnegie Mellon University. Dr. Feucht received his B.S. degree in Electrical Engineering from Valparaiso University and his M.S. and Ph.D. degrees in Electrical Engineering from Carnegie Mellon University.

Samuel Kory. Mr. Kory has served as a Director since November 1999. In 1988, he founded Samuel Kory Associates, a management consulting firm. Since founding the firm, Mr. Kory has served as the firm's sole proprietor and principal, as well as a consultant for the firm. He has substantially retired from this business, limiting his work to occasional assignments. Mr. Kory previously served as President and Chief Executive Officer of Sensor Technologies USA, Vice President for Business Development and Sales of IXYS, Division General Manager and Corporate Director of Marketing for Seiko Instruments USA, and an International Manager for Spectra Physics Inc. Mr. Kory received his B.S.M.E. from Pennsylvania State University.

S. Joon Lee. Dr. Lee has served as a Director since July 2000. From 1990 to March 2008, Dr. Lee served as President of Omni Microelectronics, a consulting and engineering company. Dr. Lee also served as President of Adaptive Logic, a semiconductor company, from 1991 until 1996. Previously, Dr. Lee served as President of Samsung Semiconductor. Dr. Lee received his B.S., M.S. and Ph.D. degrees in Electrical Engineering from the University of Minnesota.

Timothy A. Richardson. Mr. Richardson has served as a Director since June 2007. Mr. Richardson is an electronics industry veteran who has been employed since May 2007 as the Chief Operating Officer of Liquid Robotics, the developer of a surface vessel that derives its energy from the surrounding environment. He has also served as the Chief Financial Officer of the Jupiter Foundation, a non-profit foundation dedicated to technology developments associated with the natural sciences, since May 2007. At Sirenza Microdevices, Inc., a supplier of radio frequency components for electronics, he was the Chief Strategy Advisor from October 2006 to April 2007. From May 2002 to October 2006, he was the President and Chief Executive Officer of Micro Linear Corporation, an integrated circuit company specializing in wireless applications. Prior to that, he served as the Executive Vice President of Business Development of Bandwidth 9, a manufacturer of optical components for the telecommunications market, and as the President and co-founder of VeriFiber Technologies, an optical component and systems manufacturer.

James M. Thorburn. Mr. Thorburn has served as a Director since March 2007. Mr. Thorburn has been employed as the Chief Financial Officer of Fisker Automotive, Inc., a premium plug-in hybrid electric vehicle manufacturer, since February 2009 and has served as an operator affiliate with Francisco Partners, a private equity firm, since August 2006. He served as Chief Executive Officer and Chairman of ZiLOG, Inc. from January 2002 until August 2006. Prior to that, Mr. Thorburn held various executive positions including Senior Vice President and Chief Operating Officer of ON Semiconductor, operating consultant with Texas Pacific Group, Chief Financial Officer at ZiLOG and management positions at National Semiconductor. Mr. Thorburn holds a BSc.(Hons.) degree from University of Glasgow and is qualified accountant with Chartered Institute of Managements Accountants in the United Kingdom.

There are no family relationships among any of our directors or executive officers.

INFORMATION REGARDING THE BOARD AND CORPORATE GOVERNANCE

Independence of the Board

Under The Nasdaq Stock Market, or Nasdaq, listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Under its charter, the Nominating and Corporate Governance Committee of the Board, or the Nominating and Corporate Governance Committee, determines the independence of our directors. The Nominating and Corporate Governance Committee consults with our counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and our company, our senior management and our independent registered public accounting firm, the Nominating and Corporate Governance Committee has affirmatively determined that Messrs. Feucht, Kory, Richardson and Thorburn are independent directors within the meaning of the applicable Nasdaq listing standards. Dr. Zommer, our President and Chief Executive Officer and Dr. Lee are not independent directors.

Meetings of the Board of Directors

The Board met eight times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member. The Board reviews its own performance at meetings every third year. Independent directors meet regularly without other directors being present.

Information Regarding Committees of the Board of Directors

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding "independence."

Audit Committee

The Audit Committee of the Board, or Audit Committee, was established by the Board in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 to oversee our corporate accounting and financial reporting processes and audits of our financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; reviews and approves or rejects transactions between our company and any related persons; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements The Audit Committee is composed of four directors: Messrs. Feucht, Kory, Richardson and Thorburn. The Audit Committee met seven times during the fiscal year. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Audit Committee Charter."

The Nominating and Corporate Governance Committee reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of our Audit Committee are independent. The Nominating and Corporate Governance Committee has also determined that each of Messrs Richardson and Thorburn qualifies as an "audit committee financial expert," as defined in the applicable rules of the Securities and Exchange Commission, or SEC.

Report of the Audit Committee of the Board[1]

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2009 with our management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with such firm its independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report in Form 10-K for the fiscal year ended March 31, 2009.

Donald L. Feucht

Samuel Kory

Timothy A. Richardson

James M. Thorburn

Compensation Committee

The Compensation Committee of the Board, or the Compensation Committee, is composed of three directors: Messrs. Feucht, Kory and Richardson. All members of our Compensation Committee are independent under the Nasdaq listing standards. The Compensation Committee met eight times during the fiscal year. The Compensation Committee has adopted a written charter that is available to stockholders on our website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Compensation Committee Charter."

The Compensation Committee acts on behalf of the Board to review, adopt, recommend for adoption and oversee various elements of compensation for our company, including:

- establishment of corporate and individual performance objectives relevant to the compensation of our executive officers and evaluation of performance in light of these stated objectives;
- review and approval of the compensation and other terms of employment or service of the executive officers, including severance and change-in-control arrangements;
- review and recommend to the Board the elements of compensation for the directors; and
- administration of our equity compensation plans and other compensation plans and programs that may be adopted from time to time.

The Compensation Committee also reviews with management our Compensation Discussion and Analysis and considers whether to recommend that it be included in proxy statements and other filings. The Compensation Committee may delegate its authority to one or more of its members, subject to such reporting to or ratification by the committee as it directs. The Compensation Committee's philosophy and approach to executive compensation, as well as its specific determinations with respect to executive compensation for the fiscal year ended March 31,

[1] The material in this Audit Committee Report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation by reference language in any such filing.

2009, or fiscal 2009, are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee who served as such during fiscal 2009 is, or was at the time of such service, an employee or officer of our company. During the 1980s, Mr. Kory was a vice president of a predecessor of our company. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on the Board or Compensation Committee of our company.

Compensation Committee Report[2]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained herein. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in our proxy statement following the fiscal year ended March 31, 2009 and incorporated into our Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

Donald L. Feucht

Samuel Kory

Timothy A. Richardson

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for identifying, reviewing and evaluating candidates to serve as our directors, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board and addressing corporate governance matters for us. The Nominating and Corporate Governance Committee is composed of four directors: Messrs. Feucht, Kory, Richardson and Thorburn. All members of the Nominating and Corporate Governance Committee are independent under the Nasdaq listing standards. The Nominating and Corporate Governance Committee met four times during the fiscal year. The Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on our website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Nominating Committee Charter."

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. This assessment includes issues of diversity with respect to numerous factors, such as age; understanding of and experience in manufacturing, technology, finance and marketing; international experience; and culture. Board members should possess the highest personal and professional ethics, integrity and values, informed judgment, and sound business experience, and be committed to representing the long-term interests of our stockholders. They must also have an inquisitive and objective perspective, the ability to make independent analytical inquiries, practical wisdom and mature judgment. These factors, and others considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. Board members must be willing and able to devote sufficient time to the affairs of our company and are expected to rigorously prepare for, attend, and participate in all Board and applicable Committee meetings. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the

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[2] The material in this Compensation Committee Report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation by reference language in any such filing.

member's service as a director. These other commitments will be considered by the Nominating and Corporate Governance Committee and the Board when reviewing Board candidates.

Under the charter of the Nominating and Corporate Governance Committee, the Committee will consider individuals who are suggested by our stockholders as potential company nominees to serve on the Board in the same manner that the Committee considers potential nominees identified through other channels. Stockholder recommendations for directors must be in writing and sent by U.S. mail to: General Counsel, IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035. The General Counsel will forward any recommendation to the members of the Nominating and Corporate Governance Committee.

Stockholder Communications with the Board of Directors

The Board believes that management speaks for our company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with our company, but it is expected that Board members would do this with knowledge of management and, in most instances, only at the request of management.

In cases where stockholders wish to communicate directly with the independent Directors, email messages can be sent to directorcom@ixys.net. The messages are received by our General Counsel and forwarded to the Chairman of our Nominating and Corporate Governance Committee, who determines their distribution to the appropriate committee of the Board or independent Director and facilitates an appropriate response.

PROPOSAL 2

ADOPTION OF 2009 EQUITY INCENTIVE PLAN

On June 5, 2009, the Board adopted the 2009 Equity Incentive Plan, or the 2009 Plan, and now seeks stockholder approval of the 2009 Plan at the Annual Meeting.

In May 1999, the Board approved the 1999 Equity Incentive Plan, or the 1999 Plan, which expired in May 2009. No further awards may be granted under 1999 Plan but shares may continue to be issued under the 1999 Plan pursuant to grants previously made. Currently, we do not have a stockholder-approved plan under which we may make discretionary grants of equity-based awards to employees. The Board believes the 2009 Plan is necessary to give our company the ability to attract and retain qualified employees, consultants and non-employee directors with appropriate equity-based awards, motivate high levels of performance, recognize employee contributions to our success and align the interests of plan participants with those of our stockholders. The Board believes that without the ability to grant equity-based awards, we may not remain competitive for qualified employee, consultants and non-employee directors in the semiconductor industry, particularly against similar companies vying for a limited talent pool. The 2009 Plan contains a number of provisions that the Board believes are consistent with the interests of stockholders and sound corporate governance, which include:

- *No Stock Option Repricings.* The 2009 Plan prohibits the repricing of stock options and stock appreciation rights without the approval of the stockholders. The provision applies to both direct repricings — lowering the exercise price of a stock option — and indirect repricings — canceling an outstanding stock option and granting a replacement stock option with a lower exercise price.

- *Individual Grant Limits.* No participant may be granted awards in any one year to purchase more than an aggregate of 200,000 shares.

- *No Annual "Evergreen" Provision.* The 2009 Plan provides a fixed allocation of shares, thereby requiring stockholder approval of any additional allocation of shares.

- *No Discount Stock Options.* The 2009 Plan prohibits the grant of a stock option with an exercise price of less than the fair market value of the closing price of our common stock on the date the stock option is granted.

- *Independent Committee.* The 2009 Plan will be administered by the Compensation Committee of the Board, which consists of "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code, Section 16b-3 of the Securities Exchange Act of 1934 and under the applicable rules of Nasdaq.

The 2009 Plan reserves 900,000 shares of our common stock for issuance pursuant to awards granted under the 2009 Plan. The 900,000 shares reserved for issuance under the 2009 Plan will serve as the underlying value for all equity awards under the 2009 Plan. However, no more than 1,000 of theses shares may be issued under the 2009 Plan as "full-value" awards, which under the 2009 Plan includes both restricted stock and performance units. The provisions of the 2009 Plan are summarized below. There has been no determination with respect to future awards under the 2009 Plan as of the date of this Proxy Statement. At the regular closing of the Nasdaq Global Market on July 13, 2009, the price per share of our common stock was $8.80.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

Summary of the 2009 Equity Incentive Plan

General

The 2009 Plan provides for grants of stock options, stock appreciation rights, or SARs, restricted stock and performance units, all of which are sometimes referred to individually or collectively as Awards, to employees, consultants, non-employee directors of our company and its subsidiaries. Stock options may be either "incentive stock options", or ISOs, as defined in Section 422 of the Internal Revenue Code, or non-qualified stock options, or NQSOs.

Plan Administration; Amendment and Termination

The Board and/or one or more of its committees shall administer the 2009 Plan in accordance with applicable law, referred to as the Administrator. The Administrator may, amend, suspend or terminate any portion of the 2009 Plan for any reason, but must obtain stockholder consent for any material amendments to the 2009 Plan, or the consent of affected plan participants if any such action alters or impairs any obligations regarding Awards that have been granted. The 2009 Plan terminates in 2019. However, such termination will not affect Awards granted under the 2009 Plan prior to termination.

Reversion of Shares to the Plan

When Awards made under the 2009 Plan expire or are forfeited, the underlying shares will become available for future Awards under the 2009 Plan. Shares awarded and delivered under the 2009 Plan may be authorized but unissued, or reacquired shares.

Eligibility for Awards

Employees, consultants and non-employee directors of our company or its subsidiaries may be granted Awards under the 2009 Plan. We currently have about 930 employees, fewer than ten consultants and five non-employee directors. The Administrator determines which individuals will receive Awards, as well as the number and composition of each Award. Awards under the 2009 Plan may consist of a single type or any combination of the types of Awards permissible under the 2009 Plan as determined by the Administrator, or by the full Board in the case of Awards to non-employee directors. These decisions may be based on various factors, including a participant's duties and responsibilities, the value of the participant's past services, his/her potential contributions to our success, and other factors.

Exercise Price Limitations

The Administrator will determine the exercise price for the shares underlying each Award on the date the Award is granted. The exercise price for shares under an ISO may not be less than 100% of fair market value on the date the Award is granted under Section 422 of the Internal Revenue Code, or the Code. Similarly, under the terms of the 2009 Plan, the exercise price for SARs and NQSOs may not be less than 100% of fair market value on the date of grant. There is no minimum exercise price prescribed for restricted stock and performance units awarded under the 2009 Plan. However, no more than 1,000 shares may be granted under the 2009 Plan pursuant to "full-value" Awards, which includes both restricted stock and performance units.

No Material Amendments or Re-Pricing Without Stockholder Approval

Except for adjustments upon changes in capitalization, dissolution, merger or asset sale, the 2009 Plan prohibits our company from making any material amendments to the 2009 Plan or decreasing the exercise price or purchase price of any outstanding Award, including by means of cancellation or re-grant, without stockholder approval.

Individual Grant Limits

No participant may be granted Awards in any one year to purchase more than an aggregate of 200,000 shares. Such limitation is subject to proportional adjustment in connection with any change in our capitalization as described in the 2009 Plan.

Award Exercise; Payment of Exercise Price

The Administrator will determine when Awards become exercisable. However, no Award may have a term longer than ten years from the date of grant unless otherwise approved by our stockholders, and no Award may be exercised after expiration of its term. Payment for any shares issued upon exercise of an Award shall be specified in each participant's Award agreement, and may be made by cash, check or other means specified in the 2009 Plan.

Tax Withholding

We shall have the right to deduct or withhold or require a participant to remit to us an amount sufficient to satisfy federal, state, local and any applicable foreign taxes (including FICA obligations, if applicable) required to be withheld with respect to the grant, exercise or vesting of any Award.

Effect of Termination, Death, or Disability

If a participant's employment, consulting arrangement, or service as a non-employee director terminates for any reason, vesting of ISOs, NQSOs and SARs generally will stop as of the effective termination date. Participants generally have three months from their termination date to exercise vested unexercised options and SARs before they expire. Longer post-termination exercise periods apply in the event the termination of employment or cessation of service results from death or disability. If a participant is dismissed for cause, the right to exercise shall terminate five business days following the participant's receipt of written notice from us of the participant's termination.

Non-Transferability of Awards

Unless otherwise determined by the Administrator, Awards granted under the 2009 Plan are not transferable other than by will or the laws of descent and distribution, and may be exercised by the participant only during the participant's lifetime.

Stock Appreciation Rights

Under the 2009 Plan, SARs may be settled in shares or cash and must be granted with an exercise price not less than 100% of fair market value on the date of grant. Upon exercise of a SAR, a participant is entitled to receive cash or a number of shares equivalent in value to the difference between the fair market value on the exercise date and the exercise price of the SAR. For example, assume a participant is granted 100 SARs with an exercise price of $10 and assume the SARs are later exercised when the fair market value of the underlying shares is $20 per share. At exercise, the participant is entitled to receive 50 shares [(($20 – $10) x 100) / $20], or $1,000 in cash (50 x $20).

Restricted Stock

The 2009 Plan also permits us to grant restricted stock. The Administrator has discretion to establish periods of restriction during which shares awarded remain subject to forfeiture or our right to repurchase if the participant's employment terminates for any reason, including death or disability. Restrictions may be based on the passage of time, the achievement of specific performance objectives, or other measures as determined by the Administrator in its discretion. During periods of restriction, a participant has the right to vote his/her restricted stock and to receive distributions and dividends, if any, but may not sell or transfer any such shares.

Performance Units

The 2009 Plan also permits us to grant performance units that are payable in our shares or in cash. Each performance unit is equivalent in value to one share of our common stock. Depending on the number of performance units that become vested at the end of the performance period, the equivalent number of shares are payable to the participant, or the equivalent value in cash. The performance goals may be based on our company's performance and/or individual performance objectives as determined by the Administrator. The 2009 Plan is designed to permit us to pay compensation that qualifies as performance-based compensation under Section 162(m) of the Code.

Changes in Capitalization; Change of Control

The 2009 Plan provides for exercise price and quantity adjustments if we declare a stock dividend or stock split. Also, vesting or restriction periods may be accelerated if we merge with another entity that does not either assume the outstanding Awards or substitute equivalent Awards. In such case, vesting will be accelerated ten days prior to the consummation of the Change in Control and the Award will terminate and no longer be exercisable upon consummation. We have employment arrangements with certain executive officers that provide for accelerated vesting of stock options.

Participation in the Plan

Except as otherwise provided in the 2009 Plan, the grant of Awards is subject to the discretion of the Administrator. No determinations have been made with respect to future awards under the 2009 Plan.

U.S. Federal Income Tax Consequences

Option Grants

Options granted under the 2009 Plan may be either ISOs, which are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, which are not intended to meet those requirements. The Federal income tax treatment for NQSOs and ISOs is summarized below.

Non-Qualified Stock Options

No taxable income is recognized by an optionee upon the grant of an NQSO. Generally, the optionee will recognize ordinary income in the year in which the option is exercised. The amount of ordinary income will equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. Our company and the optionee are required to satisfy the tax withholding requirements applicable to that income, unless the optionee is a non-employee director or consultant, where in such case tax withholding is not required. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to exercised NQSOs.

Incentive Stock Options

No taxable income is recognized by an optionee upon the grant of an ISO. Generally, the optionee will not recognize ordinary income in the year in which the option is exercised, although the optionee's gain from exercise may be subject to alternative minimum tax. If the optionee sells the underlying shares acquired from the option within two years after the option grant date or within one year of the option exercise date, then the sale is treated as a disqualifying disposition and the optionee will be taxed in the year of disposition on the gain from exercise, but not exceeding the gain from disposition as ordinary income and the balance of the gain from disposition, if any, as short-term or long-term capital gain. We will be entitled to an income tax deduction that equals the amount of the optionee's compensatory ordinary income. If the optionee does not make a disqualifying disposition, then we will not be entitled to a tax deduction.

Stock Appreciation Rights

No taxable income is recognized by an optionee upon the grant of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised. The amount of ordinary income will be fair market value of the shares received or the cash payment. Our company and the participant are required to satisfy the applicable tax withholding requirements, unless the participant is a non-employee director, where in such case tax withholding is not required. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant with respect to exercised SARs.

Restricted Shares Plan

The tax principles applicable to the issuance of restricted shares under the 2009 Plan will be substantially the same as those summarized above for the exercise of non-statutory option grants in that they are both governed by Section 83 of the Code. Generally, when the restriction lapses, the grantee will have ordinary income equal to the difference between the fair market value of the shares on the vesting date and any amount paid for the shares. Alternatively, at the time of the grant, the grantee may elect under Section 83(b) of the Code to include as ordinary income in the year of the grant, an amount equal to the difference between the fair market value of the granted shares on the grant date and any amount paid for the shares. If the Section 83(b) election is made, the grantee will not recognize any additional compensation income when the restriction lapses, but may have capital gain income or loss upon sale of the shares. We will be entitled to an income tax deduction equal to the ordinary income recognized by the grantee in the year in which the grantee recognizes such income.

Performance Units

Generally, a plan participant who is granted performance units will recognize ordinary income in the year payment occurs. The income recognized will generally be equal to the fair market value of the shares received or to the cash payment. We will generally be entitled to an income tax deduction equal to the income recognized by the participant on the payment date for the taxable year in which the ordinary income is recognized by the participant.

Deductibility of Executive Compensation

We anticipate that any compensation deemed paid by us in connection with the exercise of both ISOs and NQSOs granted with exercise prices equal to the fair market value of the shares on the grant date will not be subject to the Code Section 162(m) $1 million limitation per covered individual on the deductibility of the compensation paid to our executive officers.

Stockholder Approval

We are seeking stockholder approval of the 2009 Plan, including the shares reserved under the 2009 Plan. The Board believes that it is in our best interest to have an equity incentive program. The 2009 Plan provides a meaningful opportunity for employees, consultants and non-employee directors to acquire a proprietary interest in our company, thereby encouraging those individuals to remain in our service and more closely align their interests with those of the stockholders. A copy of the 2009 Plan is attached hereto as Exhibit A.

Required Vote

The affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the meeting is required to approve this proposal. If you are present in person or represented by proxy at the meeting and abstain from voting on this proposal, it has the same effect as if you voted against the proposal. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this proposal has been approved.

Equity Compensation Plan Information

The following table is provided as additional information on our equity compensation plans. The information is as of March 31, 2009.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in Column (a))
Equity compensation plans approved by securityholders	6,128,469(1)	$8.42(2)	—(3)
Equity compensation plans not approved by securityholders	—	—	—
Total	6,128,469	$8.42	—

(1) Includes options to purchase 107,057 shares of our common stock with a weighted average exercise price of $12.03 per share that were assumed in business combinations. Also includes 64,900 shares issuable upon vesting of restricted stock units granted under the 1999 Equity Incentive Plan. The remaining balance consists of outstanding stock option grants.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units, which have no exercise price.

(3) The 1999 Equity Incentive Plan expired in May 2009. On June 5, 2009, our Board approved the adoption of the 2009 Plan. The 2009 Plan is subject to stockholder approval. Therefore, as of the date of the filing of this proxy statement, there were no shares available for grant.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected BDO Seidman, LLP, or BDO, as the independent registered public accounting firm to conduct the audit for our fiscal year ending March 31, 2010 and has further directed that management submit the selection for ratification by the stockholders at the Annual Meeting. Representatives of BDO are not expected to be present at the Annual Meeting, and, consequently, will not have an opportunity to make a statement and will not be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of BDO as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of BDO to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of us and our stockholders.

Fees Paid to Independent Registered Public Accounting Firm

The following table shows the fees for audit and other services provided by BDO, our independent registered public accounting firm, for fiscal years 2009 and 2008. All figures are net of value added tax and other similar taxes assessed by non-U.S. jurisdictions on the amount billed by BDO, but include out-of-pocket expenses. All of the services described in the following fee table were approved in conformity with the Audit Committee's pre-approval process.

	2009 Fees	2008 Fees
Audit Fees	$1,499,335	$1,908,274
Audit-Related Fees	—	—
Tax Fees	1,114	—
All Other Fees	—	—
Total	$1,500,449	$1,908,274

Audit Fees: This category includes the audit of our annual financial statements, audit of our internal control over financial reporting, review of financial statements included in our Form 10-Q and statutory audits required by non-US jurisdictions. Additionally, for fiscal 2008, this category included fees for advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, fees for a comfort letter provided in connection with a cancelled convertible debt offering and for an employee stock registration statement.

Tax Fees: For fiscal 2009, this category consists of services for international tax compliance.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee has determined that the rendering of non-audit services by BDO is compatible with maintaining its independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of July 13, 2009 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all current executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Unless otherwise indicated, the address for each listed stockholder is: c/o IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035.

Name and Address of Beneficial Owner	Beneficial Ownership(1)	
	Number of Shares	Percent of Total
Directors and Executive Officers		
Nathan Zommer(2)	8,153,664	25.4%
Peter H. Ingram(3)	591,184	1.9%
Uzi Sasson(4)	355,349	1.1%
Donald L. Feucht(5)	176,250	*
Samuel Kory(6)	144,500	*
S. Joon Lee(7)	181,250	*
Timothy A. Richardson(8)	55,000	*
James M. Thorburn(9)	60,172	*
All current directors and executive officers as a group (8 persons)(10)	9,717,369	29.2%
5% Stockholders		
Security Investors, LLC(11) One Security Benefit Place Topeka, Kansas 66636	4,418,784	14.4%
Columbia Wagner Asset Management L.P.(12) 227 West Monroe Street, Suite 3000 Chicago, Il 60606	2,035,000	6.6%
Sharkz L.P.(13)	2,000,000	6.5%
Bank of America Corporation and certain affiliates(14) 100 North Tryon Street, Floor 25, Bank of America Corporate Center Charlotte, NC 28255	1,834,024	6.0%
Dimensional Fund Advisors L.P.(15) Palisades West, Building One, 6300 Bee Cave Road Austin, TX 78746	1,710,386	5.6%

* Represents less than 1%.

(1) This table is based upon information supplied by executive officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 30,792,680 shares outstanding on July 13, 2009, adjusted as required by rules promulgated by the SEC.

(2) Includes an aggregate of 2,000,000 shares held by Sharkz L.P., a partnership controlled by Dr. Zommer, and 12,360 shares held by or on behalf of Dr. Zommer's minor child. Also includes 1,332,500 shares Dr. Zommer has the right to acquire within 60 days of July 13, 2009. 2,050,000 shares are pledged as security for a loan.

(3) Includes 288,000 shares Mr. Ingram has the right to acquire within 60 days of July 13, 2009.

(4) Includes 330,000 shares Mr. Sasson has the right to acquire within 60 days of July 13, 2009.

(5) Includes an aggregate of 2,000 shares held by or on behalf of Mr. Feucht's wife, as to which Mr. Feucht disclaims beneficial ownership. Also includes 156,250 shares Mr. Feucht has the right to acquire within 60 days of July 13, 2009.

(6) Includes 133,250 shares Mr. Kory has the right to acquire within 60 days of July 13, 2009.

(7) Includes 181,250 shares Mr. Lee has the right to acquire within 60 days of July 13, 2009.

(8) Consists of 55,000 shares Mr. Richardson has the right to acquire within 60 days of July 13, 2009.

(9) Includes 55,000 shares Mr. Thorburn has the right to acquire within 60 days of July 13, 2009.

(10) Includes 2,531,250 shares that current directors and executive officers have the right to acquire within 60 days of July 13, 2009.

(11) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009.

(12) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2009.

(13) These shares are also included in the number of shares reported for Dr. Zommer. Dr. Zommer is the general partner of Sharkz L.P. and has sole voting and investment power over the shares of common stock it holds.

(14) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2009 by Bank of America Corporation ("BofA"), NB Holdings Corporation ("NBHC"), BAC North America Holding Company ("BACNA"), BANA Holding Corporation ("BANAHC"), Bank of America, NA ("BofANA"), Columbia Management Group, LLC ("CMG"), Columbia Management Advisors, LLC ("CMA"), Banc of America Securities Holdings Corporation ("SHC"), Banc of America Securities LLC ("BofAS") and Banc of America Investment Advisors, Inc. ("BofAIAI"). The Schedule 13G reports that on December 31, 2008, (a) each of BofA and NBHC had shared voting power and shared dispositive power over 1,344,392 and 1,834,024 shares, respectively; (b) each of BACNA and BANAHC had shared voting power and shared dispositive power over 1,344,201 and 1,833,833 shares, respectively; (c) BofANA had sole voting power, shared voting power, sole dispositive power and shared dispositive power over 10,662, 1,333,539, 10,662 and 1,823,171 shares, respectively; (d) CMG had shared voting and shared dispositive power over 1,306,076 and 1,823,171 shares, respectively; (e) CMA had sole voting power, sole dispositive power and shared dispositive power over 1,306,076, 1,820,571 and 2,600 shares, respectively; (f) SHC had both shared voting and shared dispositive power over 191 shares; BofAS had both sole voting and sole dispositive power over 191 shares; and (g) BofAIAI has shared voting power over 33 shares.

(15) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2009. The Schedule 13G reports that on December 31, 2008, Dimensional Fund Advisors L.P. had sole voting power and sole dispositive power over 1,622,697 and 1,710,386 shares, respectively.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, or the 1934 Act, requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on such forms, during fiscal 2009, all Section 16(a) reports were timely filed, except for one report on Form 4 reporting a sale by Peter Ingram and one report on Form 4 reporting a purchase by James Thorburn.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This discussion and analysis should be read along with the tables and text under "Executive Compensation" that follow hereafter. Throughout this discussion and analysis, the "Committee" refers to the Compensation Committee and "executives" refers to our executive officers. Generally, the Committee limits its deliberations to individuals determined by the Board to be executive officers under the rules of the SEC. The compensation of other employees is determined under the direction of the Chief Executive Officer and the Chief Operating Officer.

Our Compensation Philosophy

Our success begins with our culture of innovation, cooperation and efficiency. Our compensation programs are designed to support this culture by allowing us to:

- *Motivate and reward performance.* We believe that compensation should vary with performance, and that a significant portion of an executive's pay should be linked to individual and corporate performance.
- *Align employee pay with stockholder objectives.* We believe that our pay program should connect executives' interests with stockholders' interests. In particular, we believe that pay should reward executives for growing the market value of our company's stock.
- *Manage resources efficiently.* Compensation is a significant expense, which should be managed appropriately to achieve our executive reward and retention goals while also protecting stockholder interests.
- *Attract and retain personnel.* The semiconductor industry is a competitive landscape, where experienced and talented employees are in demand. Executive compensation must be competitive to attract and retain the individuals we need to lead our business.

Our Executive Compensation Program

Our executive compensation program consists of five components:

- Salary
- Performance bonuses
- Other cash bonuses
- Equity compensation
- Employee benefits
- Severance and change-in-control compensation

Our philosophy is to offer competitive salaries to our executives and to provide significant rewards through incentive pay. Incentive cash opportunities are calibrated to be competitive when performance objectives are achieved and are primarily intended to reward for performance during the corresponding fiscal year. Exceptional rewards may be provided through equity compensation, but only to the degree that our stock price appreciation is strong. Equity compensation is intended to reward for long-term performance, in the expectation that is likely to constitute a significant sum in the event of long-term growth in the profitability of our company. In determining executive compensation, the Committee reflects on compensation in immediately preceding years, but considers every year to be a new page where goals and potential compensation could be substantially changed. In general, we place more emphasis on cash performance bonuses and stock options than on salary. While we offer competitive salaries, we believe we can create a stronger link between pay and performance by directing executive pay towards incentive cash compensation and equity rewards. For our two most senior executives, we expect that salary will constitute less than half of the total annual compensation. The Committee does not use an approach based on rigorous adherence to specific metrics, instead exercising a significant degree of judgment.

Salaries

We provide salaries sufficient to attract and retain key executives. To determine the appropriate salary for an executive, the Committee considers a number of factors, including the executive's responsibilities, experience, past performance, and expected future contribution to our company. The Committee also considers the salaries of executives in similar positions at comparable companies. Generally, in setting salaries the Committee seeks to pay competitive salaries and to provide the funds necessary for a current standard of living for the executive.

Performance Bonuses

Our performance bonus program is intended to provide economic incentives for executives to work for the achievement of objectives that the Committee believes will foster our growth and profitability. It rewards executives in light of their achievement of their performance objectives and for helping us achieve our annual financial goals. Each year, the Committee develops a performance bonus program for each of the two most senior executives. To establish these programs, the Committee considers the executive's responsibilities and expected contributions to our company.

The performance bonus program is composed of a series of objectives, a set of weights for the objectives and, when the Committee believes that it can reasonably assess possible outcomes in advance, three potential bonus levels, consisting of a threshold level, a target level and a maximum level. The Committee considers each executive individually in setting objectives, weights and bonus levels. Objectives are set in light of the Committee's views on the goals and challenges for our company and the individual for the corresponding fiscal year.

The Committee considers the bonus levels and objectives, along with the weights accorded the objectives, to be guidelines for the Committee to use in evaluating the bonuses to be paid to executives and for executives to use in understanding the goals of the Committee for their performance. The amount of the bonuses will be determined by the Committee in light of its evaluation of each executive's performance in total and not based on the mechanical application of any formula. The Committee may decide to award additional amounts for performance in excess of an objective or award lesser amounts for partial performance of an objective. The Committee may also consider other factors in ultimately determining the amount of a bonus. Thus, the amount of any bonus is in the discretion of the Committee, to be determined after completion of the fiscal year.

Other Cash Bonuses

From time to time, the Committee has awarded cash bonuses outside of the performance bonus structure. These bonuses relate to circumstances unique to the individual and often to recognition for years of service to our company or for a specific level of achievement.

Equity

We believe equity-based compensation is critical to our overall pay program for executives. Equity-based compensation provides several significant advantages:

- It allows us to provide exceptional potential rewards. Those exceptional rewards are realized, however, only if our growth is strong as evidenced by stock price appreciation and value is created for stockholders.
- It creates a strong incentive for executives to improve financial results and take the right actions to increase our value over the long term. Because the ultimate value of the award varies with our stock price, which is in turn affected by our results, equity-based compensation creates a strong link between pay and performance.
- It links executives' interests directly with stockholders', since rewards depend on stock performance.

Currently, the Committee views stock options in various forms as the best method to motivate our executives. Stock options encourage executives to focus on value creation, since stock options provide rewards only when our stock price increases. The vesting schedules we use delay rewards until the future, thereby maintaining incentives for our executives and helping us retain key talent. The Committee awarded restricted stock units for about a year, but management found that employees did not readily understand restricted stock units or react to the award as an incentive to same degree as with stock options. Stock options, having been in common use in the semiconductor industry for decades, were judged to be better understood and a more effective incentive. The Committee, therefore, reverted to the use of stock options.

Determining the Size of Individual Equity Incentive Awards

To determine the appropriate size of an executive's equity incentive award, the Committee considers several factors, including the executive's past performance and expected future contribution, the retention value of the executive's prior unvested option grants and our growth and performance outlook.

Timing of Grants

Historically, executives generally received an equity incentive award following employment and, thereafter, a single equity incentive award each year. We do not grant re-load options, make loans to executives to exercise their stock options or grant stock options at a discount. The Committee generally grants equity incentives to our executives at regular quarterly meetings. The Committee does not have an express policy regarding the timing of grants to executives. The Board or the Committee may grant options when in possession of material non-public information.

Exercise Price

The exercise price of all stock option grants is at a minimum the closing price of a share of our common stock on Nasdaq on the date of grant.

Vesting

Equity incentive awards cannot be exercised until they vest. The principal purpose of vesting is to serve as an employee retention tool. Employees who leave before their awards vest lose any value in their unvested equity incentive awards. The vesting requirements for our executives are typically the same as those for our employees. Generally, our equity incentive awards vest in equal annual installments over a four year period or, in other words, at the rate of 25% per year.

Other Benefits

We provide our executive officers with a limited number of benefits not generally made available to all employees. These benefits primarily consist of car allowances, term life insurance and reimbursement for tax planning and the preparation of tax returns. These benefits for senior executives are a longstanding practice by our company and the Committee has viewed them as immaterial in amount. In the case of Dr. Zommer and Mr. Sasson, these benefits are required by the terms of their employment agreements. See "Executive Compensation — Employment Agreement." In addition, as a director, Dr. Zommer receives a benefit accorded directors, the reimbursement of estate planning expenses.

Like all of our full-time employees, our executives are eligible to participate in our 1999 Employee Stock Purchase Plan, our 401(k) plan, and other health and welfare insurance programs. We believe we offer a competitive package of health and welfare programs. To ensure our total compensation package remains competitive with other companies, we compare our health and welfare benefits with the packages offered by other companies.

Severance and Change in Control Provisions

We have severance and change in control agreements with Dr. Zommer and Mr. Sasson. See "Executive Compensation — Potential Payments upon Termination or Change in Control." The Committee believes that executive severance and change in control provisions are appropriate for our senior executives. These provisions are sometimes necessary to attract or retain key personnel and to assist executives in focusing on the best course for our company. The Committee has selected a double trigger in the event of a change in control for the payment of compensation, in the belief that incremental compensation is appropriate only if there is a loss of, or material change in, a position after a change in control.

Determining Executive Pay

After the end of each fiscal year, the Committee reviews our executive compensation program. The review involves the analysis of market pay practices, the assessment of our existing pay practices and the consideration of our goals for the future. As a result of this review, the executive compensation program for the next fiscal year is formulated.

At the same time as establishing the compensation program for the current year, the process of evaluating individual performance and making incentive cash compensation decisions for the prior fiscal year is also occurring. The CEO reviews the pay and performance of each executive other than himself and makes pay recommendations to the Committee for each of those executives. The Committee reviews those recommendations, taking into account:

- The CEO's assessment of the performance of each executive other than himself;
- Each executive's pay history and unvested equity incentives;
- The difficulty of the executive's role; and
- Periodically, but not annually, executive pay at comparable companies.

As necessary, the Committee discusses changes to the CEO's recommendations with the CEO and then approves compensation actions for each executive.

The Committee makes compensation decisions for the CEO separately without the CEO's participation. The Committee evaluates the CEO's performance in light of its judgment of results achieved. Input on our CEO's performance is also solicited from the other members of the Board.

At the end of this process, the Committee's decisions included the following compensation actions for our two most senior executives:

- Objectives, weights and bonus levels for the performance bonus programs for the current fiscal year;
- Any changes to salary; and
- The amount of any equity incentive awards for the fiscal year.

The decisions of the Committee were then communicated to the executives by the Chairman of the Committee.

The Committee did not retain an executive compensation consultant during fiscal 2009.

Executive Compensation Consulting

From time to time, the Committee engages an executive compensation consulting firm, Presidio Pay Advisors, Inc. The firm gathers and analyzes third-party data about the compensation practices of our peer companies against which we measure our compensation and provides advice on compensation issues identified by the Committee. Presidio Pay Advisors, Inc. reports directly to the Committee and works solely for the Committee. Our company has not employed other compensation consultants.

Compensation Benchmarking

In setting executive pay, we are mindful of the competitive market. To gauge our pay against our competitors and against the broader marketplace, the Committee has, from time to time, requested our compensation consultant to provide us with survey information of the pay practices generally occurring in the semiconductor industry. In fiscal 2007, to determine our peer companies, the Committee looked at survey data on public companies in the business of manufacturing semiconductors that had annual revenues similar to ours, most of which were in the range of $150 million to $300 million. These companies were:

Actel Corporation	ESS Technology	Pixelworks, Inc.
Applied Micro Circuits Corp.	Genesis Microchip Inc.	PMC-Sierra, Inc.
Atheros Communications, Inc.	Helix Technology Corporation	Semtech Corp.
ATMI Inc.	Integrated Silicon Solution	Silicon Image, Inc.
Cirrus Logic, Inc.	Mattson Technology Inc.	SimpleTech, Inc.
Cohu Inc.	Micrel, Inc.	Standard Microsystems Corp.
Diodes, Inc.	Microsemi Corporation	Vitesse Semiconductor Corp.

In fiscal 2008, the Committee examined survey data on the semiconductor industry generally, while checking pay practices at a small subset of the above peer group companies. In each year, the compensation data obtained from an external business was provided by Presidio Pay Advisors, Inc. In fiscal 2009, the Committee did not review any data on pay practices at peer companies.

Executive Pay Decisions for Fiscal 2009 and Fiscal 2010

Salary

For fiscal 2009, the Committee set Dr. Zommer's annual salary at $566,000 and Mr. Sasson's annual salary at $330,000, the same salaries that they received in fiscal 2008. As in past years, the Committee considered the responsibilities of the executives beyond those typically associated with their roles; in particular, that Dr. Zommer served as the senior technical executive of our company and that Mr. Sasson bore significant operational responsibilities and served as the senior sales executive of our company. In light of the economic downturn, for pay periods after November 15, 2008, the salaries of Dr. Zommer and Mr. Sasson were reduced by 10% to annual rates of $509,400 and $297,000, respectively. During fiscal 2009, in accordance with our general policy for employees, Mr. Sasson cashed out vacation days for a payment of $12,692. Mr. Ingram's fiscal 2009 salary was the same as his fiscal 2008 salary.

To date during fiscal 2010, the salaries of Dr. Zommer and Mr. Sasson remain at the reduced rates and Mr. Ingram's salary is unchanged. If economic conditions improve during the course of the fiscal year, the salaries of Dr. Zommer and Mr. Sasson could be restored to their prior levels.

Performance Bonuses

For fiscal 2009, the Committee set the bonus levels of incentive cash compensation for Messrs. Zommer and Sasson, to be consistent with the objective that the majority of the executives' compensation be incentive based. No action was taken to establish a performance bonus for Mr. Ingram for fiscal 2009.

In establishing the performance bonus program for fiscal 2009, the Committee set three different potential levels for Dr. Zommer's bonus as follows: threshold, $55,000; target, $550,000; and maximum, $1,100,000. Similarly, the Committee set three different potential levels for Mr. Sasson's performance bonus, which are as follows: threshold, $25,000; target, $250,000; and maximum, $500,000. For both executives, the set of objectives consisted of four quantitative objectives and one qualitative objective, with the same weights accorded each objective. Each quantitative objective consisted of three numbers, with a number corresponding to each of the concepts of threshold, target and maximum.

The fiscal 2009 objectives, weights and levels were as follows:

Objective	Weight	Threshold Level	Target Level	Maximum Level
		(Dollars in millions)		
Net revenues	25%	$ 310	$ 320	$ 335
Gross margin	30%	29.2%	30.0%	31.2%
Cash flow from operations	20%	$ 20	$ 28	$ 35
Return on assets	10%	4.0%	6.0%	8.0%
Overall performance	15%			

After the end of fiscal 2009, the Committee exercised discretion in determining the amount of the performance bonuses awarded to Dr. Zommer and Mr. Sasson for the year. In reviewing performance in comparison to the quantitative objectives, the Committee concluded that only the objective for cash flow from operations had been achieved in any respect and that such objective had been met at the threshold level. Regarding overall performance, the Committee evaluated the objective in light of the effects of the economic downturn on the second half of the year and management's actions to address the downturn. The Committee concluded that, in light of the economic challenges, overall performance should be recognized at target and accorded the objective its full weight at that level. For each executive, the Committee then went through the process of multiplying the weight for each objective against the bonus payable at the level of performance achieved for such objective and then added the results to obtain a total. After reviewing the results of that process, the Committee awarded Dr. Zommer a bonus of $100,000 for fiscal 2009, which represented 18.2% of his target level amount. Mr. Sasson was awarded a bonus of $50,000, which constituted 20.0% of his target level amount.

In establishing the fiscal 2010 performance compensation program, the Committee found it impractical to set quantitative measures of performance that would provide meaningful incentives for the executives, given the uncertain and unpredictable nature of the economic environment. Consequently, the Committee decided not to set minimum, target and maximum levels for each of the quantitative objectives. In making the decision, the Committee obtained the advice of Presidio Pay Advisors, Inc. regarding the proposed fiscal 2010 program and the adjustments that technology companies were making to address economic uncertainty. A target award was set for Dr. Zommer and Mr. Sasson, along with objectives and weights for the objectives. For Dr. Zommer, the target award is $300,000. For Mr. Sasson, it is $150,000. For each executive, his maximum potential award is twice the amount of his target award. The fiscal 2010 objectives, and weights for the objectives, for each of the executives are as follows:

Objective	Nathan Zommer	Uzi Sasson
Net revenues	25%	25%
Gross margin	25%	25%
Cash flow from operations	20%	25%
Return on assets	10%	10%
Discretionary	20%	15%

Each of the first four objectives will be evaluated by reference to quantitative results. The fifth objective will be evaluated qualitatively.

Other Cash Bonuses

In fiscal 2009, the Committee awarded Mr. Ingram a bonus of $20,000. The bonus was awarded upon the recommendation of Dr. Zommer, who concluded that Mr. Ingram's performance warranted the payment, particularly in light of the absence of any increase in his salary in recent years.

Equity

In fiscal 2009, the Committee granted stock options to Messrs. Zommer, Sasson and Ingram. The size of the awards reflected past individual and company performance and expected future contribution. The Committee granted Dr. Zommer an option for 170,000 shares, Mr. Sasson options for 270,000 shares and Mr. Ingram an option for 30,000 shares. In Mr. Sasson's case, the grants also reflected the Committee's objective to substantially increase Mr. Sasson's participation in any appreciation of our common stock, as his equity incentives were limited when compared to the other executive officers.

Tax and Accounting Implications

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that we may deduct from our taxes in a year with respect to our executive officers. Section 162(m) limits the types of compensation that are deductible resulting in some compensation that does not qualify as tax deductible. While the Committee is mindful of the benefit to our company performance of full deductibility of compensation, we believe the Committee must not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Committee has not adopted a policy that requires that all compensation be deductible. The Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of our company and the stockholders.

We adopted SFAS No. 123(R), effective April 1, 2007. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. We use the Black-Scholes pricing model to estimate the fair value of each award.

Summary Compensation Table

The following table shows for the fiscal year ended March 31, 2009, compensation awarded to or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer and our other executive officer, together referred to as our Named Executive Officers, at March 31, 2009.

Summary Compensation Table for Fiscal 2009, 2008 and 2007

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Nathan Zommer	2009	544,231	100,000	121,625	310,910	—	16,138(2)	1,092,904
Chairman of the Board,	2008	566,000	700,000	121,625	162,895		33,263	1,583,783
President and Chief Executive Officer	2007	510,000	400,000	107,257	216,160		52,461	1,285,878
Uzi Sasson	2009	330,000(3)	50,000	117,875	332,949	—	12,483(5)	843,307
Vice President, Chief	2008	341,538(4)	276,000	117,875	286,352		13,204	1,034,969
Operating Officer and Chief Financial Officer	2007	300,000	—	91,197	196,920		19,389	607,506
Peter H. Ingram(6)	2009	254,255	20,000	—	3,675	4,932	12,237(7)	295,099
President of European	2008	254,255	—		9,186	—	10,664	274,105
Operations	2007	232,616	15,081		66,828	9,527	6,955	331,007

(1) No executive officer forfeited any rights during fiscal 2009. Note 3 of the Notes to Consolidated Financial Statements set forth in our Annual Reports on Form 10-K for the years ended March 31, 2009 and 2008 discloses the assumptions made in valuing the rights.

(2) For fiscal 2009, includes car expense of $7,453 and $6,900 in contributions by our company matching certain of Dr. Zommer's 401(k) plan contributions. All other compensation also includes telephone service, and bill paying and bookkeeping services. For fiscal 2009, bill paying and bookkeeping services were valued based on an estimate of the hours involved and the hourly rate of the person providing the services.

(3) For fiscal 2009, includes vacation cash-out of $12,692.

(4) For fiscal 2008, includes vacation cash-out of $11,538.

(5) For fiscal 2009, represents car expense.

(6) Mr. Ingram is paid in euros. For fiscal 2009 and fiscal 2008, his compensation was converted into dollars at the rate of 1.41 dollars per Euro, the conversion rate used in our consolidated statement of operations for fiscal 2009 and fiscal 2008. For fiscal 2007, his compensation was converted into dollars at the rate of 1.29 dollars per Euro, the conversion rate used in our consolidated statement of operations for fiscal 2007. The change in the value of Mr. Ingram's rights under the German deferred benefit plan for fiscal 2009 was $4,932.

(7) For fiscal 2009, represents car expense.

We provide, or reimburse for, a car for each of our executive officers, including associated expenses such as insurance, registration, maintenance and gasoline. Our directors, excluding Dr. Zommer, are reimbursed for their estate planning and tax planning and return preparation expenses. We pay for telephone service for a house owned by Dr. Zommer near our corporate offices, where employees stay on occasion when visiting our corporate offices. Because Dr. Zommer is single and spends significant time traveling to our worldwide locations and customers, we provide bill paying and bookkeeping services to Dr. Zommer.

Employment Agreements

Dr. Zommer and Mr. Sasson are the only executive officers who have employment agreements. Each agreement was executed in July 2009, effective as of August 1, 2009, and terminates July 31, 2012.

Dr. Zommer's agreement provides that he will be paid an annual base salary of at least $566,000 and that he will be considered for an annual performance bonus, as determined by the Board in its discretion. He is to receive the benefits made available to senior executives generally, as well as the following specifically described in his agreement: an annual medical exam; term insurance in the amount of $1,000,000 on his life, payable to his designee; the services of a personal tax or investment advisor, in an amount not to exceed $2,000 per year; the use of a car, of make and model determined by Dr. Zommer and the Board, including maintenance, gas and insurance; 10 hours per month of bill paying and bookkeeping services; and annual vacation in an amount equal to 15 days plus one-half day for each full year of service after June 1, 2003. Additionally, Dr. Zommer is entitled to the payments and benefits described in "Potential Payments upon Termination or Change in Control," upon the events described there. During fiscal 2007, Dr. Zommer caused the term life insurance provided pursuant to his agreement to be cancelled. With Dr. Zommer's consent, his salary is currently being paid at a rate that is 10% less than the rate provided in his agreement.

Mr. Sasson's agreement provides that he will be paid an annual base salary of at least $330,000 and that he will be considered for an annual performance bonus, as determined by the Board in its discretion. He is to receive the benefits made available to senior executives generally, as well as the following specifically described in his agreement: an annual medical exam; term insurance in the amount of $1,000,000 on his life, payable to his designee; the services of a personal tax or investment advisor, in an amount not to exceed $2,000 per year; the use of a car, of make and model determined by Mr. Sasson and the Board, including maintenance, gas and insurance; and annual vacation in an amount equal to 15 days. Additionally, Mr. Sasson is entitled to the payments and benefits described in "Potential Payments upon Termination or Change in Control," upon the events described there. With Mr. Sasson's consent, his salary is currently being paid at a rate that is 10% less than the rate provided in his agreement.

Grants of Plan-Based Awards

The following table provides information regarding all incentive plan awards that were made to or earned by our Named Executive Officers during fiscal 2009.

Grants of Plan-Based Awards in Fiscal 2009

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)			
Nathan Zommer	9/5/08	55,000	550,000	1,100,000	170,000	12.65(2)	779,044
Uzi Sasson	9/5/08	25,000	250,000	500,000	120,000	11.50	590,490
	11/13/08				150,000	6.53	441,371
Peter H. Ingram	2/12/2009	—	—	—	30,000	7.97	108,013

(1) These amounts constitute the performance bonus amounts for fiscal 2009, which were determined during the year.

(2) Shares granted to Dr. Zommer were at an exercise price 10% above the market price on the date of grant.

Outstanding Equity Awards at Fiscal 2009 Year End

The following table shows for the fiscal year ended March 31, 2009, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Nathan Zommer	480,000		2.34	11/19/09		
	20,000		20.90	12/11/10		
	160,000		7.26	11/16/11		
	280,000		7.79	11/15/12		
	150,000		10.63	02/20/14		
	100,000		15.81	06/02/15		
	50,000	150,000(2)	10.30	06/07/17		
		170,000(3)	12.65	09/05/18		
					25,000(4)	201,500
Uzi Sasson	30,000		6.65	08/20/14		
	120,000		9.15	11/23/14		
	75,000		14.37	06/02/15		
	5,000	15,000(5)	9.35	05/31/17		
	30,000	90,000(6)	9.36	06/07/17		
		120,000(7)	11.50	09/05/18		
		150,000(8)	6.53	11/13/18		
					15,000(9)	120,900
					10,000(10)	80,600
Peter H. Ingram	120,000		3.63	01/21/10	—	—
	10,000		6.60	11/16/11		
	60,000		4.64	07/22/12		
	40,000		7.08	11/15/12		
	28,000		6.75	08/08/13		
	30,000		14.37	06/02/15		
		30,000(11)	7.97	02/12/19		

(1) Based on the closing price of $8.06 on the Nasdaq Global Market on March 31, 2009.
(2) 50,000 shares vest on each anniversary of June 7.
(3) 42,500 shares vest on each anniversary of September 5.
(4) 12,500 shares vest on each anniversary of May 12.
(5) 5,000 shares vest on each anniversary of May 31.
(6) 30,000 shares vest on each anniversary of June 7.
(7) 30,000 shares vest on each anniversary of September 5.
(8) 37,500 shares vest on each anniversary of November 13.
(9) 7,500 shares vest on each anniversary of May 12.
(10) 5,000 shares vest on each anniversary of August 24.
(11) 7,500 shares vest on each anniversary of February 12.

Option Exercises and Stock Vested in Fiscal Year 2009

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nathan Zommer	—	—	12,500	94,375
Uzi Sasson	—	—	12,500	123,375
Peter H. Ingram	53,000	283,285	—	—

Post-Employment Compensation

The following table shows for the fiscal year ended March 31, 2009, certain information regarding pension benefits for the only Named Executive Officer who is entitled to such benefits.

Pension Benefits for Fiscal 2009

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Peter H. Ingram	Defined Benefit Plan	25	341,890	—

Mr. Ingram is an employee of our German subsidiary and participates in the defined benefit plan of our German subsidiary. In 1992, the subsidiary awarded Mr. Ingram pension rights under which he will be entitled to receive a payment of €1,471, or $2,074, per month as his pension on retirement. Under the terms of the plan, his right to pension payments has fully vested. Further years of service will not increase his pension benefit. He may initiate pension payments upon retirement, but the amount of each payment that he would receive for the remainder of his life would be reduced by 0.5% for each month prior to age 63 that he commenced the payments, up to a maximum reduction of 6%. In the event of his death, his spouse would be entitled to payments equal to two-thirds of the payments that he would receive. Note 14 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended March 31, 2009 describes the defined benefit plan in which Mr. Ingram participates.

Potential Payments upon Termination or Change in Control

Dr. Zommer

Dr. Zommer's employment agreement provides for certain payments and benefits in connection with termination of his employment or a change in control. In the event he is terminated without cause he is entitled to a single payment equal to one year's salary. If he becomes disabled for three months in a six month period, his salary will continue to be paid, along with benefits, by us for a period of one year, after which his employment shall terminate. If his employment terminates, either without cause or for good reason, within one year of a change in control, he is entitled to a single payment from us equal to three times his average annual cash compensation over the last three years. Additionally, upon such event, he is entitled to a continuation of his benefits from us, both as provided to employees generally and as specifically described in his employment agreement, for a period of 18 months, as well as the immediate vesting of all unvested stock options.

Under his employment agreement, cause means conviction of any felony or any crime involving moral turpitude or dishonesty; participation in a fraud or act of dishonesty against our company; willful breach of our policies; intentional damage to our property; or breach of the employment agreement or any other agreement with us. Change in control means any reorganization, consolidation or merger in which we are not the surviving corporation or where our voting stock would be converted into cash, securities or other property, other than a merger where our stockholders have the same proportionate ownership of voting stock after the merger; the sale, exchange or other transfer to an unaffiliated third party of at least a majority of our voting stock; and the sale, lease, exchange or other transfer of all, or substantially all, of our assets. Good reason means reduction of his rate of salary compensation as in effect immediately prior to the change in control by more than five percent; failure to provide a package of welfare benefit plans that, taken as a whole, provide substantially similar benefits to those in which he is entitled to participate immediately prior to the change of control, except that employee contributions may be raised to the extent of any cost increases imposed by third parties, or any action by us that would adversely affect his participation or reduce his benefits under any of such plans; change in his responsibilities, authority, titles or offices resulting in diminution of position, excluding insubstantial, inadvertent actions and noting that the fact the Company is no longer public or the ultimate parent is not such a diminution; request that Dr. Zommer relocate to a worksite that is more than 35 miles from his prior worksite; material reduction in duties; failure or refusal of the successor company to assume our obligations under his employment agreement; or material breach by us or any successor company of any of the material provisions of his employment agreement.

The following table sets forth estimates of the value of the payments and the benefits that would have been receivable by Dr. Zommer under his employment agreement in connection with termination or a change in control as of March 31, 2009.

Executive Benefits and Payments upon Termination or Change in Control (1)	**Involuntary Termination Without Cause ($)**	**Involuntary Termination For Cause ($)**	**Disability ($)**	**Termination without Cause or For Good Reason within One Year after Change in Control ($)**
Cash payment	544,231	—	544,231	2,820,231(2)
Vesting of stock awards(3)	—	—	100,750	201,500
Vesting of option awards	—	—	—	—
401(k) match(4)	—	—	6,900	10,350
Car expense(4)	—	—	7,453	11,180
Health insurance(4)	—	—	9,011	13,517
Other benefits(4)(5)	—	—	6,256	9,384
Total	544,231	—	674,601	3,066,162

(1) Based on salary paid during fiscal 2009 and the amounts for benefits during fiscal 2009.

(2) Based on the three fiscal years ended March 31, 2009.

(3) Represents the fair market value of stock awards that would become vested due to termination, based on closing price of a share of our common stock on March 31, 2009, which was $8.06. For disability, assumes one year of vesting.

(4) Assumes one year of benefits for disability and eighteen months of benefits for termination after change in control. Benefits are estimated using fiscal 2009 historical data.

(5) Consists of dental insurance, group life insurance, tax or investment advisor reimbursement (estimated at $2,000 per year), annual medical exam reimbursement (estimated at $1,000 per year), and bill paying and bookkeeping services.

Mr. Sasson

Mr. Sasson's employment agreement provides for certain payments and benefits in connection with termination of his employment or a change in control. In the event he is terminated without cause, he is entitled to a single payment equal to one month's salary for each year of service, but not less than six months nor more than twelve months of salary. If he becomes disabled for three months in a six month period, his salary will continue to be paid, along with benefits, by us for a period of one year, after which his employment shall terminate. If his employment terminates, either without cause or for good reason, within one year of a change in control, he is entitled to a single payment from us equal to two times his average annual cash compensation over the last three years. Additionally, upon such event, he is entitled to a continuation of his benefits from us, both as provided to employees generally and as specifically described in his employment agreement, for a period of 18 months, as well as the immediate vesting of all unvested stock options. Cause, change in control and good reason have definitions identical to those in Dr. Zommer's agreement.

The following table sets forth estimates of the value of the payments and the benefits that would have been receivable by Mr. Sasson under his employment agreement in connection with termination or a change in control as of March 31, 2009.

Executive Benefits and Payments upon Termination or Change in Control (1)	Involuntary Termination Without Cause ($)	Involuntary Termination For Cause ($)	Disability ($)	Termination without Cause or For Good Reason within One Year after Change in Control ($)
Cash payment	330,000	—	330,000	865,025(2)
Vesting of stock awards(3)	—	—	100,750	201,500
Vesting of option awards(3)	—	—	57,375	229,500
401(k) match(4)	—	—	—	—
Car expense(4)	—	—	12,483	18,725
Health insurance(4)	—	—	14,973	22,460
Other benefits(4)(5)	—	—	5,885	8,828
Total	330,000	—	521,466	1,346,038

(1) Based on salary paid during fiscal 2009 and the amounts for benefits during fiscal 2009.

(2) Based on the three fiscal years ended March 31, 2009.

(3) Represents the fair market value of stock awards that would become vested due to termination or the value of the spread on options that would become exercisable due to termination, based on closing price of a share of our common stock on March 31, 2009, which was $8.06. For disability, assumes one year of vesting.

(4) Assumes one year of benefits for disability and eighteen months of benefits for termination after change in control. Benefits are estimated using fiscal 2009 historical data.

(5) Consists of dental insurance, group life insurance, tax or investment advisor reimbursement (estimated at $2,000 per year) and annual medical exam reimbursement (estimated at $1,000 per year), and bill paying and bookkeeping services.

Director Compensation

The following table shows for the fiscal year ended March 31, 2009 certain information with respect to the compensation of all of our non-employee directors:

Director Compensation for Fiscal 2009

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)(2)	All Other Compensation ($) (3)	Total ($)
Donald Feucht	64,350	95,669	1,972	161,991
Samuel Kory	57,525	95,669	1,725	154,919
S. Joon Lee	39,000	95,669	2,385	137,054
Timothy Richardson	52,650	128,061	—	180,711
James Thorburn	47,775	128,293	—	176,068

(1) Note 3 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended March 31, 2009 discloses the assumptions made in valuing the rights.

(2) The following table sets forth the FAS 123R grant date fair value of each equity award granted to directors in fiscal 2009:

Name	Grant Date	Number of Stock Options Granted	Grant Date Fair Value
Donald Feucht	9/5/2008	20,000	$98,415
Samuel Kory	9/5/2008	20,000	$98,415
S. Joon Lee	9/5/2008	20,000	$98,415
Timothy Richardson	9/5/2008	20,000	$98,415
James Thorburn	9/5/2008	20,000	$98,415

The following table sets forth the number of outstanding option awards at March 31, 2009:

Name	Number of Shares Underlying Unexercised Options
Donald Feucht	156,250
Samuel Kory	155,000
S. Joon Lee	181,250
Timothy Richardson	70,000
James Thorburn	70,000

(3) All other compensation represents reimbursements for expenses incurred in preparing the director's personal income tax returns.

Each of the non-employee directors currently receives an annual retainer of $40,000. Additionally, each non-employee director is also paid a retainer for each additional committee of the Board on which he serves. The Chairs of the standing committees of the Board are paid retainers as follows: Chair of the Audit Committee, $15,000; Chair of the Compensation Committee, $10,000; and Chair of the Nominating and Corporate Governance Committee, $6,000. Other members of the standing committees are paid retainers as follows: Audit Committee member, $7,000; Compensation Committee member, $5,000; and Nominating and Corporate Governance Committee, $2,000. Additionally, each director is reimbursed for expenses incurred in preparing their personal income tax returns and estate planning matters. Meeting attendance fees are not paid.

If the 2009 Equity Incentive Plan is approved, options will be granted to directors from it. The plan provides for the grant of options to non-employee directors pursuant to a discretionary grant mechanism administered by the Board. Under current practice, each director receives an option to acquire 30,000 shares upon becoming a member of the Board, which vests in equal annual installments over four years, and, after the first year, an option to acquire

20,000 shares annually, which vests in monthly installments over one year. All non-employee director options will vest in full in connection with a change in control of our company. Each option has an exercise price equal to the fair market value of such common stock on the date of grant, based on the closing sales price reported on the Nasdaq Global Market for the date of grant.

TRANSACTIONS WITH RELATED PERSONS

Related Person Transactions Policy and Procedures

Section 4 of our Code of Ethics sets forth our policy regarding disclosure by an employee or director of a conflict of interest. A related party transaction would be a conflict of interest. Under Section 4 of our Code of Ethics, executive officers and directors are to disclose conflicts of interest to the Audit Committee. When transactions that fall within the coverage of Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934 are identified, they are submitted to the Audit Committee for review, approval or ratification, excepting indemnity agreements, the form of which was previously approved by the stockholders. Evidence of the policy is set forth in the Rule 4350(h) of The Nasdaq Stock Market. The Audit Committee considers transactions on a case-by-case basis in light of the applicable facts and circumstances, and has not developed specific standards for such review, approval or consideration. Review, approval or ratification is evidenced in the minutes of the Audit Committee. The policies and procedures are not otherwise set forth in writing.

Related Person Transactions

We have entered into indemnity agreements with our executive officers and directors containing provisions that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or services as officers or directors.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single proxy statement and annual report will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker. Stockholders who currently receive multiple copies of the proxy statement at their addresses and would like to request "householding" of their communications should contact their brokers.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Uzi Sasson
Secretary

August 7, 2009

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on September 10, 2009.

Copies of this proxy statement and of our annual report for the fiscal year ended March 31, 2009 are available at http://www.ixys.com/corporate/AnnualMeetingMaterials.asp.

You may also obtain such copies free of charge by writing to Uzi Sasson, Secretary, IXYS Corporation, 1590 Buckeye Drive, Milpitas, CA 95035.

EXHIBIT A

IXYS CORPORATION

2009 EQUITY INCENTIVE PLAN

(Effective June 5, 2009)

IXYS CORPORATION hereby adopts in its entirety the IXYS Corporation 2009 Equity Incentive ("Plan"), as of June 5, 2009 ("Plan Adoption Date"). Unless otherwise defined, terms with initial capital letters are defined in Section 2 below.

SECTION 1

BACKGROUND AND PURPOSE

1.1 *Background* The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights (SARs), Restricted Stock, and Performance Units.

1.2 *Purpose of the Plan* The Plan is intended to attract, motivate and retain the following individuals: (a) employees of the Company or its Affiliates; (b) consultants who provide significant services to the Company or its Affiliates and (c) directors of the Company or any of its Affiliates who are employees of neither the Company nor any Affiliate. The Plan is also designed to encourage stock ownership by such individuals, thereby aligning their interests with those of the Company's shareholder.

SECTION 2

DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 *"1934 Act"* means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Act shall include such section, any valid rules or regulations promulgated under such section, and any comparable provisions of any future legislation, rules or regulations amending, supplementing or superseding any such section, rule or regulation.

2.2 *"Administrator"* means, collectively the Board, and/or one or more Committees, and/or one or more executive officers of the Company designated by the Board to administer the Plan or specific portions thereof; provided, however, that Awards to Non-Employee Directors may only be administered by the Board as a whole but excluding any Employee Directors, and Awards to Section 16 Persons may only be administered by a committee of Independent Directors (as defined in Section 2.23). The Plan permits coextensive administrative authority; provided, however, that the scope of any such authority is specifically approved by the Board in accordance with the Plan.

2.3 *"Affiliate"* means any corporation or any other entity (including, but not limited to, Subsidiaries, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

2.4 *"Applicable Law"* means the legal requirements relating to the administration of Options, SARs, Restricted Stock, Performance Units and similar incentive plans under any applicable laws, including but not limited to the laws of the United States and any applicable foreign country, including employment, labor, privacy, securities, and tax laws, the Code, and applicable rules and regulations promulgated by the Nasdaq, New York Stock Exchange, American Stock Exchange or the requirements of any other stock exchange or quotation system upon which the Shares may then be listed or quoted.

2.5 *"Award"* means, individually or collectively, a grant under the Plan of Nonqualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, and Performance Units.

2.6 *"Award Agreement"* means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan, including the Grant Date.

2.7 *"Board"* or *"Board of Directors"* means the Board of Directors of the Company.

2.8 *"Change in Control"* means the occurrence of any of the following:

2.8.1 Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting capital stock, other than a group of two or more persons not (A) acting in concert for the purpose of acquiring, holding or disposing of such stock or (B) otherwise required to file any form or report with any governmental agency or regulatory authority having jurisdiction over the Company which requires the reporting of any change in control;

2.8.2 The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets (whether by stock sale, merger, consolidation or otherwise);

2.8.3 The consummation of a liquidation or dissolution of the Company; or

2.8.4 The consummation of a merger or consolidation of the Company with any other corporation, other than (i) a merger or consolidation for the sole purpose of changing the Company's jurisdiction of incorporation or (ii) a consolidation or merger of the Company in which the holders of the voting capital stock of the Company immediately prior to the consolidation or merger (other than Persons who are parties to such consolidation or merger and their respective Affiliates) hold at least fifty percent (50%) of the voting power represented by the Company's then outstanding voting capital stock of the Company or the surviving entity (or its parent entity) immediately after the consolidation or merger.

2.9 *"Code"* means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.10 *"Committee"* means any committee appointed by the Board of Directors to administer the Plan.

2.11 *"Company"* means IXYS Corporation, or any successor thereto.

2.12 *"Consultant"* means any consultant, independent contractor or other person who provides significant services to the Company or its Affiliates or any employee or Affiliate of any of the foregoing, but who is neither an Employee nor a Director.

2.13 *"Continuous Status"* as an Employee, Consultant or Director means that a Participant's employment or service relationship with the Company or any Affiliate is not interrupted or terminated. "Continuous Status" shall not be considered interrupted in the following cases: (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company and any Subsidiary or successor. A leave of absence approved by the Company shall include sick leave, military leave or any other personal leave approved by an authorized representative of the Company. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If such reemployment is approved by the Company but not guaranteed by statute or contract, then such employment will be considered terminated on the ninety-first (91st) day of such leave and on such date any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonqualified Stock Option. In the event a Participant's status changes among the positions of Employee, Director and Consultant, the Participant's Continuous Status as an Employee, Director or Consultant shall be deemed to be continuous and uninterrupted.

2.14 *"Director"* means any individual who is a member of the Board of Directors of the Company or an Affiliate of the Company.

2.15 *"Disability"* means a permanent and total disability within the meaning of Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

2.16 *"Employee"* means any individual who is a common-law employee of the Company or of an Affiliate.

2.17 *"Exercise Price"* means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option, and the price used to determine the amount of cash or number of Shares payable to a Participant upon the exercise of a SAR.

2.18 *"Fair Market Value"* means, as of any date, provided the Common Stock is listed on an established stock exchange or a national market system, including without limitation the NASDAQ, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock on the Grant Date of the Award. If no sales were reported on such Grant Date of the Award, the Fair Market Value of a share of Common Stock shall be the closing price for such stock as quoted on the NASDAQ (or the exchange with the greatest volume of trading in the Common Stock) on the last market trading day with reported sales prior to the date of determination. In the case where the Company is not listed on an established stock exchange or national market system, Fair Market Value shall be determined by the Board in good faith in accordance with Code Section 409A and the applicable Treasury regulations.

2.19 *"Fiscal Year"* means a fiscal year of the Company.

2.20 *"Full-Value Award Limitation"* means an aggregate limit of one thousand (1,000) Shares, which is the total number of Shares that may be granted to all Participants combined as "full value awards," which includes both Restricted Stock and Performance Units.

2.21 *"Grant Date"* means the date the Administrator approves the Award.

2.22 *"Incentive Stock Option"* means an Option to purchase Shares, which is designated as an Incentive Stock Option and is intended to meet the requirements of Section 422 of the Code.

2.23 *"Independent Director"* means a Nonemployee Director who is (i) a "nonemployee director" within the meaning of Section 16b-3 of the 1934 Act, (ii) "independent" as determined under the applicable rules of the NASDAQ, and (iii) an "outside director" under Treasury Regulation Section 1.162-27(e)(3), as any of these definitions may be modified or supplemented from time to time.

2.24 *"Misconduct"* shall include commission of any act in competition with any activity of the Company (or any Affiliate) or any act contrary or harmful to the interests of the Company (or any Affiliate) as determined in good faith by the Administrator and shall include, without limitation: (a) conviction of a felony or crime involving moral turpitude or dishonesty, (b) violation of Company (or any Affiliate) policies, with or acting against the interests of the Company (or any Affiliate), including employing or recruiting any present, former or future employee of the Company (or any Affiliate), (c) misuse of any confidential, secret, privileged or non-public information relating to the Company's (or any Affiliate's) business, or (d) participating in a hostile takeover attempt of the Company or an Affiliate. The foregoing definition shall not be deemed to be inclusive of all acts or omissions that the Company (or any Affiliate) may consider as Misconduct for purposes of the Plan.

2.25 *"NASDAQ"* means The NASDAQ Stock Market, LLC.

2.26 *"Nonemployee Director"* means a Director who is not employed by the Company or an Affiliate.

2.27 *"Nonqualified Stock Option"* means an option to purchase Shares that is not intended to be an Incentive Stock Option.

2.28 *"Option"* means an Incentive Stock Option or a Nonqualified Stock Option.

2.29 *"Participant"* means an Employee, Consultant or Nonemployee Director who has an outstanding Award.

2.30 *"Performance Goals"* means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the

Performance Goals applicable to an Award may provide for a targeted level or levels of achievement, including without limitation goals tied to individual objectives and/or the Company's (or a business unit's) return on assets, return on shareholders' equity, efficiency ratio, earnings per share, net income, or other financial measures determined in accordance with U.S. generally accepted accounting principles ("GAAP"), with or without adjustments determined by the Administrator. The foregoing definition shall not be deemed to be inclusive of all Performance Goals for purposes of this Plan. The Performance Goals may differ from Participant to Participant and from Award to Award.

2.31 *"Performance Units"* means an Award granted to a Participant pursuant to Section 8 of the Plan that entitles the Participant to receive a prescribed number of Shares, or the equivalent value in cash, upon achievement of Performance Goals associated with such Award. The Participant's Award Agreement shall specify whether the Performance Units will be settled in Shares or cash.

2.32 *"Period of Restriction"* means the period during which Shares of Restricted Stock are subject to restrictions that subject the Shares to a substantial risk of forfeiture. As provided in Section 7, such restrictions may be based on the passage of time in which case the restrictions may lapse over the Period of Restriction, the achievement of Performance Goals, or the occurrence of other events as determined by the Administrator, in its discretion.

2.33 *"Plan"* means this IXYS Corporation 2009 Equity Incentive Plan, as set forth in this instrument and as hereafter amended from time to time.

2.34 *"Restricted Stock"* means an Award granted to a Participant pursuant to Section 7. An Award of Restricted Stock constitutes a transfer of ownership of Shares to a Participant from the Company subject to restrictions against transferability, assignment, and hypothecation. Under the terms of the Award, the restrictions against transferability are removed when the Participant has met the specified vesting requirement. Vesting can be based on continued employment or service over a stated service period, or on the attainment of specified Performance Goals. If employment or service is terminated prior to vesting, the unvested restricted stock reverts back to the Company.

2.35 *"Rule 16b-3"* means the rule so designated promulgated under Section 16 of the 1934 Act, and any future rule or regulation amending, supplementing or superseding such rule.

2.36 *"SEC"* means the U.S. Securities Exchange Commission.

2.37 *"Section 16 Person"* means a person who, with respect to the Shares, is subject to Section 16 of the 1934 Act.

2.38 *"Shares"* means shares of common stock of the Company.

2.39 *"Stock Appreciation Right"* or *"SAR"* means an Award granted to a Participant pursuant to Section 6. Upon exercise, a SAR gives a Participant a right to receive a payment in cash, or the equivalent value in Shares, equal to the difference between the Fair Market Value of the Shares on the exercise date and the Exercise Price. Both the number of SARs and the Exercise Price are determined on the Grant Date. For example, assume a Participant is granted 100 SARs at an Exercise Price of $10 and the award agreement specifies that the SARs will be settled in Shares. Also assume that the SARs are exercised when the underlying Shares have a Fair Market Value of $20 per Share. Upon exercise of the SAR, the Participant is entitled to receive 50 Shares [(($20-$10)*100)/$20].

2.40 *"Subsidiary"* means any corporation, LLC or partnership (collectively referred to as "Entities") in an unbroken chain of Entities beginning with the Company if each of the Entities other than the last Entity in the unbroken chain then owns fifty percent (50%) or more of the total combined voting power in one of the other Entities in such chain.

Proxy Statement

SECTION 3

ADMINISTRATION

3.1 *The Administrator.* The Administrator, if not the Board of Directors, shall be appointed by the Board of Directors from time to time. Grants of authority in a committee charter shall be deemed appointment.

3.2 *Authority of the Administrator.* It shall be the duty of the Administrator to administer the Plan in accordance with the Plan's provisions and in accordance with Applicable Law. The Administrator, if the Board of Directors or a Committee, shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the following: (a) which Employees, Consultants and Directors shall be granted Awards; (b) the terms and conditions of the Awards at initial grant and any subsequent revisions or changes to the terms and conditions of Awards, including, but not limited to, changes to, or removal of restrictions on, outstanding Awards relating to vesting, Period of Restriction or exercisability periods, (c) interpretation of the Plan, (d) adoption of rules for the administration, interpretation and application of the Plan as are consistent therewith and (e) interpretation, amendment or revocation of any such rules.

3.3 *Decisions Binding.* All determinations and decisions made by the Administrator shall be final, conclusive and binding on all persons, and shall be given the maximum deference permitted by Applicable Law.

SECTION 4

SHARES SUBJECT TO THE PLAN

4.1 *Number of Shares.* Subject to adjustment, as provided in Section 4.3, the total number of Shares initially available for grant under the Plan shall be nine hundred thousand (900,000). In May 1999, the Company approved the 1999 Equity Incentive Plan (the "1999 Plan"). The 1999 Plan expired in May 2009, upon which no further Shares may be granted pursuant to awards under the 1999 Plan but Shares may continue to be issued under the 1999 Plan pursuant to grants previously made. Shares granted under the Plan may be authorized but unissued Shares or reacquired Shares bought on the market or otherwise. Awards settled in cash shall not count against the limitation set forth in this Section 4.1.

4.2 *Reversion of Shares to the Plan.* If any Award made under the Plan expires, or is forfeited or cancelled, the Shares underlying such Awards shall become available for future Awards under the Plan.

4.3 *Adjustments in Awards and Authorized Shares.* The number of Shares covered by the Plan, each outstanding Award, and the per Share exercise price of each such Award, shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, recapitalization, spin-off, combination, reclassification, the payment of a stock dividend on the common stock or any other increase or decrease in the number of such Shares of common stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of Shares of stock of any class, or securities convertible into Shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of common stock subject to an Option.

4.4 *Legal Compliance.* Shares shall not be issued pursuant to the making or exercise of an Award unless the exercise of Options and rights and the issuance and delivery of Shares shall comply with the Securities Act of 1933, as amended, the 1934 Act and other Applicable Law, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Any Award made in violation hereof shall be null and void.

4.5 *Investment Representations.* As a condition to the exercise of an Option or other right, the Company may require the person exercising such Option or right to represent and warrant at the time of exercise that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

SECTION 5

STOCK OPTIONS

The provisions of this Section 5 are applicable to Options granted to Employees, Consultants and Non-employee Directors. Such Participants shall also be eligible to receive other types of Awards as set forth in the Plan.

5.1 *Grant of Options.* Subject to the terms and provisions of the Plan, Options may be granted at any time and from time to time as determined by the Administrator in its discretion. The Administrator may grant Incentive Stock Options, Nonqualified Stock Options, or a combination thereof, and the Administrator, in its discretion and subject to Sections 4.1, shall determine the number of Shares subject to each Option.

5.2 *Award Agreement.* Each Option shall be evidenced by an Award Agreement that shall specify the Exercise Price, the expiration date of the Option, the number of Shares to which the Option pertains, any conditions to exercise the Option, and such other terms and conditions as the Administrator, in its discretion, shall determine. The Award Agreement shall also specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.

5.3 *Exercise Price.* The Administrator shall determine the Exercise Price for each Option subject to the provisions of this Section 5.3.

5.3.1 *Nonqualified Stock Options.* In the case of a Nonqualified Stock Option, the per Share exercise price shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date, as determined by the Administrator.

5.3.2 *Incentive Stock Options.* The grant of Incentive Stock Options shall be subject to the following limitations:

(a) The Exercise Price of an Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date; provided, however, that if on the Grant Date, the Employee (together with persons whose stock ownership is attributed to the Employee pursuant to Section 424(d) of the Code) owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the Exercise Price shall be not less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the Grant Date;

(b) Incentive Stock Options may be granted only to persons who are, as of the Grant Date, Employees of the Company or a Subsidiary, and may not be granted to Consultants or Nonemployee Directors.

(c) To the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any parent or Subsidiary) exceeds $100,000, the Options to acquire Shares in excess of such amount shall be treated as Nonqualified Stock Options. For purposes of this Section 5.3.2(c), Incentive Stock Options shall be taken into account in the order in which they were granted. For purposes of this limitation, the Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted; and

(d) In the event of a Participant's change of status from Employee to Consultant or Nonemployee Director, an Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonqualified Stock Option three (3) months and one (1) day following such change of status.

5.3.3 *Substitute Options.* Notwithstanding the provisions of Sections 5.3.1 and 5.3.2, in the event that the Company or an Affiliate consummates a transaction described in Section 424(a) of the Code (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Employees, Directors or Consultants on account of such transaction may be granted Options in substitution for options granted by their former employer, and such Options may be granted with an Exercise Price less than the Fair Market Value of a Share on the Grant Date; provided, however, the grant of such substitute Option shall not constitute a "modification" as defined in Code Section 424(h)(3) and the applicable Treasury regulations.

5.4 *Exercise of Options.* Options granted under the Plan shall be exercisable at such times and be subject to such restrictions as set forth in the Award Agreement and conditions as the Administrator shall determine in its discretion. Except as set forth in Section 9.1, in all cases involving termination of Continuous Status as an Employee, Director or Consultant (including, but not limited to, the reasons described in subsections (c), (d), (e) and (f) of Section 5.5.1), such Option shall be exercisable only to the extent the Participant was entitled to exercise it at the date of such termination.

5.5 *Expiration of Options*

5.5.1 *Expiration Dates.* Unless otherwise specified in the Award Agreement, but in any event no later than ten (10) years from the Grant Date, each Option shall terminate no later than the first to occur of the following events:

(a) *Date in Award Agreement.* The date for termination of the Option set forth in the written Award Agreement;

(b) *Termination of Continuous Status as Employee, Director or Consultant.* The last day of the three (3)-month period following the date the Participant ceases his/her/its Continuous Status as an Employee, Director or Consultant (other than termination for a reason described in subsections (c), (d), (e), or (f) below).

(c) *Misconduct.* In the event a Participant's Continuous Status as an Employee, Director or Consultant terminates because the Participant has performed an act of Misconduct as determined by the Administrator, all unexercised Options held by such Participant shall expire five (5) business days following Participant's receipt of written notice from the Company of Participant's termination due to Misconduct; provided, however, that the Administrator may, in its sole discretion, prior to the expiration of the five (5) day period, reinstate the Options by giving written notice of such reinstatement to Participant. In the event of such reinstatement, the Participant may exercise the Option only to such extent, for such time, and upon such terms and conditions as if the Participant had ceased to be employed by or affiliated with the Company or a Subsidiary upon the date of such termination for a reason other than Misconduct, disability or death;

(d) *Disability.* In the event that a Participant's Continuous Status as an Employee, Director or Consultant terminates as a result of the Participant's Disability, the Participant may exercise his or her Option at any time within twelve (12) months from the date of such termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). If, at the date of termination, the Participant is not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan;

(e) *Death.* In the event of the death of a Participant, the Participant's Option may be exercised at any time within twelve (12) months following the date of death (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's estate or by a person who acquired the right to exercise the Option by bequest or inheritance. If, at the time of death, the Participant was not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall immediately revert to the Plan. If, after death, the Participant's estate or a person who acquired the right to exercise the Option by bequest or inheritance does not exercise the Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan; or

(f) *10 Years from Grant.* An Option shall expire no more than ten (10) years from the Grant Date; provided, however, that if an Incentive Stock Option is granted to an Employee who, together with persons whose stock ownership is attributed to the Employee pursuant to Section 424(d) of the Code, owns stock possessing more than 10% of the total combined voting power of all classes of the stock of the Company or any of its Subsidiaries, such Incentive Stock Option may not be exercised after the expiration of five (5) years from the Grant Date.

5.5.2 *Administrator Discretion.* Notwithstanding the foregoing the Administrator may, after an Option is granted, extend the exercise period that an Option is exercisable following a Participant's termination of Continuous

Service (recognizing in some such circumstances the Options would cease to be Incentive Stock Options); provided, however, in no event may any such extension extend beyond the stated expiration date of the Option.

5.6 *No "Re-Pricing" Without Shareholder Approval.* Except as provided in Section 4.3, in no event may the Administrator directly or indirectly reduce the exercise price of an Option after it has been granted without the approval of a majority of the shareholders eligible to vote.

5.7 *Exercise and Payment.* Options shall be exercised by the Participant's delivery of a written notice of exercise to the Secretary of the Company (or its designee), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares and payment of any additional amount that the Administrator specifies is necessary for the Company to pay any required withholding taxes in accordance with Section 11.

5.7.1 *Form of Consideration.* Upon the exercise of any Option, the Exercise Price shall be payable to the Company in full in cash or its equivalent. The Administrator, in its discretion, also may permit the exercise of Options and same-day sale of related Shares, or exercise by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Exercise Price, or by any other means which the Administrator, in its discretion, determines to provide legal consideration for the Shares, and to be consistent with the purposes of the Plan. The Administrator, in its discretion, may also permit a "net issuance" of any Option, where the term "net issuance" means the issuance of a number of Shares (rounded down to the nearest whole number of Shares) that is equivalent in value to the difference between the fair market value of the underlying stock on the exercise date, less the exercise price and minimum tax withholding. Such discretion may be exercised by the Administrator either in the Award Agreement or at any other time.

5.7.2 *Delivery of Shares.* As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased and taxes required to be withheld, the Company shall deliver to the Participant (or the Participant's designated broker), Share certificates (which may be in book entry form) representing such Shares.

Section 6

STOCK APPRECIATION RIGHTS

6.1 *Grant of SARs.* Subject to the terms of the Plan, a SAR may be granted to Employees, Consultants and Nonemployee Directors at any time and from time to time as shall be determined by the Administrator.

6.1.1 *Number of Shares.* The Administrator shall have complete discretion to determine the number of SARs granted to any Participant.

6.1.2 *Exercise Price and Other Terms.* The Administrator, subject to the provisions of the Plan, shall have discretion to determine the terms and conditions of SARs granted under the Plan, including whether upon exercise the SARs will be settled in Shares or cash, which must be determined at the time of grant and set forth in the Award Agreement. However, the Exercise Price of a SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date.

6.2 *Exercise of SARs.* SARs granted under the Plan shall be exercisable at such times and be subject to such restrictions as set forth in the Award Agreement and conditions as the Administrator shall determine in its discretion.

6.3 *SAR Agreement.* Each SAR grant shall be evidenced by an Award Agreement that shall specify the Exercise Price, the term of the SAR, the conditions of exercise and such other terms and conditions as the Administrator shall determine.

6.4 *Expiration of SARs.* A SAR granted under the Plan shall expire upon the date determined by the Administrator in its discretion as set forth in the Award Agreement, or otherwise pursuant to the provisions relating to the expiration of Options as set forth in Section 5.5.

6.5 *No "Re-Pricing" Without Shareholder Approval.* Except as provided in Section 4.3, in no event may the Administrator directly or indirectly reduce the exercise price of a SAR after it has been granted without the approval of a majority of the shareholders eligible to vote.

6.6 *Payment of SAR Amount.* Upon exercise of a SAR, a Participant shall be entitled to receive (whichever is specified in the Award Agreement) from the Company either (a) a cash payment in an amount equal to (x) the difference between the Fair Market Value of a Share on the date of exercise and the SAR Exercise Price, multiplied by (y) the number of Shares with respect to which the SAR is exercised, or (b) a number of Shares by dividing such cash amount by the Fair Market Value of a Share on the exercise date. If the Administrator designates in the Award Agreement that the SAR will be settled in cash, upon Participant's exercise of the SAR the Company shall make a cash payment to Participant as soon as reasonably practicable.

SECTION 7

RESTRICTED STOCK

7.1 *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Employees, Directors and Consultants in such amounts as the Administrator, in its discretion, shall determine. However, the award of Restricted Stock under this Section 7 is subject to the Full-Value Award Limitation, as described in Section 2.20. The Administrator shall determine the number of Shares to be granted to each Participant and the purchase price, if any, to be paid by the Participant for such Shares. At the discretion of the Administrator, such purchase price may be paid by Participant with cash or through services rendered.

7.2 *Restricted Stock Agreement.* Each Award of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its discretion, shall determine. Unless the Administrator determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

7.3 *Transferability.* Except as provided in this Section 7, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until expiration of the applicable Period of Restriction.

7.4 *Other Restrictions.* The Administrator, in its discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate, in accordance with this Section 7.4, including, without limitation, provisions relating to expiration of restrictions.

7.4.1 *General Restrictions.* The Administrator may set restrictions based upon the achievement of specific Performance Goals (Company-wide, business unit, or individual), or any other basis determined by the Administrator in its discretion.

7.4.2 *Section 162(m) Performance Restrictions.* For purposes of qualifying grants of Restricted Stock as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Restricted Stock to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Restricted Stock which is intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Restricted Stock under Section 162(m) of the Code (e.g., in determining the Performance Goals).

7.4.3 *Legend on Certificates.* The Administrator, in its discretion, may place a legend or legends on the certificates representing Restricted Stock to give appropriate notice of such restrictions.

7.5 *Removal of Restrictions.* Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall be released from escrow as soon as practicable after expiration of the Period of Restriction. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 7.4.3 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to Applicable Law.

7.6 *Voting Rights.* During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless otherwise provided in the Award Agreement.

7.7 *Dividends and Other Distributions.* During the Period of Restriction, Participants holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

7.8 *Return of Restricted Stock to Company.* On the date that any forfeiture event set forth in the Award Agreement occurs, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan. Such reverted Restricted Stock shall credit the Full-Value Award Limitation.

SECTION 8

PERFORMANCE UNITS

8.1 *Grant of Performance Units.* Subject to the terms and conditions of the Plan, Performance Units may be granted to Employees, Consultants and Nonemployee Directors at any time and from time to time, as shall be determined by the Administrator in its discretion. However, the award of Performance Units under this Section 8 is subject to the "Full-Value Award Limitation," as described in Section 2.20.

8.1.1 *Number of Units.* The Administrator will have complete discretion in determining the number of Performance Units granted to any Participant, subject to the limitations in Sections 4.1.

8.1.2 *Value of Performance Units.* Each Performance Unit shall have a value equal to the Fair Market Value of one Share.

8.2 *Performance Goals and Other Terms.* The Administrator will set Performance Goals or other vesting provisions, including, without limitation, time-based vesting provisions, in its discretion which, depending on the extent to which they are met, will determine the number Performance Units that are converted into Shares or into the equivalent value of cash that shall be paid to Participants. The time period during which the Performance Goals or other vesting provisions must be met will be called the "Performance Period." Each Award of Performance Units will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its discretion, will determine. The Administrator may set Performance Goals based upon the achievement of Company-wide or Individual Objectives or any other basis determined by the Administrator in its discretion.

8.3 *Earning of Performance Units.* After the applicable Performance Period has ended, the holder of Performance Units will be entitled to receive a payment based on the number of Performance Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other vesting provisions have been achieved.

8.4 *Form and Timing of Payment of Performance Units.* Each Award Agreement of Performance Units shall specify the form of payment, which may be in the form of Shares or in cash. Payment with respect to earned Performance Units shall be made as soon as reasonably practical (an in no event more than two and one-half months) after the expiration of the Performance Period.

8.5 *Cancellation of Performance Units.* On the date that any forfeiture event set forth in the Award Agreement occurs, all unearned or unvested Performance Units will revert to the Company, and again will be available for grant under the Plan. Such reverted Performance Units shall credit the Full-Value Award Limitation.

SECTION 9

MISCELLANEOUS

9.1 *Change In Control.* Unless otherwise provided in the Award Agreement, in the event of a Change in Control, unless an Award is assumed or substituted by the successor corporation, then (i) such Awards shall become fully exercisable during the ten (10) day period immediately prior to the Change in Control, whether or not otherwise then exercisable and (ii) all restrictions and conditions on any Award then outstanding shall lapse as of the date of the Change in Control. Unless an Award is assumed or substituted by the successor corporation, such Award shall terminate and shall no longer be exercisable immediately upon the Change in Control, Participant shall be provided written notification of whether Options granted under the Plan will be assumed, substituted or shall become fully exercisable no later than ten (10) days prior to the Change in Control date.

9.2 *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. Notwithstanding anything to the contrary contained in this Plan or in any Award Agreement, the Participant shall have the right to exercise his or her Award for a period of not less than ten (10) days immediately prior to such dissolution or transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable.

9.3 *No Effect on Employment or Service.* Nothing in the Plan shall interfere with or limit in any way the right of the Company or an Affiliate to terminate any Participant's employment or service at any time, with or without cause. Unless otherwise provided by written contract, employment or service with the Company or any of its Affiliates is on an at-will basis only. Additionally, the Plan shall not confer upon any Director any right with respect to continuation of service as a Director or nomination to serve as a Director, nor shall it interfere in any way with any rights which such Director or the Company may have to terminate his or her directorship at any time.

9.4 *Participation.* No Employee, Consultant or Nonemployee Director shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

9.5 *Limitations on Awards.* No Participant shall be granted an Award or Awards in any Fiscal Year in which the combined number of Shares underlying such Award(s) exceeds two hundred thousand (200,000) Shares; provided, however, that such limitation shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 4.3.

9.6 *Successors.* All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or, otherwise, sale or disposition of all or substantially all of the business or assets of the Company.

9.7 *Beneficiary Designations.* If permitted by the Administrator, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Administrator. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate and, subject to the terms of the Plan and of the applicable Award Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant's estate.

9.8 *Limited Transferability of Awards.* No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant. Notwithstanding the foregoing, the Participant may, in a manner specified by the Administrator, (a) transfer a Nonqualified Stock Option to a Participant's spouse, former spouse or dependent pursuant to a court-approved domestic relations order which relates to the provision of child support, alimony payments or marital property rights and (b) transfer a Nonqualified Stock Option or Restricted Stock by bona fide gift and not for any consideration to (i) a member or members of the Participant's immediate family, (ii) a trust established for the exclusive benefit of the Participant and/or member(s) of the Participant's immediate family, (iii) a partnership, limited liability company of other entity whose only partners or members are the Participant and/or member(s) of the Participant's immediate family or (iv) a foundation in which the Participant an/or member(s) of the Participant's immediate family control the management of the foundation's assets.

9.9 _Restrictions on Share Transferability._ The Administrator may impose such restrictions on any Shares acquired pursuant to the exercise of an Award as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded or any blue sky or state securities laws.

9.10 _Transfers Upon a Change in Control._ In the sole and absolute discretion of the Administrator, an Award Agreement may provide that in the event of certain Change in Control events, which may include any or all of the Change in Control events described in Section 2.8, Shares obtained pursuant to this Plan shall be subject to certain rights and obligations, which include but are not limited to the following: (i) the obligation to vote all such Shares in favor of such Change in Control transaction, whether by vote at a meeting of the Company's shareholders or by written consent of such shareholders; (ii) the obligation to sell or exchange all such Shares and all rights to acquire Shares, under this Plan pursuant to the terms and conditions of such Change in Control transaction; (iii) the right to transfer less than all but not all of such Shares pursuant to the terms and conditions of such Change in Control transaction, and (iv) the obligation to execute all documents and take any other action reasonably requested by the Company to facilitate the consummation of such Change in Control transaction.

9.11 _Performance-Based Awards._ Each agreement for the grant of Performance Units or other performance-based awards shall specify the number of Shares or Units underlying the Award, the Performance Period and the Performance Goals (each as defined below), and each agreement for the grant of any other award that the Program Administrators determine to make subject to a Performance Goal similarly shall specify the applicable number of shares of Common Stock, the period for measuring performance and the Performance Goal. As used herein, "Performance Goals" means performance goals specified in the agreement for a Performance Unit Award, or for any other Award which the Program Administrators determine to make subject to Performance Goals, upon which the vesting or settlement of such award is conditioned and "Performance Period" means the period of time specified in an agreement over which Performance Units, or another Award which the Program Administrators determine to make subject to a Performance Goal, are to be earned. Each agreement for a performance-based Award shall specify in respect of a Performance Goal the minimum level of performance below which no payment will be made, shall describe the method of determining the amount of any payment to be made if performance is at or above the minimum acceptable level, but falls short of full achievement of the Performance Goal, and shall specify the maximum percentage payout under the agreement.

9.11.1 _Performance Goals for Covered Employees._ The Performance Goals for Performance Units and any other performance-based award granted to a Covered Employee, if deemed appropriate by the Program Administrators, shall be objective and shall otherwise meet the requirements of Section 162(m)(4)(C) of the Code, and shall be based upon one or more of the following performance-based business criteria, either on a business unit or Company-specific basis or in comparison with peer group performance: revenue, operating income, operating cash flows, return on net assets, return on assets, return on equity, return on capital, asset turnover, total stockholder return, net income, pre-tax income, gross margin, profit margin, net income margin, cash flow, book value, earnings per share, earnings growth, EBIT, EBITDA. Achievement of any such Performance Goal shall be measured over a period of years not to exceed ten (10) as specified by the Program Administrators in the agreement for the performance-based Award. No business criterion other than those named above in this Section 9.11.2 may be used in establishing the Performance Goal for an award to a Covered Employee under this Section 9.11. For each such award relating to a Covered Employee, the Program Administrators shall establish the targeted level or levels of performance for each such business criterion. The Program Administrators may, in their discretion, reduce the amount of a payout otherwise to be made in connection with an award under this Section 9.11, but may not exercise discretion to increase such amount, and the Program Administrators may consider other performance criteria in exercising such discretion. All determinations by the Program Administrators as to the achievement of Performance Goals under this Section 9.12 shall be made in writing. The Program Administrators may not delegate any responsibility under this Section 9.12. As used herein, "Covered Employee" shall mean, with respect to any grant of an award, an executive of the Company or any Subsidiary who is a member of the executive compensation group under the Company's compensation practices (not necessarily an executive officer) whom the Program

Administrators deem may be or become a covered employee as defined in Section 162(m)(3) of the Code for any year that such award may result in remuneration over $1 million which would not be deductible under Section 162(m) of the Code but for the provisions of the Program and any other "qualified performance-based compensation" plan (as defined under Section 162(m) of the Code) of the Company; provided, however, that the Program Administrators may determine that a Plan Participant has ceased to be a Covered Employee prior to the settlement of any award.

9.11.2 *Mandatory Deferral of Income.* The Program Administrators, in their sole discretion, may require that one or more award agreements contain provisions which provide that, in the event Section 162(m) of the Code, or any successor provision relating to excessive employee remuneration, would operate to disallow a deduction by the Company with respect to all or part of any award under the Program, a Plan Participant's receipt of the benefit relating to such award that would not be deductible by the Company shall be deferred until the next succeeding year or years in which the Plan Participant's remuneration does not exceed the limit set forth in such provisions of the Code; provided, however, that such deferral does not violate Code Section 409A.

SECTION 10

AMENDMENT, SUSPENSION, AND TERMINATION

10.1 *Amendment, Suspension, or Termination.* Except as provided in Section 10.2, the Board, in its sole discretion, may amend, suspend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Award theretofore granted to such Participant. No Award may be granted during any period of suspension or after termination of the Plan.

10.2 *No Amendment without Shareholder Approval.* The Company shall obtain shareholder approval of any material Plan amendment (including but not limited to any provision to reduce the exercise or purchase price of any outstanding Options or other Awards after the Grant Date (other than for adjustments made pursuant Section 4.3), or to cancel and re-grant Options or other rights at a lower exercise price), to the extent required to comply with the rules of the NASDAQ, the Exchange Act, Section 422 of the Code, or other Applicable Law.

10.3 *Plan Effective Date and Duration of Awards*. The Plan shall be effective as of the Plan Adoption Date subject to the shareholders of the Company approving the Plan by the required vote), subject to Sections 10.1 and 10.2 (regarding the Board's right to amend or terminate the Plan), and shall remain in effect thereafter. If the shareholders of the Company do not approve the Plan by the required vote within twelve months of the Plan Adoption Date, all Awards granted under this Plan, and this Plan in its entirety, shall immediately terminate. However, without further shareholder approval, no Award may be granted under the Plan more than ten (10) years after the Plan Adoption Date.

SECTION 11

TAX WITHHOLDING

11.1 *Withholding Requirements.* Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or the release of Shares from escrow arrangements or removal of legends, the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

11.2 *Withholding Arrangements.* The Administrator, in its discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (a) electing to have the Company withhold otherwise deliverable Shares or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the minimum amount required to be withheld. The amount of the withholding requirement shall be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made; provided, however, in the case Shares are withheld by the Company to satisfy the tax withholding that would otherwise by issued to the Participant, the amount of such tax withholding shall be determined by applying the statutory minimum federal, state or local income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date taxes are required to be withheld.

SECTION 12

LEGAL CONSTRUCTION

12.1 *Liability of Company.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful grant or any Award or the issuance and sale of any Shares hereunder, shall relieve the Company, its officers, Directors and Employees of any liability in respect of the failure to grant such Award or to issue or sell such Shares as to which such requisite authority shall not have been obtained.

12.2 *Grants Exceeding Allotted Shares.* If the Shares covered by an Award exceed, as of the date of grant, the number of Shares, which may be issued under the Plan without additional shareholder approval, such Award shall be void with respect to such excess Shares, unless shareholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained.

12.3 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

12.4 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

12.5 *Requirements of Law.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

12.6 *Governing Law.* The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of California.

12.7 *Captions.* Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.



ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED MARCH 31, 2009

Annual Report

(This page intentionally left blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-26124

IXYS Corporation

(Exact name of Registrant as specified in its charter)

Delaware	**77-0140882**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1590 Buckeye Drive
Milpitas, California 95035-7418
(Address of principal executive offices and zip code)

(408) 457-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common stock, par value $0.01 per share	**The NASDAQ Global Market**
(Title of Each Class)	*(Name of Each Exchange on Which Registered)*

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐ No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant, computed by reference to the last sale price on the NASDAQ Global Market on September 30, 2008, was approximately $211,479,016. For purpose of this calculation, shares held or controlled by directors and executive officers have been excluded because they may be deemed to be "affiliates." This determination is used for convenience and is not conclusive for any purpose. The number of shares of the registrant's Common Stock outstanding as of June 1, 2009 was 30,730,842.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its Annual Meeting of Stockholders to follow its fiscal year ended March 31, 2009, to be filed subsequently — Part III of this Annual Report on Form 10-K.

IXYS CORPORATION

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED MARCH 31, 2009

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income and the need for additional capital. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. In some cases, these statements may be identified by terminology, such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable expressions. These statements involve known and unknown risks and uncertainties that may cause our results, levels of activity, performance or achievements or our industry to be materially different than those expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to, our ability to compete successfully in our industry, to continue to develop new products on a timely basis, cancellation of customer orders and other factors discussed below and under the caption "Risk Factors" in Item 1A. We disclaim any obligation to update any of the forward-looking statements contained in this report to reflect any future events or developments, except as may be required by law.

PART I

Item 1. *Business*

We are a multi-market integrated semiconductor company. We specialize in the development, manufacture and marketing of high performance power semiconductors, advanced mixed signal integrated circuits, or ICs, application specific integrated circuits, or ASICs, and systems and radio frequency, or RF, power semiconductors.

Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

Our power semiconductor products have historically been divided into two primary categories, power MOS, or metal oxide silicon, and power bipolar products. Our power semiconductors are sold as individual units and are also packaged in high power modules that frequently consist of multiple semiconductor die. In our fiscal year ended March 31, 2009, or fiscal 2009, power semiconductors constituted approximately 79.3% of our revenues, which included 29.7% of revenues from power MOS transistors and 49.6% of revenues from bipolar products. References to revenues in this Annual Report on Form 10-K constitute references to net revenues, except where the context otherwise requires.

We design and sell ICs that have applications in telecommunications, display and power management products. In fiscal 2009, ICs constituted approximately 11.8% of our revenues.

Our systems include laser diode drivers, high voltage pulse generators and modulators, and high power subsystems, sometimes known as stacks, that are principally based on our high power semiconductor devices. We also design and sell RF power semiconductors that switch electricity at the high rates required by circuitry that generates radio frequencies.

IXYS's power semiconductor products are used primarily to control electricity in:

- power conversion systems, including uninterruptible power supplies, or UPS, and switch mode power supplies, or SMPS, for applications such as communications infrastructure, including wireless base stations, network servers and telecommunication switching stations;
- motor drives for industrial applications, such as industrial transportation, robotics, automation and process control equipment;
- medical electronics for sophisticated applications, such as defibrillators and MRI equipment; and
- renewable energy sources like wind turbines and solar systems.

Our mixed signal ICs are used in telecommunications products, central office switching equipment, customer premises equipment, set top boxes, remote meter reading equipment, security systems, advanced flat displays, medical electronics and defense aerospace systems. Our RF power devices are used in wireless infrastructure, industrial RF applications, medical systems and defense and space electronics.

We design our products primarily for industrial and business applications, rather than for use in personal computers or mobile phones. In fiscal 2009, our products were used by over 2,000 customers worldwide. Our major customers include ABB, Boston Scientific, Delta Electronics, Emerson, Medtronic and Siemens.

We were founded in 1983 and are incorporated in the state of Delaware.

Background

The worldwide demand for electrical energy is currently increasing due to:

- proliferation of technology-driven products that require electricity, including computers, telecommunications equipment and the infrastructure to support portable electronics;
- increased use of electronic content in traditional products such as airplanes, automobiles and home appliances;
- increased use of automation and electrical processes in industry and mass transit systems;
- growth of the Internet and mobile telecommunications demand; and
- penetration of technology into developing countries.

Not only is demand increasing, but the requirements for electricity are also changing. Electronic products in all markets are becoming increasingly sophisticated, offering more "intelligence" through the use of microprocessors and additional solid-state components. The increasing complexity of such products requires more precisely regulated power quality and greater power reliability. In addition, the increasing costs of electricity, coupled with governmental regulations and environmental concerns, have caused an increased demand for energy efficiency.

Power semiconductors are used to provide the precisely regulated power required by sophisticated electronic products and equipment and address the growing demand for energy efficiency. In most cases, power semiconductors:

- convert, or "rectify," alternating current, or AC, power delivered by electrical utilities to the direct current, or DC, power that is required by most electronic equipment;
- convert DC power at a certain voltage level to DC power at a different voltage level to meet the specific voltage requirement for an application;
- invert DC power to high frequency AC power to permit the processing of power through the use of substantially smaller electronic components; or
- rectify high frequency AC power from switch mode power supplies to meet the specific DC voltage and frequency required by an application.

Power semiconductors improve system efficiency and reliability by processing and converting electrical energy into more usable, higher quality power. Specifically, our power semiconductors are used primarily in controlling energy in power conversion systems, including switch-mode power supplies and uninterruptible power supplies, and in motor drive controls. Switch-mode power supplies efficiently convert power to meet the specific voltage requirements of an application, such as communications equipment. Uninterruptible power supplies provide a short-term backup of electricity in the event of power failure. Motor drive controls regulate the voltage, current and frequency of power to a motor.

With the growth in telecommunications, data communications and wireless communications, the demand for analog and mixed signal ICs and RF power semiconductors has grown. Our mixed signal ICs address the interface between telecommunication and data communication components, both in the central office and in gateway applications, especially with the increased use of the Internet protocol, or IP. Our RF power semiconductors are used in wireless infrastructure and in other microwave communication applications. Technical advancement in the communication industries is expected, in part, to drive the demand for higher performance semiconductors.

Power Semiconductors

Our power semiconductor products have historically been divided into two primary categories: power MOS transistors and bipolar products. Our power semiconductors are sold separately and are also packaged in high power modules that frequently consist of multiple semiconductor dies. In fiscal 2009, power semiconductors constituted approximately 79.3% of our revenues, which included about 29.7% of revenues from power MOS transistors and about 49.6% of revenues from bipolar products. In fiscal 2008, power semiconductors constituted approximately 77.7% of our revenues, which included about 34.0% of revenues from power MOS transistors and about 43.7% of revenues from bipolar products. In fiscal 2007, power semiconductors constituted approximately 72.6% of our revenues, which included about 32.0% of revenues from power MOS transistors and about 40.6% of revenues from bipolar products.

Power MOS Transistors.

Power MOS transistors operate at much greater switching speeds than bipolar transistors, allowing the design of smaller and less costly end products. Power MOS transistors are activated by voltage rather than current, so they require less external circuitry to operate, making them more compatible with IC controls. Power MOS transistors also offer more reliable long term performance and are more rugged than traditional bipolar transistors, permitting them to better withstand adverse operating conditions. Our power MOS transistors consist of power MOSFETs and IGBTs.

Power MOSFETs.

A power MOSFET, or metal oxide silicon field effect transistor, is a switch controlled by voltage at the gate. Power MOSFETs are used in combination with passive components to vary the amperage and frequency of electricity by switching on and off at high frequency. Our power MOSFETs are used primarily in power conversion systems and are focused on higher voltage applications ranging from 40 to 1,700 volts.

IGBTs.

IGBTs, or insulated gate bipolar transistors, also are used as switches. IGBTs have achieved many of the advantages of power MOSFETs and of traditional bipolar technology by combining the voltage-controlled switching features of power MOSFETs with the superior conductivity and energy efficiency of bipolar transistors. For a given semiconductor die size, IGBTs can operate at higher currents and voltages, making them a more cost-effective device for high energy applications than power MOSFETs.

Since our inception, we have developed IGBTs for high voltage applications. Our current products are focused on voltage applications ranging from 300 volts to 4,500 volts. Our IGBTs are used principally in AC motor drives, power systems and defibrillators.

Bipolar Products.

Bipolar products are also used to process electricity, but are activated by current rather than voltage. Bipolar products are capable of switching electricity at substantially higher power levels than power MOS transistors. However, switching speeds of bipolar products are slower than those of power MOS transistors and, as a result, bipolar products are preferred where very high power is required. Our bipolar products consist of rectifiers and thyristors.

Rectifiers.

Rectifiers convert AC power to DC power and are used primarily in input and output rectification and inverters. Our rectifiers are used in DC and AC motor drives, power supplies, lighting and heating controls and welding equipment.

A subset of our rectifier product group is a very fast switching device known as a FRED, or fast recovery epitaxial diode. FREDs limit spikes in voltage across the power switch to reduce power dissipation and electromagnetic interference. Our FREDs are used principally in AC motor drives and power supplies.

Thyristors.

Thyristors are switches that can be turned on by a controlled signal and turned off only when the output current is reduced to zero, which occurs in the flow of AC power. Thyristors are preferred over power MOSFETs and IGBTs in high voltage, low frequency AC applications because their on state resistance is lower than the on state resistance of power MOSFETs and IGBTs. Our thyristors are used in motor drives, defibrillators, power supplies, lighting and heating controls.

Integrated Circuits

Our integrated circuits address the demand for analog and mixed signal interface solutions in the communication and other industries and include mixed signal application specific ICs, as designed for specific customers and as standard products, and ICs for power management and control. ICs accounted for 11.8% of our revenues in fiscal 2009, 13.5% of our revenues in fiscal 2008 and 19.7% of our revenues in fiscal 2007.

Solid State Relays.

We manufacture solid state relays, or SSRs, that isolate the low current communication signal from the higher power circuit, while also switching to control the flow of current. Our SSRs, which include high voltage analog components, optocouplers and integrated packages, are utilized principally in telecommunication and video and data communication applications, as well as instrumentation, industrial control and aerospace and automotive applications.

LCAS and DAA integrated products.

A line card access switch, or LCAS, is a solid state solution for a switching function traditionally performed by electromagnetic devices. Our LCAS products are used in central office switching applications to enable data and voice telephony. Data access arrangements, or DAAs, integrate a number of discrete components and are principally used in analog data communications that interface with telephone network applications. Our Litelink™ products are DAAs for applications such as voice over IP, wired communication lines and set top boxes.

Application Specific Integrated Circuits.

We design high voltage, analog and mixed signal ASICs for a variety of applications. Applying our technological expertise in ASICs, we also design and sell application specific standard products. In this regard, we have developed a line of source and gate drivers.

Power Management and Control ICs.

We also make and sell power management and control ICs, such as current regulators, motion controllers, digital power modulators and drivers for power MOSFETs and IGBTs. These ICs typically manage, control or regulate power semiconductors and the circuits and subassemblies that incorporate them.

RF Power Semiconductors

Our RF power devices switch electricity at the high rates necessary to enable the amplification or reception of radio frequencies. Our products include field effect transistors, or FETs, pseudomorphic high electron mobility transistors, or PHEMTs, and Gunn diodes. These products are principally gallium arsenide devices, which remain efficient at the high heat and energy levels inherent in RF applications.

Systems and Other Products

We manufacture and sell laser diode drivers, high voltage pulse generators and modulators, and high power subsystems, sometimes known as modules or stacks, that are principally based on our high power semiconductor devices. Additionally, we manufacture our proprietary direct copper bond, or DCB, substrates for use in our own semiconductor products as well as for sale to a variety of customers, including those in the power semiconductor industry. DCB technology cost-effectively provides excellent thermal transfer while maintaining high electrical isolation.

Products and Applications

Our power semiconductors are used primarily to control electricity in power conversion systems, motor drives and medical electronics. Our ICs are used mainly to interface with telecommunication lines, control power semiconductors and drive medical equipment and displays. Our RF power semiconductors enable the amplification and reception of radio frequencies in telecommunication, industrial, defense and space applications. The following table summarizes the primary categories of uses for our products, some products used within the categories and some of the applications served within the categories.

Category	IXYS Products	End User Applications
Power Conversion Systems	FRED	SMPS and UPS for:
	IGBT	Wireless base stations
	Module	Internet facilities
	MOSFET	Storage area networks
	Rectifier	RF generators
	IC Driver	Renewable energy systems
Motor Drives	FRED	Automation
	IGBT	Robotics
	Module	Process control equipment
	MOSFET	Machine tools
	Thyristor	Electric trains
	IC Driver	
Medical Electronics	IGBT	Defibrillators
	MOSFET	Medical imaging devices
	Thyristor	Laser power supplies
	IC	Ultrasound
	GaAs FET	
Telecommunications	SSR	Point-of-sale terminals
	LCAS	Modems
	GaAs FET	Set top boxes
	DAA	Wireless base stations
		Central office

We also sell our power semiconductor chips and DCB substrates to other power semiconductor companies for use in their modules.

Sales and Marketing

We sell our products through a worldwide selling organization that includes direct sales personnel, independent representatives and distributors. As of March 31, 2009, we employed 64 people in sales, marketing and customer support and used 37 sales representative organizations and 11 distributors in the United States and 125 sales representative organizations and distributors in the rest of the world. Sales to distributors accounted for approximately 47% of net revenues in fiscal 2009, 48% of net revenues in fiscal 2008 and 47% of net revenues in fiscal 2007.

In fiscal 2009, United States sales represented approximately 28.6%, and international sales represented approximately 71.4%, of our net revenues. Of our international sales in fiscal 2009, approximately 57.2% were derived from sales in Europe and the Middle East, approximately 33.8% were derived from sales in Asia and approximately 9.0% were derived from sales in Canada and the rest of the world. No one customer accounted for more than 10% of net revenues in fiscal 2009. For financial information about geographic areas for each of our last three fiscal years, see Note 16, "Segment and Geographic Information" to the Consolidated Financial Statements, in Item 8 of this Annual Report on Form 10-K, which information is incorporated by reference into this Item 1. For a discussion of the risks attendant to our foreign operations, see Item 1A, "Risk Factors-Our international operations expose us to material risks," which information is incorporated by reference into this Item 1.

We market our products through advertisements, technical articles and press releases that appear regularly in a variety of trade publications, as well as through the dissemination of brochures, data sheets and technical manuals. We also have a presence on the Internet through a worldwide web page that enables engineers to access and download technical information and data sheets.

Research and Development

We believe that we successfully compete in our markets, in part because of our ability to design, develop and introduce to the market on a timely basis new products offering technological improvements. While the time from initiation of design to volume production of new semiconductors often takes 18 months or longer, our power semiconductors typically have a product life of several years. Our research and development expenses were approximately $19.9 million in fiscal 2009, $21.1 million in fiscal 2008, and $20.1 million in fiscal 2007. As of March 31, 2009, we employed 101 people in engineering and research and development activities.

We are engaged in ongoing research and development efforts focused on enhancements to existing products and the development of new products. Currently, we are pursuing research and development projects with respect to:

- developing new power semiconductors for defibrillators;
- increasing the operating range of our MOS and bipolar products;
- developing new gallium arsenide monolithic microwave ICs, or MMICs;
- developing new light emitting diode drivers;
- developing higher power IGBT modules;
- developing power solid state relays;
- developing power management ICs based on our high voltage silicon on insulator IC, or HVIC, technology;
- developing trench MOSFETs for automotive and portable equipment markets;
- developing module products for automotive markets;
- developing module products for solar inverters and wind power generators;
- developing stacks for renewable energy markets; and
- developing ICs for telecommunications and flexible display drivers.

Research and development activities are conducted in collaboration with manufacturing activities to help expedite new products from the development phase to manufacturing and to more quickly implement new process technologies. From time to time, our research and development efforts have included participation in technology collaborations with universities and research institutions.

Patents and Other Intellectual Property Rights

As of March 31, 2009, we held 142 issued patents, of which 111 were issued in the U.S. and 31 were issued in international jurisdictions. We rely on a combination of patent rights, copyrights and trade secrets to protect the proprietary elements of our products. Our policy is to file patent applications to protect technology, inventions and improvements that are important to our business. We also seek to protect our trade secrets and proprietary technology, in part through confidentiality agreements with employees, consultants and other parties. While we believe that our intellectual property rights are valuable, we also believe that other factors, such as innovative skills, technical expertise, the ability to adapt quickly to evolving customer requirements and new technologies, product support and customer relations, are of greater competitive significance.

Manufacturing and Facilities

The production of our products is a highly complex and precise process. We manufacture our products in our own manufacturing facilities and utilize external wafer foundries and subcontract assembly facilities. We divide our manufacturing operations into three key areas: wafer fabrication, assembly and test.

Wafer Fabrication.

The first step in our manufacturing process for our power semiconductors is the deposition of a layer of epitaxy on the substrates we purchase from third parties. This deposition occurs at external facilities and at our recently acquired operation, Reaction Technology Incorporated, or RTI. The substrates are then sent for fabrication.

We have four facilities which perform fabrication. We own an approximately 170,000 square-foot facility in Lampertheim, Germany at which we fabricate bipolar products and an approximately 83,000 square-foot facility in Beverly, Massachusetts, capable of manufacturing HVICs. We also lease an approximately 30,000 square-foot facility in Fremont, California, where we manufacture gallium arsenide RF power semiconductors, and an approximately 100,000 square-foot facility in Chippenham, England, where we fabricate very high power bipolar devices. We believe that our internal fabrication capabilities enable us to bring products to the market more quickly, retain certain proprietary aspects of our process technology and more quickly develop new innovations.

In addition to maintaining our own fabrication facilities, we have established alliances with selected foundries for wafer fabrication. This approach allows us to reduce substantial capital spending and manufacturing overhead expenses, obtain competitive pricing and technologies and expand manufacturing capacity more rapidly than could be achieved with internal foundries alone. In some cases, we retain the flexibility to shift the production of our products to different or additional foundries for cost or performance reasons. Our product designs enable the production of our devices at multiple foundries using well-established and cost-effective processes.

Measured in dollars, we relied on external foundries for approximately 34.0% of our wafer fabrication requirements in fiscal 2009. We have arrangements with a number of external wafer foundries, three of which provide the wafers for power semiconductors. Our principal external foundry is Samsung Electronics' facility located in Kiheung, South Korea. Our relationship with Samsung Electronics extends for more than two decades. We provide our foundries forecasts for wafer fabrication six months in advance and make firm purchase commitments one to two months in advance of delivery.

Wafer fabrication of power semiconductors generally employs process technology and equipment already proven in IC manufacturing. Power semiconductors are manufactured using fabrication equipment that is one or more generations behind the equipment used to fabricate leading edge ICs. Used fabrication equipment can be obtained at prices substantially less than the original cost of such equipment or the cost of current equipment applying the latest technology. Consequently, the fabrication of power semiconductors is less capital intensive than the fabrication of leading edge ICs.

For a discussion of risks attendant to our use of external foundries, see "Risk Factors-We depend on external foundries to manufacture many of our products," provided in Item 1A of this Annual Report on Form 10-K, which information is incorporated by reference into this Item 1. For a discussion of risks attendant to our acquisition of substrates prior to wafer fabrication, see "Risk Factors-We depend upon a limited number of suppliers for our substrates, most of whom we do not have long term agreements with," provided in Item 1A of this Annual Report on Form 10-K, which information is incorporated by reference into this Item 1. For a discussion of environmental risks attendant to our business, see "Risk Factors-We may be affected by environmental laws and regulations," provided in Item 1A of this Annual Report on Form 10-K, which information is incorporated by reference into this Item 1.

Assembly.

Packaging or assembly refers to the sequence of production steps that divide the wafer into individual chips and enclose the chips in external structures, called packages, which make them useable in a circuit. Discrete manufacturing involves the assembly and packaging of single semiconductor, or die, devices. Module manufacturing involves the assembly of multiple devices within a single package. SSR products involve multiple chip assembly on a specialized lead frame. The resulting packages vary in configuration, but all have leads that are used to mount the package through holes in the customer's printed circuit boards.

Most of our wafers are sent to subcontract assembly facilities. We use assembly subcontractors located in Asia and Europe in order to take advantage of low assembly costs. Measured in dollars, approximately 55.8% of our products were, during fiscal 2009, assembled at external assembly facilities, and the rest were assembled in our Lampertheim, Chippenham and Fremont facilities.

Test.

Generally, each die on our wafers is electrically tested for performance after wafer fabrication. Following assembly, our products undergo testing and final inspection, either internally or externally, prior to shipment to customers.

Competition

The semiconductor industry is intensely competitive and is characterized by price competition, technological change, limited fabrication capacity, international competition and manufacturing yield problems. The competitive factors in the market for our products include:

- price;
- proper new product definition;
- product quality, reliability and performance;
- product features;
- timely delivery of products;
- breadth of product line;
- design and introduction of new products;
- market acceptance of our products and those of our customers; and
- technical support and service.

Regarding these factors, we view our competitive advantage as an ability to respond quickly to customer requests for new product development. On the other hand, we rarely consider our company to be among the most aggressive in pricing. We believe that we are one of a limited group of companies focused on the development and marketing of high power, high performance semiconductors capable of performing all of the basic functions of power semiconductor design and manufacture. Our primary power semiconductor competitors include Fairchild Semiconductor, Fuji, Hitachi, Infineon, International Rectifier, Microsemi, Mitsubishi, On Semiconductor, Powerex, Renesas Technology, Semikron International, STMicroelectronics, Toshiba and Vishay Intertechnology. Our IC products compete principally with those of Supertex, Matsushita, NEC and Silicon Labs. Our RF power semiconductor competitors include RF Micro Devices.

Backlog

Backlog is influenced by several factors including market demand, pricing and customer order patterns in reaction to product lead times. In the semiconductor industry, backlog quantities and shipment schedules under outstanding purchase orders are frequently revised to reflect changes in customer needs. Purchase orders or agreements calling for the sale of specific quantities are either contractually subject to quantity revisions or, as a matter of industry practice, are often not enforced. Therefore, a significant portion of our order backlog may be cancelable. For these reasons, the amount of backlog as of any particular date may not be an accurate indicator of future results. At March 31, 2009, our backlog of orders was approximately $76.9 million, as compared with

$109.1 million at March 31, 2008. Backlog represents existing orders from customers expected to be shipped within the 12 months following March 31, 2009.

Our trade sales are made primarily pursuant to standard purchase orders that are booked months in advance of delivery. Generally, prices and quantities are fixed at the time of booking.

We sell products to key customers pursuant to contracts that allow us to schedule production capacity in advance and allow the customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered product. However, these contracts are typically amended to reflect changes in customer demands and periodic price renegotiations.

Employees

At March 31, 2009, we employed 943 employees, of whom 101 were primarily engaged in engineering and research and development activities, 64 in marketing, sales and customer support, 714 in manufacturing and 64 in administration and finance. Of these employees, 148 hold engineering or science degrees, including 19 Ph.D.s. Certain employees at our Lampertheim and Chippenham facilities are subject to collective bargaining agreements. There have been no work stoppages at any of our facilities to date. We believe that our employee relations are good.

Seasonality

Over the years, we have experienced a pattern, although not consistently, in our September and December quarters of reduced revenues or reduced growth in revenues from quarter to sequential quarter because of summer vacation and year-end holiday schedules in our and our customers' facilities, particularly in our European operations.

Available Information

We currently make available, through our website at http://www.IXYS.com, free of charge, copies of our Annual Report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after submitting the information to the Securities and Exchange Commission, or SEC. None of the information posted on our website is incorporated by reference into this Annual Report on Form 10-K. You can also request free copies of such documents by contacting us at 408-457-9000 or by sending an e-mail to investorrelations@IXYS.net.

Item 1A. ***Risk Factors***

RISK FACTORS

In addition to the other information in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating our business and our company. Additional risks not presently known to us or that we currently believe are not serious may also impair our business and its financial condition.

Fluctuations in demand for our products may harm our financial results and are difficult to forecast.

Current uncertainty in global economic conditions poses a risk to the overall economy and to our business, as our customers may defer purchases in response to tighter credit and negative financial news, which could negatively affect product demand and other related matters. If demand for our products fluctuates as a result of economic conditions or otherwise, our revenue and gross margin could be harmed. Important factors that could cause demand for our products to fluctuate include:

- changes in business and economic conditions, including a downturn in the semiconductor industry and/or the overall economy;
- changes in consumer and business confidence caused by changes in market conditions, including changes in the credit market, expectations for inflation, and energy prices;

- competitive pressures, particularly pricing pressures;
- changes in customer product needs;
- changes in the level of customers' components inventory; and
- strategic actions taken by our competitors.

If product demand decreases, our manufacturing or assembly and test capacity could be underutilized, and we may be required to record an impairment on our long-lived assets including facilities and equipment, as well as intangible assets, which would increase our expenses. In addition, factory-planning decisions may shorten the useful lives of long-lived assets, including facilities and equipment, and cause us to accelerate depreciation. These changes in demand for our products and in our customers' product needs could have a variety of negative effects on our competitive position and our financial results, and, in certain cases, may reduce our revenue, increase our costs, lower our gross margin percentage or require us to recognize impairments of our assets. In addition, if product demand decreases or we fail to forecast demand accurately, we could be required to write off inventory or record underutilization charges, which would have a negative impact on our gross margin.

Our visibility regarding the future has declined.

As economic uncertainty has increased, our customers have reduced their advance orders and issued orders with shorter lead times. This has reduced our visibility regarding future production and shipments, and related revenues. With such reduced visibility, our understanding regarding the direction and rate of change in our product markets has declined and the risks attendant to decisions based on estimates of future orders and shipments, such as the ordering of raw materials, the commencement of production and the appropriate levels of inventory, have increased.

The recent financial crisis could negatively affect our business, results of operations and financial condition.

The recent financial crisis affecting the banking system and financial markets and the going concern threats to financial institutions have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets and extreme volatility in fixed income, credit and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and increased expense or inability to obtain financing of our operations.

Our operating results fluctuate significantly because of a number of factors, many of which are beyond our control.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability and unexpected changes may cause us to adjust our operations. Large portions of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could seriously negatively affect our operating results in any given quarter. Our operating results may fluctuate significantly from quarter to quarter and year to year. For example, comparing fiscal 2002 to fiscal 2001, net revenues fell by 25.6% and net income fell by 85.7%. Further, from fiscal 2005 to fiscal 2006 and from fiscal 2008 to fiscal 2009, net income in one year shifted to net loss in the next year. Some of the factors that may affect our quarterly and annual results are:

- the reduction, rescheduling or cancellation of orders by customers;
- fluctuations in timing and amount of customer requests for product shipments;
- changes in the mix of products that our customers purchase;
- loss of key customers;
- the cyclical nature of the semiconductor industry;

- competitive pressures on selling prices;
- damage awards or injunctions as the result of litigation;
- market acceptance of our products and the products of our customers;
- fluctuations in our manufacturing yields and significant yield losses;
- difficulties in forecasting demand for our products and the planning and managing of inventory levels;
- the availability of production capacity;
- the amount and timing of investments in research and development;
- changes in our product distribution channels and the timeliness of receipt of distributor resale information;
- the impact of vacation schedules and holidays, largely during the second and third fiscal quarters of our fiscal year; and
- the amount and timing of costs associated with product returns.

As a result of these factors, many of which are difficult to control or predict, as well as the other risk factors discussed in this Annual Report on Form 10-K, we may experience materially adverse fluctuations in our future operating results on a quarterly or annual basis.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. We are limited in our ability to reduce fixed costs quickly in response to any shortfall in revenues. If we are unable to utilize our manufacturing, assembly and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in lower gross margins. Increased competition and other factors may lead to price erosion, lower revenues and lower gross margins for us in the future.

We order materials and commence production in advance of anticipated customer demand. Therefore, revenue shortfalls may also result in inventory write downs.

We typically plan our production and inventory levels based on our own expectations for customer demand. Actual customer demand, however, can be highly unpredictable and can fluctuate significantly. In response to anticipated long lead times to obtain inventory and materials, we order materials and production in advance of customer demand. This advance ordering and production may result in excess inventory levels or unanticipated inventory write downs if expected orders fail to materialize. This risk has increased in recent periods, as economic conditions have declined. For example, additional inventory write downs occurred in the quarter ended March 31, 2009.

Our backlog may not result in future revenues.

Customer orders typically can be cancelled or rescheduled without penalty to the customer. As a result, our backlog at any particular date is not necessarily indicative of actual revenues for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenues, could harm our results of operations.

Our international operations expose us to material risks.

For the fiscal year ended March 31, 2009, our product sales by region were approximately 28.6% in the United States, approximately 40.8% in Europe and the Middle East, approximately 24.1% in Asia Pacific and approximately 6.5% in Canada and the rest of the world. We expect revenues from foreign markets to continue to represent a significant portion of total revenues. We maintain significant operations in Germany and the

United Kingdom and contracts with suppliers and manufacturers in South Korea, Japan and elsewhere in Europe and Asia Pacific. Some of the risks inherent in doing business internationally are:

- foreign currency fluctuations;
- longer payment cycles;
- challenges in collecting accounts receivable;
- changes in the laws, regulations or policies of the countries in which we manufacture or sell our products;
- trade restrictions;
- cultural and language differences;
- employment regulations;
- limited infrastructure in emerging markets;
- transportation delays;
- seasonal reduction in business activities;
- work stoppages;
- labor and union disputes;
- terrorist attack or war; and
- economic or political instability.

Our sales of products manufactured in our Lampertheim, Germany facility and our costs at that facility are primarily denominated in Euros, and sales of products manufactured in our Chippenham, U.K. facility and our costs at that facility are primarily denominated in British pounds. Fluctuations in the value of the Euro and the British pound against the U.S. dollar could have a significant adverse impact on our balance sheet and results of operations. We generally do not enter into foreign currency hedging transactions to control or minimize these risks. Fluctuations in currency exchange rates could cause our products to become more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. If we expand our international operations or change our pricing practices to denominate prices in other foreign currencies, we could be exposed to even greater risks of currency fluctuations.

In addition, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do U.S. laws regarding the manufacture and sale of our products in the U.S. Therefore, the risk of piracy of our technology and products may be greater when we manufacture or sell our products in these foreign countries.

The semiconductor industry is cyclical, and an industry downturn could adversely affect our operating results.

Business conditions in the semiconductor industry may rapidly change from periods of strong demand and insufficient production to periods of weakened demand and overcapacity. The industry in general is characterized by:

- changes in product mix in response to changes in demand;
- alternating periods of overcapacity and production shortages, including shortages of raw materials;
- cyclical demand for semiconductors;
- significant price erosion;
- variations in manufacturing costs and yields;
- rapid technological change and the introduction of new products; and
- significant expenditures for capital equipment and product development.

These factors could harm our business and cause our operating results to suffer.

Fluctuations in the mix of products sold may adversely affect our financial results.

Changes in the mix and types of products sold may have a substantial impact on our revenues and gross profit margins. In addition, more recently introduced products tend to have higher associated costs because of initial overall development costs and higher start-up costs. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover our fixed costs and investments that are associated with a particular product, and as a result can negatively impact our financial results.

Our dependence on subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher materials costs.

We depend on subcontractors for the assembly and testing of our products. The substantial majority of our products are assembled by subcontractors located outside of the United States. Our reliance on these subcontractors involves the following significant risks:

- bankruptcy or insolvency of one or more of our subcontractors adversely affecting our production;
- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of excess demand;
- difficulties selecting and integrating new subcontractors;
- limited or no warranties by subcontractors or other vendors on products supplied to us;
- potential increases in prices due to capacity shortages and other factors;
- potential misappropriation of our intellectual property; and
- economic or political instability in foreign countries.

These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships.

In addition, we use a limited number of subcontractors to assemble a significant portion of our products. If one or more of these subcontractors experience financial, operational, production or quality assurance difficulties, we could experience a reduction or interruption in supply. For example, two of our recent assembly subcontractors have either ceased operations or entered into insolvency proceedings. Although we believe alternative subcontractors are available, our operating results could temporarily suffer until we engage one or more of those alternative subcontractors. Moreover, in engaging alternative subcontractors in exigent circumstances, our production costs could increase markedly.

Semiconductors for inclusion in consumer products have short product life cycles.

We believe that consumer products are subject to shorter product life cycles, because of technological change, consumer preferences, trendiness and other factors, than other types of products sold by our customers. Shorter product life cycles result in more frequent design competitions for the inclusion of semiconductors in next generation consumer products, which may not result in design wins for us.

We may not be successful in our acquisitions.

We have in the past made, and may in the future make, acquisitions of other companies and technologies. These acquisitions involve numerous risks, including:

- diversion of management's attention during the acquisition process;
- disruption of our ongoing business;
- the potential strain on our financial and managerial controls and reporting systems and procedures;

- unanticipated expenses and potential delays related to integration of an acquired business;
- the risk that we will be unable to develop or exploit acquired technologies;
- failure to successfully integrate the operations of an acquired company with our own;
- the challenges in achieving strategic objectives, cost savings and other benefits from acquisitions;
- the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;
- the risks of entering new markets in which we have limited experience;
- difficulties in expanding our information technology systems or integrating disparate information technology systems to accommodate the acquired businesses;
- failure to retain key personnel of the acquired business;
- the challenges inherent in managing an increased number of employees and facilities and the need to implement appropriate policies, benefits and compliance programs;
- customer dissatisfaction or performance problems with an acquired company's products or personnel;
- adverse effects on our relationships with suppliers;
- the reduction in financial stability associated with the incurrence of debt or the use of a substantial portion of our available cash;
- the costs associated with acquisitions, including in-process R&D charges and amortization expense related to intangible assets, and the integration of acquired operations; and
- assumption of known or unknown liabilities or other unanticipated events or circumstances.

We cannot assure that we will be able to successfully acquire other businesses or product lines or integrate them into our operations without substantial expense, delay in implementation or other operational or financial problems.

As a result of an acquisition, our financial results may differ from the investment community's expectations in a given quarter. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows, or stock price could be negatively impacted.

We depend on external foundries to manufacture many of our products.

Of our revenues for our fiscal year ended March 31, 2009, 34.0% came from wafers manufactured for us by external foundries. Our dependence on external foundries may grow. We currently have arrangements with a number of wafer foundries, three of which produce the wafers for power semiconductors that we purchase from external foundries. Samsung Electronics' facility in Kiheung, South Korea is our principal external foundry. We and Samsung are in the process of migrating our products fabricated at Samsung from a 6" to an 8" line. In making the transition, we will be making new photo masks for our products and will be experiencing the issues associated with ramping up production on a new wafer fabrication line. During the ramp up phase, we may encounter problems that may affect our manufacturing yields or delay our production.

Our relationships with our external foundries do not guarantee prices, delivery or lead times or wafer or product quantities sufficient to satisfy current or expected demand. These foundries manufacture our products on a purchase order basis. We provide these foundries with rolling forecasts of our production requirements. However, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. At any given time, these foundries could choose to prioritize capacity for their own use or other customers or reduce or eliminate deliveries to us on short notice. If growth in demand for our products occurs, these foundries may be unable or unwilling to allocate additional capacity to our needs, thereby limiting our revenue growth. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity to satisfy our requirements. In addition, we cannot be certain that we will continue to do business with these or other foundries on terms as favorable as our current terms. If we are not able to obtain foundry capacity as required, our relationships with our customers could be harmed, we could be unable to fulfill contractual requirements and our revenues could be reduced or growth limited. Moreover, even if we are able to secure foundry capacity, we may be required, either contractually or as a practical business matter, to utilize all of that capacity or incur penalties or an adverse effect on the business relationship. The costs related to maintaining foundry capacity could be expensive and could harm our operating results. Other risks associated with our reliance on external foundries include:

- the lack of control over delivery schedules;
- the unavailability of, or delays in obtaining access to, key process technologies;
- limited control over quality assurance, manufacturing yields and production costs; and
- potential misappropriation of our intellectual property.

Our requirements typically represent a small portion of the total production of the external foundries that manufacture our wafers and products. We cannot be certain these external foundries will continue to devote resources to the production of our wafers and products or continue to advance the process design technologies on which the manufacturing of our products is based. These circumstances could harm our ability to deliver our products or increase our costs.

Our success depends on our ability to manufacture our products efficiently.

We manufacture our products in facilities that are owned and operated by us, as well as in external wafer foundries and subcontract assembly facilities. The fabrication of semiconductors is a highly complex and precise process, and a substantial percentage of wafers could be rejected or numerous die on each wafer could be nonfunctional as a result of, among other factors:

- contaminants in the manufacturing environment;
- defects in the masks used to print circuits on a wafer;
- manufacturing equipment failure; or
- wafer breakage.

For these and other reasons, we could experience a decrease in manufacturing yields. Additionally, if we increase our manufacturing output, we may also experience a decrease in manufacturing yields. As a result, we may not be able to cost-effectively expand our production capacity in a timely manner.

Increasing raw material prices could impact our profitability.

Our products use large amounts of silicon, metals and other materials. In recent periods, we have experienced price increases for many of these items. If we are unable to pass price increases for raw materials onto our customers, our gross margins and profitability could be adversely affected.

Our markets are subject to technological change and our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

- changing technologies;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. Failure to do so could cause us to lose our competitive position and seriously impact our future revenues.

Products or technologies developed by others may render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies in our product markets would have a material adverse effect on our competitive position within the industry.

Our revenues are dependent upon our products being designed into our customers' products.

Many of our products are incorporated into customers' products or systems at the design stage. The value of any design win largely depends upon the customer's decision to manufacture the designed product in production quantities, the commercial success of the customer's product and the extent to which the design of the customer's electronic system also accommodates incorporation of components manufactured by our competitors. In addition, our customers could subsequently redesign their products or systems so that they no longer require our products. The development of the next generation of products by our customers generally results in new design competitions for semiconductors, which may not result in design wins for us, potentially leading to reduced revenues and profitability. We may not achieve design wins or our design wins may not result in future revenues.

We could be harmed by intellectual property litigation.

As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. We have been sued on occasion for purported patent infringement. In the future, we could be accused of infringing the intellectual property rights of third parties. We also have certain indemnification obligations to customers and suppliers with respect to the infringement of third party intellectual property rights by our products. We could incur substantial costs defending ourselves and our customers and suppliers from any such claim. Infringement claims or claims for indemnification, whether or not proven to be true, may divert the efforts and attention of our management and technical personnel from our core business operations and could otherwise harm our business. For example, in June 2000, we were sued for patent infringement by International Rectifier Corporation. The case was ultimately resolved in our favor, but not until October 2008. In the interim, the U.S. District Court entered multimillion dollar judgments against us on two different occasions, each of which was subsequently vacated.

In the event of an adverse outcome in any intellectual property litigation, we could be required to pay substantial damages, cease the development, manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations upon us. An adverse outcome in an infringement action could materially and adversely affect our financial condition, results of operations and cash flows.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology. More specifically, we cannot assure that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. We may also become subject to or initiate interference proceedings in the U.S. Patent and Trademark Office, which can demand significant financial and management resources and could harm our financial results. Also, others may independently develop similar products or processes, duplicate our products or processes or design their products around any patents that may be issued to us.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

The time from initiation of design to volume production of new semiconductors often takes 18 months or longer. We first work with customers to achieve a design win, which may take nine months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period that may last an additional nine months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenues, if any, from volume purchasing of our products by our customers.

We may not be able to increase production capacity to meet the present and future demand for our products.

The semiconductor industry has been characterized by periodic limitations on production capacity. Although we may be able to obtain the capacity necessary to meet present demand, if we are unable to increase our production capacity to meet possible future demand, some of our customers may seek other sources of supply or our future growth may be limited.

The markets in which we participate are intensely competitive.

Certain of our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

- proper new product definition;
- product quality, reliability and performance;
- product features;
- price;
- timely delivery of products;
- technical support and service;
- design and introduction of new products;
- market acceptance of our products and those of our customers; and
- breadth of product line.

In addition, our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace our products or provide lower cost or higher performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable.

Our primary power semiconductor competitors include Fairchild Semiconductor, Fuji, Hitachi, Infineon, International Rectifier, Microsemi, Mitsubishi, On Semiconductor, Powerex, Renesas Technology, Semikron International, STMicroelectronics, Toshiba and Vishay Intertechnology. Our IC products compete principally with those of Supertex, Matsushita, NEC and Silicon Labs. Our RF power semiconductor competitors include RF Micro Devices. Many of our competitors have greater financial, technical, marketing and management resources than we have. Some of these competitors may be able to sell their products at prices below which it would be profitable for us to sell our products or benefit from established customer relationships that provide them with a competitive advantage. We cannot assure that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition.

We rely on our distributors and sales representatives to sell many of our products.

Many of our products are sold to distributors or through sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the semiconductor industry. We believe that our success will continue to depend upon these distributors and sales representatives. If any significant distributor or sales representative experiences financial difficulties, or otherwise becomes unable or unwilling to promote and sell our products, our business could be harmed. For example, All American Semiconductor, Inc., one of our former distributors, filed for bankruptcy in April 2007.

Our future success depends on the continued service of management and key engineering personnel and our ability to identify, hire and retain additional personnel.

Our success depends upon our ability to attract and retain highly skilled technical, managerial, marketing and finance personnel, and, to a significant extent, upon the efforts and abilities of Nathan Zommer, Ph.D., our President and Chief Executive Officer, and other members of senior management. The loss of the services of one or more of our senior management or other key employees could adversely affect our business. We do not maintain key person life insurance on any of our officers, employees or consultants. There is intense competition for qualified employees in the semiconductor industry, particularly for highly skilled design, applications and test engineers. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified individuals who could leave us at any time in the future. If we grow, we expect increased demands on our resources, and growth would likely require the addition of new management and engineering staff as well as the development of additional expertise by existing management employees. If we lose the services of or fail to recruit key engineers or other technical and management personnel, our business could be harmed.

Acquisitions and expansion place a significant strain on our resources, including our information systems and our employee base.

Presently, because of past acquisitions, we are operating a number of different information systems that are not integrated. In part because of this, we use spreadsheets, which are prepared by individuals rather than automated systems, in our accounting. In our accounting, we perform many manual reconciliations and other manual steps, which result in a high risk of errors. Manual steps also increase the probability of control deficiencies and material weaknesses.

If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our ability to manage or grow our business may be harmed. Our ability to successfully implement our goals and comply with regulations, including those adopted under the Sarbanes-Oxley Act of 2002, requires an effective planning and management system and process. We will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively in the future.

In improving our operational and financial systems, procedures and controls, we would expect to periodically implement new software and other systems that will affect our internal operations regionally or globally. The conversion process from one system to another is complex and could require, among other things, that data from the existing system be made compatible with the upgraded system. During any transition, we could experience errors, delays and other inefficiencies, which could adversely affect our business. Any delay in the implementation of, or disruption in the transition to, any new or enhanced systems, procedures or controls, could harm our ability to forecast sales demand, manage our supply chain, achieve accuracy in the conversion of electronic data and record and report financial and management information on a timely and accurate basis. In addition, as we add additional functionality, new problems could arise that we have not foreseen. Such problems could adversely impact our ability to do the following in a timely manner: provide quotes; take customer orders; ship products; provide services and support to our customers; bill and track our customers; fulfill contractual obligations; and otherwise run our business. Failure to properly or adequately address these issues could result in the diversion of management's attention and resources, impact our ability to manage our business and our results of operations, cash flows and stock price could be negatively impacted.

Any future growth would also require us to successfully hire, train, motivate and manage new employees. In addition, continued growth and the evolution of our business plan may require significant additional management, technical and administrative resources. We may not be able to effectively manage the growth or the evolution of our current business.

We depend on a limited number of suppliers for our substrates, most of whom we do not have long term agreements with.

We purchase the bulk of our silicon substrates from a limited number of vendors, most of whom we do not have long term supply agreements with. Any of these suppliers could reduce or terminate our supply of silicon substrates at any time. Our reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon substrates and reduced control over the price, timely delivery, reliability and quality of the silicon substrates. We cannot assure that problems will not occur in the future with suppliers.

Costs related to product defects and errata may harm our results of operations and business.

Costs associated with unexpected product defects and errata (deviations from published specifications) due to, for example, unanticipated problems in our manufacturing processes, include the costs of:

- writing off the value of inventory of defective products;
- disposing of defective products that cannot be fixed;
- recalling defective products that have been shipped to customers;
- providing product replacements for, or modifications to, defective products; and/or
- defending against litigation related to defective products.

These costs could be substantial and may therefore increase our expenses and lower our gross margin. In addition, our reputation with our customers or users of our products could be damaged as a result of such product defects and errata, and the demand for our products could be reduced. These factors could harm our financial results and the prospects for our business.

We face the risk of financial exposure to product liability claims alleging that the use of products that incorporate our semiconductors resulted in adverse effects.

Approximately 13% of our net revenues for the fiscal year ended March 31, 2009 were derived from sales of products used in medical devices, such as defibrillators. Product liability risks may exist even for those medical devices that have received regulatory approval for commercial sale. We cannot be sure that the insurance that we maintain against product liability will be adequate to cover our losses. Any defects in our semiconductors used in these devices, or in any other product, could result in significant product liability costs to us.

If our goodwill or long-lived assets become impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or long-lived assets may not be recoverable include a decline in stock price and market capitalization, future cash flows and slower growth rates in our industry. In fiscal 2009, we recorded an impairment charge for the entire goodwill balance of $6.4 million, based on our estimates of the future operating results and cash flows of the reporting units with goodwill.

We estimate tax liabilities, the final determination of which is subject to review by domestic and international taxation authorities.

We are subject to income taxes and other taxes in both the United States and the foreign jurisdictions in which we currently operate or have historically operated. We are also subject to review and audit by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires significant judgment and estimation. The provision for income taxes can be adversely affected by a variety of factors, including but not limited to changes in tax laws, regulations and accounting principles, including accounting for uncertain tax positions, or interpretation of those changes. Significant judgment is required to determine the recognition and measurement attributes prescribed in Financial Accounting Standards Board, or FASB, Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109," or FIN 48. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income, goodwill or cash flows in the period or periods for which such determination is made.

We are exposed to various risks related to the regulatory environment.

We are subject to various risks related to: (1) new, different, inconsistent or even conflicting laws, rules and regulations that may be enacted by legislative bodies and/or regulatory agencies in the countries in which we operate; (2) disagreements or disputes between national or regional regulatory agencies; and (3) the interpretation and application of laws, rules and regulations. If we are found by a court or regulatory agency not to be in compliance with applicable laws, rules or regulations, our business, financial condition and results of operations could be materially and adversely affected.

In addition, approximately 13% of our net revenues for the fiscal year ended March 31, 2009 were derived from the sale of products included in medical devices that are subject to extensive regulation by numerous governmental authorities in the United States and internationally, including the U.S. Food and Drug Administration, or FDA. The FDA and certain foreign regulatory authorities impose numerous requirements for medical device manufacturers to meet, including adherence to Good Manufacturing Practices, or GMP, regulations and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. Our failure to comply with applicable regulatory requirements could prevent our products from being included in approved medical devices.

Our business could also be harmed by delays in receiving or the failure to receive required approvals or clearances, the loss of previously obtained approvals or clearances or the failure to comply with existing or future regulatory requirements.

We are subject to internal control evaluations and attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we must include in our Annual Report on Form 10-K a report from management on the effectiveness of our internal controls over financial reporting and an attestation by our independent registered public accounting firm to the adequacy of management's assessment of our internal control. Ongoing compliance with these requirements is complex, costly and time-consuming. If (1) we fail to maintain effective internal control over financial reporting; (2) our management does not timely assess the adequacy of such internal control; or (3) our independent registered public accounting firm does not timely attest to the evaluation, we could be subject to regulatory sanctions and the public's perception of our company may decline.

We invest in companies for strategic reasons and may not realize a return on our investments.

We make investments in companies to further our strategic objectives and support our key business initiatives. Such investments include investments in equity securities of public companies and investments in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction to more mature companies whose products or technologies may directly support a product or initiative. The success of these companies is dependent on product development, market acceptance, operational efficiency, and other key business success factors. The private companies in which we invest may fail because they may not be able to secure additional funding, obtain favorable investment terms for future financings, or take advantage of liquidity events such as initial public offerings, mergers, and private sales. If any of these private companies fail, we could lose all or part of our investment in that company. If we determine that an other-than-temporary decline in the fair value exists for the equity securities of the public and private companies in which we invest, we write down the investment to its fair value and recognize the related write-down as an investment loss. Furthermore, when the strategic objectives of an investment have been achieved, or if the investment or business diverges from our strategic objectives, we may decide to dispose of the investment even at a loss. Our investments in non-marketable equity securities of private companies are not liquid, and we may not be able to dispose of these investments on favorable terms or at all. The occurrence of any of these events could negatively affect our results of operations.

Our ability to access capital markets could be limited.

From time to time, we may need to access the capital markets to obtain long term financing. Although we believe that we can continue to access the capital markets on acceptable terms and conditions, our flexibility with regard to long term financing activity could be limited by our existing capital structure, our credit ratings and the health of the semiconductor industry. In addition, many of the factors that affect our ability to access the capital markets, such as the liquidity of the overall capital markets and the current state of the economy, are outside of our control. There can be no assurance that we will continue to have access to the capital markets on favorable terms.

Geopolitical instability, war, terrorist attacks and terrorist threats, and government responses thereto, may negatively affect all aspects of our operations, revenues, costs and stock prices.

Any such event may disrupt our operations or those of our customers or suppliers. Our markets currently include South Korea, Taiwan and Israel, which are currently experiencing political instability. Additionally, our principal external foundry is located in South Korea.

Business interruptions may damage our facilities or those of our suppliers.

Our operations and those of our suppliers are vulnerable to interruption by fire, earthquake and other natural disasters, as well as power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan and do not have backup generators. Our facilities in California are located near major earthquake faults and have experienced earthquakes in the past. If any of these events occur, our ability to conduct our operations could be seriously impaired, which could harm our business, financial condition and results of operations and cash flows. We cannot be sure that the insurance we maintain against general business interruptions will be adequate to cover all our losses.

We may be affected by environmental laws and regulations.

We are subject to a variety of laws, rules and regulations in the United States, England and Germany related to the use, storage, handling, discharge and disposal of certain chemicals and gases used in our manufacturing process. Any of those regulations could require us to acquire expensive equipment or to incur substantial other expenses to comply with them. If we incur substantial additional expenses, product costs could significantly increase. Failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations.

Nathan Zommer, Ph.D. owns a significant interest in our common stock.

Nathan Zommer, Ph.D., our President and Chief Executive Officer, beneficially owned, as of June 1, 2009, approximately 22.3% of the outstanding shares of our common stock. As a result, Dr. Zommer can exercise significant control over all matters requiring stockholder approval, including the election of the board of directors. His holdings could result in a delay of, or serve as a deterrent to, any change in control of IXYS, which may reduce the market price of our common stock.

Our stock price is volatile.

The market price of our common stock has fluctuated significantly to date. The future market price of our common stock may also fluctuate significantly in the event of:

- variations in our actual or expected quarterly operating results;
- announcements or introductions of new products;
- technological innovations by our competitors or development setbacks by us;
- conditions in the communications and semiconductor markets;
- the commencement or adverse outcome of litigation;
- changes in analysts' estimates of our performance or changes in analysts' forecasts regarding our industry, competitors or customers;
- announcements of merger or acquisition transactions or a failure to achieve the expected benefits of an acquisition as rapidly or to the extent anticipated by financial analysts;
- terrorist attack or war;
- sales of our common stock by one or more members of management, including Nathan Zommer, Ph.D., our President and Chief Executive Officer; or
- general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, including semiconductor companies. These fluctuations have often been unrelated or disproportionate to the operating performance of companies in our industry, and could harm the market price of our common stock.

The anti-takeover provisions of our certificate of incorporation and of the Delaware General Corporation Law may delay, defer or prevent a change of control.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction, without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

Our stockholders must give substantial advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it more difficult for us to be acquired without the consent of our board of directors and management.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Our principal facilities are described below:

Principal Facilities	Approximate Square Footage	Lease Expiration	Use
Aliso Viejo, California	27,000	(1)	Research and development, sales and distribution
Beverly, Massachusetts	83,000	(1)	Research and development, manufacturing, sales and distribution
Chippenham, England........	100,000	December 2022	Research and development, manufacturing, sales and distribution
Fremont, California	30,000	November 2011	Research and development, manufacturing, sales and distribution
Lampertheim, Germany	170,000	(1)	European headquarters, research and development, manufacturing, sales and distribution
Milpitas, California..........	51,000	(1)	Corporate headquarters, research and development, sales and distribution
Santa Clara, California	21,000	(1)	Manufacturing

(1) Owned, not leased.


Annual Report

We believe that our current facilities are suitable to our needs and will be adequate through at least fiscal year 2010 and that suitable additional or replacement space will be available in the future as needed on commercially reasonably terms. The Lampertheim and Milpitas properties serve as collateral for loans, and are subject to security interests.

Item 3. *Legal Proceedings*

We are currently involved in a variety of legal matters that arise in the normal course of business. Were an unfavorable ruling to occur, there could be a material adverse impact on our financial condition, results of operations or cash flows.

In June 2000, International Rectifier Corporation filed an action for patent infringement against us in the United States District Court for the Central District of California, alleging that certain of our products sold in the United States infringed U.S. patents owned by International Rectifier. In September 2006, the U.S. District Court entered a judgment for $6.2 million in damages and issued a permanent injunction barring us from selling or distributing the infringing products. In February 2008, the Federal Circuit Court reversed the U.S. District Court, vacated the damages award and the permanent injunction and ruled that there shall be no further proceedings in the case regarding any question of infringement. We reversed the liability recognized in the financial statement upon the ruling of the Federal Circuit Court. In July 2008, International Rectifier filed a petition for a writ of certiorari with the Supreme Court of the United States. In October 2008, the U.S. Supreme Court denied the petition for a writ of certiorari, concluding the litigation.

In a related matter, we incurred litigation costs to defend a key supplier. The U.S. District Court for Central California issued orders in this defense that resulted in our receipt of about $2.2 million from International Rectifier for litigation costs incurred. We recorded the receipt of the funds as a reduction of operating expenses in the quarter ended March 31, 2009.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not Applicable.

Executive Officers of the Registrant

The executive officers, their ages and positions at our company, as well as certain biographical information of these individuals, are set forth below. The ages of the individuals are provided as of March 31, 2009.

Name	Age	Position(s)
Nathan Zommer	61	Chairman of the Board, President and Chief Executive Officer
Uzi Sasson	46	Chief Operating Officer, Chief Financial Officer, Vice President and Secretary
Peter H. Ingram	60	President of European Operations

There are no family relationships among our directors and executive officers.

Nathan Zommer. Dr. Zommer, our founder, has served as a Director since our inception in 1983, and has served as Chairman of the Board, President and Chief Executive Officer since 1993. From 1984 to 1993, Dr. Zommer served as our Executive Vice President. Prior to founding our company, Dr. Zommer served in a variety of positions with Intersil, Hewlett-Packard and General Electric, including as a scientist in the Hewlett-Packard Laboratories and Director of the Power MOS Division for Intersil/General Electric. Dr. Zommer received his B.S. and M.S. degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie Mellon University.

Uzi Sasson. Mr. Sasson has served as our Chief Operating Officer since June 2007 and our Chief Financial Officer, Vice President and Secretary since November 2004. From February to November 2004, Mr. Sasson was the Chief Executive Officer of Sagent Management, a tax and accounting consulting firm. Mr. Sasson also served as the interim Chief Financial Officer for Digital Power Corp., a manufacturer of switching power supplies, from June 2004 to November 2004. Mr. Sasson served as Vice President of Tax for Mercury Interactive Corporation, a provider of software and services for the business technology optimization marketplace, from 2001 to January 2004. Prior to that, Mr. Sasson was a Senior Manager at PricewaterhouseCoopers LLP, an accounting firm, from 1992 to 2001. From August to November 2004, Mr. Sasson served as a director of our company. Mr. Sasson has a Masters of Science in Taxation and Bachelor of Science in Accounting from Golden Gate University and is a Certified Public Accountant in California.

Peter H. Ingram. Mr. Ingram has served as our President of European Operations since 2000. From 1994 to 2000, he served as our Vice President of European Operations. From 1989 to 1994, he served as our Director of Wafer Fab Operations. Mr. Ingram worked with the semiconductor operations of ABB, Ltd. from 1982 until we acquired those operations in 1989. Mr. Ingram received an Honors degree in Chemistry from the University of Nottingham.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the NASDAQ Global Market under the symbol "IXYS." The following table presents, for the periods indicated, the intraday high and low sale prices per share of our common stock as reported by the NASDAQ Global Market:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended March 31, 2009				
High	$13.02	$13.84	$ 9.49	$9.31
Low	$ 6.49	$ 8.80	$ 4.58	$5.61
Fiscal year ended March 31, 2008				
High	$10.67	$10.96	$11.57	$8.17
Low	$ 8.34	$ 8.31	$ 7.45	$6.20

The number of record holders of our common stock as of June 1, 2009 was 402. During September 2008, we declared $3.2 million in dividends that were paid during October 2008, consisting of a special, one-time dividend of $0.07 per share and a quarterly dividend of $0.03 per share. In January 2009, we suspended the dividend indefinitely.

Stock Performance Graph

The line graph below shows the total stockholder return of an investment of $100 in cash for the period from March 31, 2004 through March 31, 2009 for (i) our common stock, (ii) the NASDAQ Composite Index and (iii) the Standard & Poor's Semiconductor Index. All values assume reinvestment of the full amount of all dividends and are calculated as of March 31 of each year. Historical stock price performance should not be relied upon as indicative of future stock price performance.


$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
3/04
3/05
3/06
3/07
3/08
3/09
IXYS Corporation
NASDAQ Composite
S&P Semiconductors

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2009 — January 31, 2009	—	(1)	—	1,444,800(2)
February 1, 2009 — February 28, 2009	24,700	$6.69	24,700	1,420,100
March 1, 2009 — March 31, 2009	—	(1)	—	1,420,100
Total	24,700	$6.69	24,700	

(1) Not applicable.

(2) The current stock purchase program was approved on November 14, 2008 and will expire on November 13, 2010. The purchase of up to 2,000,000 shares of common stock was approved.

Item 6. ***Selected Financial Data***

The following selected consolidated financial information should be read in conjunction with our consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations data for the years ended March 31, 2009, 2008 and 2007, and the balance sheet data as of March 31, 2009 and 2008 are derived from our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The statements of operations data for the years ended March 31, 2006 and 2005 and the balance sheet data as of March 31, 2007, 2006 and 2005 are derived from our consolidated financial statements that are not included in this Annual Report on Form 10-K. Historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended March 31,				
	2009	2008	2007(1)	2006	2005
	(In thousands, except per share amounts)				
Statement of operations data:					
Net revenues	$273,552	$304,456	$285,908	$251,487	$256,620
Cost of goods sold	207,594	217,332	201,577	169,792	176,710
Gross profit	65,958	87,124	84,331	81,695	79,910
Operating expenses:					
Research, development and engineering	19,931	21,124	20,105	17,523	18,574
Selling, general and administrative	39,613	42,093	44,134	38,371	35,707
Impairment charges	6,440	—	—	—	—
Litigation provision	—	(12,957)	(29,435)	42,810	—
Total operating expenses	65,984	50,260	34,804	98,704	54,281
Operating income (loss)	(26)	36,864	49,527	(17,009)	25,629
Other income (expense):					
Interest (expense) income, net	(666)	277	1,793	2,182	633
Other income (expense)	4,256	(3,162)	(3,081)	1,810	(481)
Income (loss) before income taxes	3,564	33,979	48,239	(13,017)	25,781
(Provision for) benefit from income tax	(6,913)	(10,690)	(18,020)	6,911	(9,539)
Net income (loss)	$ (3,349)	$ 23,289	$ 30,219	$ (6,106)	$ 16,242
Net income (loss) per share — basic	$ (0.11)	$ 0.73	$ 0.90	$ (0.18)	$ 0.49
Net income (loss) per share — diluted	$ (0.11)	$ 0.71	$ 0.87	$ (0.18)	$ 0.46
Cash dividends per share	$ 0.10	$ —	$ —	$ —	$ —
Weighted average shares used in per share calculations					
Basic	31,087	31,906	33,505	33,636	33,093
Diluted	31,087	33,031	34,784	33,636	35,085

(1) We began recognizing the provisions of SFAS No. 123(R) beginning in fiscal 2007. See Note 3, "Employee Equity Incentive Plans" to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

	As of March 31,				
	2009	2008	2007(1)	2006	2005
			(In thousands)		
Selected operating data:					
Gross profit margin	24.1%	28.6%	29.5%	32.5%	31.1%
Depreciation and amortization	$ 14,547	$ 12,868	$ 10,499	$ 8,543	$ 10,639
Balance sheet data:					
Cash and cash equivalents	$ 55,441	$ 56,614	$ 54,027	$ 78,192	$ 58,144
Working capital	150,917	162,392	142,408	118,815	124,063
Total assets	252,832	293,830	273,641	279,987	219,891
Total long term obligations	40,037	47,980	34,647	28,023	16,796
Total stockholders' equity	178,492	200,229	181,109	159,973	165,277
Cash flow data:					
Cash provided by operating activities	$ 21,580	$ 27,955	$ 1,883	$ 31,143	$ 23,730
Cash used in investing activities	(5,874)	(10,737)	(8,865)	(20,756)	(4,966)
Cash (used in) provided by financing activities	(12,750)	(18,579)	(20,093)	11,214	(2,734)

(1) We began recognizing the provisions of SFAS No. 123(R) beginning in fiscal 2007. See Note 3, "Employee Equity Incentive Plans" to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This discussion contains forward-looking statements, which are subject to certain risks and uncertainties, including, without limitation, those described elsewhere in this Form 10-K and, in particular, in Item 1A hereof. Actual results may differ materially from the results discussed in the forward-looking statements. For a discussion of risks that could affect future results, see "Item 1A. Risk Factors." All forward-looking statements included in this document are made as of the date hereof, based on the information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement, except as may be required by law.

Overview

We are a multi-market integrated semiconductor company. Our three principal product groups are: power semiconductors; integrated circuits; and systems and RF power semiconductors.

Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

We also design, manufacture and sell integrated circuits for a variety of applications. Our analog and mixed signal ICs are principally used in telecommunications applications. Our mixed signal application specific ICs, or ASICs, address the requirements of the medical imaging equipment and display markets. Our power management and control ICs are used in conjunction with our power semiconductors.

Our systems include laser diode drivers, high voltage pulse generators and modulators, and high power subsystems, sometimes known as stacks, that are principally based on our high power semiconductor devices. Our RF power semiconductors enable circuitry that amplifies or receives radio frequencies in wireless and other microwave communication applications, medical imaging applications and defense and space applications.

The slowing of the worldwide economy resulted in a decline in our net revenues in fiscal 2009, principally during the second half of the year. Starting in the third quarter, our customers became more cautious in forecasting and placing new orders. Compared to fiscal 2008, our fiscal 2009 revenues fell in all of our major market segments, except for the medical market. Similarly, our revenues fell across all major geographic areas. Gross profits decreased during the fiscal year because of the reduced revenues and write-downs of excess inventory. Excluding the impact of the litigation reimbursement received during the year, our selling, general and administrative expenses, or SG&A expenses, in fiscal 2009 were largely unchanged from fiscal 2008. In future periods, we expect SG&A expenses to decline slightly because of reductions effected in professional consulting expenses. From year to year, research, development and engineering expenses, or R&D expenses, were reduced slightly due to reduced personnel expenses. Our R&D expenses are expected to continue at approximately these levels.. In general, our visibility regarding future performance has declined significantly in the face of the uncertain macroeconomic outlook.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates the reasonableness of its estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require that we make significant judgments and estimates in preparing our consolidated financial statements.

Revenue recognition. We sell to distributors and original equipment manufacturers. Approximately 47% of our revenues in fiscal 2009, 48% of our revenues in fiscal 2008 and 47% of our revenues in fiscal 2007 were from distributors. We provide some of our distributors with the following programs: stock rotation and ship and debit. Ship and debit is a sales incentive program for products previously shipped to distributors. We recognize revenue from product sales upon shipment provided that we have received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements and there are no remaining significant obligations. Our shipping terms are generally FOB shipping point. Reserves for allowances are also recorded at the time of shipment. Our management must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Our management analyzes historical returns and ship and debit transactions, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. We have visibility into inventory held by our distributors to aid in our reserve analysis. Different judgments or estimates would result in material differences in the amount and timing of our revenue for any period.

Under certain circumstances where our management is not able to reasonably and reliably estimate the actual returns, revenues and costs relating to distributor sales are deferred until products are sold by the distributors to the distributor's end customers. Deferred amounts are presented net and included under "Accrued expenses and other liabilities." Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfer, typically upon shipment from our facilities, at which point we have a legally enforceable right to collection under normal payment terms.

We state our revenues, net of any taxes collected from customers that are required to be remitted to the various government agencies. The amount of taxes collected from customers and payable to government is included under accrued expenses and other liabilities. Shipping and handling costs are included in cost of sales.

Allowance for sales returns. We maintain an allowance for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. If we were to make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different. Given that our revenues consist of a high volume of relatively similar products, to date our actual returns and allowances have not fluctuated significantly from period to period, and our returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations.

Allowance for stock rotation. We also provide "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales in exchange for orders of an equal or greater amount. In the fiscal years ended March 31, 2009, 2008 and 2007, approximately $1.8 million, $1.0 million and $1.8 million, respectively, of products were returned to us under the program. We generally establish the allowance for all sales to distributors except in cases where the revenue recognition is deferred and recognized upon sale by the distributor of products to the end-customer. The allowance, which is management's best estimate of future returns, is based upon the historical experience of returns and inventory levels at the distributors. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. Should distributors increase stock rotations beyond our estimates, our statements would be adversely affected.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. We have no obligation to accept this request. However, it is our historical practice to allow some companies to obtain pricing adjustments for inventory held. We receive periodic statements regarding our products held by our distributors. Our distributors had approximately $3.9 million in inventory of our products on hand at March 31, 2009. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. In accordance with Staff Accounting Bulletin No. 104, Topic 13, "Revenue Recognition," at the time we record sales to the distributors, we provide an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends we see in our direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. We believe that the analysis of these inputs enable us to make reliable estimates of future credits under the ship and debit program. This analysis requires the exercise of significant judgments. Our actual results to date have approximated our estimates. At the time the distributor ships the part from stock, the distributor debits us for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, our estimates might be insufficient, which could significantly adversely affect our operating results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to and deductions from our allowance for ship and debit during the three years ended March 31, 2009 (in thousands):

Balance March 31, 2006	$ 453
Additions	3,903
Deductions	(4,119)
Balance March 31, 2007	237
Additions	2,417
Deductions	(2,309)
Balance March 31, 2008	345
Additions	2,407
Deductions	(2,338)
Balance March 31, 2009	$ 414

Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. If we were to make different judgments of the financial condition of our customers or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. This allowance is reported on the balance sheet as part of the accounts receivable allowance and is included on the statement of operations as part of selling, general and administrative expense. This allowance is based on historical losses and management's estimates of future losses.

Inventories. Inventories are recorded at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Our accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. As it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, our inventory is therefore valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production processes. SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4," or SFAS No. 151, requires certain abnormal expenditures to be recognized as expenses in the current period versus being capitalized in inventory. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. We review our standard costs on an as-needed basis but in any event at least once a year, and update them as appropriate to approximate actual costs.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventories is dependent on our estimate of future demand as it relates to historical sales. If our projected demand is overestimated, we may be required to reduce the valuation of our inventories below cost. We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. We also recognize a reserve based on known technological obsolescence, when appropriate. However, for new products, we do not consider whether there is excess inventory until we develop sufficient sales history or experience a significant change in expected product demand, based on backlog. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different. For example, during fiscal 2009, we examined our inventory and as a consequence of the dramatic retrenchment in some of our markets, certain of our inventory, that normally would not be considered excess, were considered as such. Therefore, we booked additional charges of about $14.9 million to recognize this exposure.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once we have written down inventory below cost, we do not subsequently write it up when it is subsequently sold or scrapped. We do not physically segregate excess inventory nor do we assign unique tracking numbers to it in our accounting systems. Consequently, we cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, we are unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on our gross profit margin.

The following table provides information on our excess and obsolete inventory reserve charged against inventory at cost (in thousands):

Balance at March 31, 2006	$19,377
Sale of excess inventory	(4,246)
Scrap of excess inventory	(3,273)
Balance of excess inventory	11,858
Additional provision for excess inventory	6,971
Balance at March 31, 2007	18,829
Sale of excess inventory	(1,831)
Scrap of excess inventory	(2,868)
Balance of excess inventory	14,130
Additional provision for excess inventory	5,120
Balance at March 31, 2008	19,250
Sale of excess inventory	(515)
Scrap of excess inventory	(2,021)
Balance of excess inventory	16,714
Additional provision for excess inventory	17,983
Balance at March 31, 2009	$34,697

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, we do not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 10,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because our products do not quickly become obsolete, we expect to hold excess inventory for potential future sale for years. Consequently, we have no set time line for the sale or scrapping of excess inventory.

In addition, our inventory is also being written down to the lower of cost or market or net realizable value. We review our inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that our selling price is lower than current cost, the inventory is marked down accordingly. At March 31, 2009 and 2008, our lower of cost or market reserve was $583,000 and $1.0 million, respectively.

Furthermore, we perform an annual inventory count and periodic cycle counts for specific parts that have a high turnover. We also periodically identify any inventory that is no longer usable and write it off.

We entered into purchase agreements for purchase of fabricated wafers and substrates over one to five years. Under these agreements, the supplier agrees to supply and we are obliged to purchase products corresponding to an agreed yearly purchase amount. We have recognized the liability for all products delivered as of March 31, 2009. The total amounts committed under the agreement have been disclosed in "Disclosures about Contractual Obligations and Commercial Commitments" elsewhere in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 8, "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

Valuation of Goodwill and Intangible Assets. We value goodwill and intangible assets in accordance SFAS No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142.

Goodwill. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with SFAS No. 142. The provisions of SFAS No. 142 require that we perform a two-step impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the income approach.

Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

We performed the goodwill impairment analysis during the last six months of fiscal 2009. Our goodwill balance was allocated to three of our six reporting units. As a result of this analysis, we concluded that the carrying amounts of goodwill for these three reporting units exceeded their implied fair values. Consequently, we recorded an impairment charge of approximately $3.7 million in the third quarter of fiscal 2009 and $2.7 million in the fourth quarter of fiscal 2009, aggregating to a $6.4 million charge for the year that is included under "Impairment Charges" in our 2009 Consolidated Statements of Operations. The $6.4 million included an impairment charge of approximately $795,000 recorded for the RTI acquisition that was completed in September 2008. In performing the analysis, we considered the income approach in determining the implied fair value of the goodwill. The income approach requires estimates of future operating results and cash flows of each of the reporting units, which are discounted using estimated discount rates of approximately 18%.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

Income tax. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. A valuation allowance reduces our deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which we operate. If we determine that it is more probable than not that we will not realize all or a portion of our remaining deferred tax assets, then we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that it is likely that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, then the related portion of the valuation allowance will reduce goodwill, intangible assets or income tax expense. Significant management judgment is required in determining our provision for income taxes and potential tax exposures, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance, which could materially impact our financial position and results of operations. Our ability to utilize our deferred tax assets and the need for a related valuation allowance are monitored on an ongoing basis.

Furthermore, computation of our tax liabilities involves examining uncertainties in the application of complex tax regulations. As a result of the implementation of FIN 48, we recognize liabilities for uncertain tax positions based on the two-step process as prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if there is sufficient available evidence to indicate if it is more likely than not that the position will be sustained on an audit, including resolution of any related appeals or litigation processes. The second step requires us to measure and determine the approximate amount of the tax benefit at the largest amount that is more than 50% likely of being realized upon ultimate settlement with the tax authorities. It is inherently difficult and requires significant judgment to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reexamine these uncertain tax positions on a quarterly basis. This reassessment is based on various factors during the period including, but not limited to, changes in worldwide tax laws and treaties, changes in facts or circumstances, effectively settled issues under audit and any new audit activity. A change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Defined benefit plans. We maintain pension plans covering certain of our employees in foreign locations. Effective at the end of fiscal 2007, we adopted SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Retirement Plans," or SFAS No. 158, for financial reporting purposes. SFAS No. 158 requires that we recognize the funded status of our defined benefit pension and post-retirement benefit plans with a corresponding adjustment to accumulated other comprehensive income, net of tax. Funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation for pension plans. These amounts are adjusted to recognize the amortized gain or losses as a part of net periodic pension cost. Net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increase for plan employees. Our assumptions are derived from actuarial projections and actual market data. These assumptions are based upon management's judgment, considering known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of our pension plans. The adoption of SFAS No. 158 did not have any impact on the consolidated financial statements.

Recent Accounting Pronouncements and Accounting Changes

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 2, "Summary of Significant Accounting Policies" to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the fiscal years indicated and the percentage change in such data from year to year:

	Years Ended March 31,				
	2009 (000)	% Change	2008 (000)	% Change	2007 (000)
Net revenues	$273,552	(10.2)	$304,456	6.5	$285,908
Cost of goods sold	207,594	(4.5)	217,332	7.8	201,577
Gross profit	$ 65,958	(24.3)	$ 87,124	3.3	$ 84,331
Operating expenses:					
Research, development and engineering	$ 19,931	(5.6)	$ 21,124	5.1	$ 20,105
Selling, general and administrative	39,613	(5.9)	42,093	(4.6)	44,134
Impairment charges	6,440	nm	—	—	—
Litigation provision	—	nm	(12,957)	(56.0)	(29,435)
Total operating expenses	$ 65,984	31.3	$ 50,260	44.4	$ 34,804

nm — not meaningful

The following table sets forth selected statement of operations data as a percentage of net revenues for the fiscal years indicated. These historical operating results may not be indicative of the results for any future period.

	Years Ending March 31,		
	2009 % of Net Revenues	2008 % of Net Revenues	2007 % of Net Revenues
Net revenues	100.0	100.0	100.0
Cost of goods sold	75.9	71.4	70.5
Gross profit	24.1	28.6	29.5
Operating expenses:			
Research, development and engineering	7.3	6.9	7.0
Selling, general and administrative	14.5	13.8	15.4
Impairment charges	2.3	—	—
Litigation provision	—	(4.3)	(10.2)
Total operating expenses	24.1	16.4	12.2
Operating income	0.0	12.2	17.3
Other income (expense), net	1.3	(0.9)	(0.4)
Income before income tax	1.3	11.3	16.9
Provision for income tax	(2.5)	(3.5)	(6.3)
Net income (loss)	(1.2)	7.8	10.6

Revenues

The following table sets forth the revenues for each of our product groups for fiscal 2009, 2008 and 2007:

	Year Ended March 31,				
	2009 (000)	% Change	2008 (000)	% Change	2007 (000)
Power Semiconductors	$216,836	(8.4)	$236,599	14.0	$207,523
ICs	32,236	(21.6)	41,097	(26.9)	56,212
Systems and RF Power Semiconductors	24,480	(8.5)	26,760	20.7	22,173
Total	$273,552	(10.2)	$304,456	6.5	$285,908

The following tables set forth the average selling prices, or ASPs, and units for fiscal 2009, 2008 and 2007:

Average Selling Prices

	Year Ended March 31,				
	2009	% Change	2008	% Change	2007
Power Semiconductors	$ 2.66	35.0	$ 1.97	0.5	$ 1.96
ICs	$ 0.78	1.3	$ 0.77	60.4	$ 0.48
Systems and RF Power Semiconductors	$22.84	32.9	$17.19	22.6	$14.02

Units

	Year Ended March 31,				
	2009	% Change	2008	% Change	2007
	(000)		(000)		(000)
Power Semiconductors	81,498	(32.2)	120,290	13.7	105,820
ICs	41,468	(22.5)	53,482	(53.9)	116,079
Systems and RF Power Semiconductors	1,072	(31.1)	1,557	(1.6)	1,582
Total	124,038	(29.3)	175,329	(21.5)	223,481

A decrease in sales in all product groups, related to adverse economic conditions in the last two quarters of the fiscal year, led to a 10.2% decrease in net revenues from fiscal 2008 to fiscal 2009. The $19.8 million, or 8.4%, decrease in net revenues from power semiconductors was primarily due to a decrease of $22.3 million in the sale of power MOSFET products, principally to the consumer products market and to the industrial and commercial market, offset by an increase of $1.8 million in the sale of bipolar products, principally to the industrial and commercial market. The $8.9 million, or 21.6%, decline in revenues from the sales of ICs was primarily due to a decrease in sales of SSRs of $4.8 million, primarily to the consumer products market, and of customer premise equipment for the telecommunications market of $3.9 million. The decrease of $2.3 million, or 8.5%, in revenues from the sale of systems and RF power semiconductors was mainly due to a decrease of $1.9 million in the sale of subassemblies to the industrial and commercial market.

The increase in the ASPs of power semiconductors in fiscal 2009 as compared to fiscal 2008 was primarily caused by a reduction in the sale of lower priced semiconductors to the consumer product market. The increase in the ASPs of systems and RF power semiconductors was principally due to a shift in the product mix towards the sale of higher priced subassemblies from lower priced RF power semiconductors. The ASPs of ICs were largely unchanged from year to year.

Units declined in all product groups in fiscal 2009 as compared to fiscal 2008. The decline in shipments of power semiconductors was principally due to reduced shipments to the consumer products market and the industrial and commercial market. In systems and RF power semiconductors, the unit decline was principally caused by reduced shipments of RF power semiconductors to the industrial and commercial market. In ICs, the unit decline was principally caused by the reduction of shipments to the telecommunication markets.

The 6.5% increase in net revenues from fiscal 2007 to fiscal 2008 resulted from an increase in net revenues from power semiconductors and systems and RF power semiconductors, offset by a decrease in net revenues from ICs. The increase in net revenues from power semiconductors was primarily due to an increase in unit sales and reflected increased revenue from the sale of MOS products of $15.2 million and increased revenue from the sale of bipolar products of $13.9 million, primarily to the industrial and commercial market. The increase in net revenues from systems and RF power semiconductors was primarily due to a $4.6 million increase in net revenues from the sale of subassemblies to the industrial and commercial market. The increase in net revenues from power semiconductors and systems and RF power semiconductors was primarily due to the strengthening European economy and growth in the industrial and commercial markets. Net revenues from the sale of ICs in fiscal 2008 as compared to fiscal 2007 declined due to a sharp decrease in unit sales, partially offset by an increase in ASP. There was an $8.5 million decrease in net revenues from the sale of ASICs, primarily to the consumer products market, and a $6.5 million decrease in the sale of other ICs, principally to the telecommunications market.

The increase in the ASPs of our ICs in fiscal 2008 as compared to fiscal 2007 was primarily due to the reduction in the unit sales of low cost ASICs to the consumer products market and ICs to the telecommunications market. The increase in ASPs of systems and RF power semiconductors was due to an increase in the sale of higher priced subassemblies. The overall decrease in the number of units sold was principally due to a decrease in the shipments of ASICs to the consumer products market, partially offset by an increase in unit shipments of power semiconductors.

For fiscal 2009, sales to customers in the United States represented approximately 28.6%, and sales to international customers represented approximately 71.4%, of our net revenues. Of our international sales in fiscal

2009, approximately 57.2% were derived from sales in Europe and the Middle East, approximately 33.8% were derived from sales in Asia and approximately 9.0% were derived from sales in Canada and the rest of the world.

By comparison, for fiscal 2008, sales to customers in the United States represented approximately 26.3%, and sales to international customers represented approximately 73.7%, of our net revenues. Of our international sales in fiscal 2008, approximately 54.5% were derived from sales in Europe and the Middle East, approximately 37.3% were derived from sales in Asia and approximately 8.2% were derived from sales in Canada and the rest of the world.

For fiscal 2007, sales to customers in the United States represented approximately 27.5% and sales to international customers represented approximately 72.5%, of our net revenues. Of our international sales in fiscal 2007, approximately 52.1% were derived from sales in Europe and the Middle East, approximately 41.4% were derived from sales in Asia and approximately 6.5% were derived from sales in Canada and the rest of the world.

From fiscal 2008 to fiscal 2009, most of our revenue decline occurred in Korea, China, the United Kingdom, or the UK, and Germany. In Korea, the decline principally related to the decline in the consumer products market. In China, the decline was primarily in the industrial and commercial market. In contrast, in the UK, the decline principally related to reduced sales of SSRs to the consumer products market and the telecommunications market. The decline of revenues in Germany was primarily due to the reduced revenues in the industrial and commercial market.

From fiscal 2007 to fiscal 2008, our revenues in the United States increased slightly, while our revenues in Europe and Middle East increased substantially, in large part because of the strengthening European economy, growth in the industrial and commercial market and the depreciation of the dollar against the Euro. From fiscal 2007 to fiscal 2008, our revenues to Asia decreased due to decreased revenues from the consumer products market.

None of our customers accounted for more than 10% of our net revenues in fiscal 2009, 2008 or 2007.

In each of the last three fiscal years, our revenues were reduced by allowances for sales returns, stock rotations and ship and debit. See "Critical Accounting Policies and Significant Management Estimates" elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Gross Profit.

From fiscal 2008 to fiscal 2009, gross profit decreased by $21.2 million and the gross profit margin declined from 28.6% to 24.1%. The decline in gross profit margin was primarily due to an increase in the reserve for excess inventory, which increased from $5.1 million in fiscal 2008 to $18.0 million in fiscal 2009. In addition, the $30.9 million, or 10.2%, reduction in net revenues in fiscal 2009 led to fewer gross profit dollars as compared to fiscal 2008.

From fiscal 2007 to fiscal 2008, gross profit increased by $2.8 million while the gross profit margin decreased from 29.5% to 28.6%. The gross profit margin declined due to the decline in revenues from higher margin ICs and higher unabsorbed overhead relating to ICs of $5.3 million.

In each of the last three years, our gross profit and gross profit margin were positively affected by the sale of excess inventory, which had previously been written down. See "Critical Accounting Policies and Significant Management Estimates — Inventories" elsewhere in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Research, Development and Engineering.

Research, development and engineering, or R&D, expenses typically consist of internal engineering efforts for product design and development. From fiscal 2008 to fiscal 2009, R&D expenses decreased by $1.2 million and increased from 6.9% to 7.3% as a percentage of net revenues. The decrease in R&D expenses was primarily because of reduced personnel expenses. When expressed as a percentage of revenues, the increase in R&D expenses was due to reduced net revenues. From fiscal 2007 to fiscal 2008, R&D expenses increased by $1.0 million and remained largely unchanged from 7.0% in 2007 to 6.9% in fiscal 2008. The increase in R&D expenses were principally due to general increases in spending for the design, layout and testing of integrated circuits and power semiconductors, consistent with the growth in revenues. We expect our R&D expenses to remain at these levels.

Selling, General and Administrative.

In fiscal 2009 as compared to fiscal 2008, selling, general and administrative expenses decreased by $2.5 million and increased from 13.8% to 14.5% as a percentage of net revenues. The decrease was principally due to the receipt of $2.2 million for reimbursement of litigation expenses from International Rectifier and a decline in professional and consulting expenses of $2.1 million, offset by $1.6 million in amortization of intangible assets acquired during the acquisition of RTI. In fiscal 2008 as compared to fiscal 2007, selling, general and administrative expenses decreased by $2.0 million and from 15.4% to 13.8% as a percentage of net revenues. The decrease was principally due to a decline in professional and consulting expenses of $2.9 million and a reduction in bad debt expense of $616,000, offset by an increase in sales and marketing expenses of $1.7 million. Sales and marketing expenses increased primarily due to higher commission and freight expenses in the European locations. In future periods, we expect SG&A expenses to decline slightly, because of reductions effected in professional consulting expenses.

Impairment Charge.

We performed our assessment of impairment of goodwill during the last six months of fiscal 2009. Our assessment considered current economic conditions and trends, estimated future operating results and anticipated future economic conditions. Several factors led to a reduction in forecasted cash flows, including, among others, lower than expected performance of these reporting units and current economic conditions. After completing the first and the second step in the goodwill impairment analysis, we concluded that the entire goodwill balance of the three reporting units that had goodwill recorded should be impaired. Consequently we recorded a charge of $6.4 million for fiscal 2009. See Note 11, "Goodwill" to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for further discussion regarding impairment testing.

Litigation Provision.

For the year ended March 31, 2009, we had no litigation provision. For the year ended March 31, 2008, we recorded a reversal of litigation provision of $13.0 million, upon the favorable decisions of the appellate courts in the matters involving International Rectifier Corporation and LoJack Corporation. For the year ended March 31, 2007, we accrued $6.8 million related to our litigation against International Rectifier Corporation and released a net amount of $36.2 million from the litigation reserve that we established for the LoJack Corporation lawsuit, as the court reduced the amount of damages from $36.7 million to $4.0 million.

Other Income (Expense), Net.

In fiscal 2009, other income, net was $4.3 million as compared to other expense, net of $3.2 million and $3.1 million in fiscal 2008 and 2007, respectively. The other income, net in fiscal 2009 primarily consisted of gains associated with changes in exchange rates for foreign currency transactions. The increase in other expense, net, in fiscal 2008 as compared to fiscal 2007 is primarily due to foreign exchange losses from the deterioration of the U.S. dollar against the Euro, partially offset by the recognition of $1.1 million received on an insurance claim.

In fiscal 2009, interest expense, net was $666,000 as compared to interest income, net, of $277,000 and $1.8 million in fiscal 2008 and 2007, respectively. The interest expense, net in fiscal 2009 was primarily due to reduced interest income caused by lower interest rates as compared to fiscal 2008. The decline in interest income, net in fiscal 2008 as compared to fiscal 2007 was principally because of an increase in interest expense on capital leases, as we acquired capital equipment in Europe.

Provision for Income Taxes.

In fiscal 2009, the provision for income taxes reflected an effective tax rate of 194% as compared to 31% in fiscal 2008 and 37% in fiscal 2007. The income tax provision in fiscal 2009 principally results from increases in valuation allowances on certain deferred tax assets and the impact of the impairment of our goodwill, which is not deductible for tax purposes. The fiscal 2008 tax rate was reduced from the statutory tax provision rate of 37% primarily due to adjustments recorded to our deferred tax assets and liabilities for a benefit of 6%. The fiscal 2007 tax rate was reduced from the statutory tax provision rate of 38% primarily due to adjustments recorded to our deferred tax assets and liabilities for a benefit of 1%.

Liquidity and Capital Resources

At March 31, 2009, cash and cash equivalents were $55.4 million as compared to $56.6 million at March 31, 2008 and $54.0 million at March 31, 2007. Over the past three fiscal years, the cash generated by our operations has provided sufficient liquidity for our needs.

Our cash provided by operating activities in fiscal 2009 was $21.6 million as compared to $28.0 million in fiscal 2008 and $1.9 million in fiscal 2007. The $6.4 million decrease in cash provided by operating activities was primarily due to a decrease of $8.7 million in net changes in operating assets and liabilities, offset by an increase of $2.3 million in net income and total adjustments to reconcile net income (loss). The decrease in net changes in operating assets and liabilities was primarily due to higher purchases of inventories in fiscal 2009 as compared to fiscal 2008, offset by lower accounts receivable in fiscal 2009 as compared to fiscal 2008. For fiscal 2008 as compared to fiscal 2007, the increase in cash provided by operating activities was primarily due to a decrease in inventory purchases.

We used $5.9 million in net cash for investing activities during fiscal 2009, as compared to $10.7 million in fiscal 2008 and $8.9 million in fiscal 2007. In all three fiscal years, our uses of cash for investing activities reflected principally the purchase of plant and equipment. During fiscal 2009, we spent $8.8 million on capital expenditures, which was offset by proceeds of $3.6 million from sales of investments. In fiscal 2008 and 2007, we spent $7.2 million and $9.5 million, respectively, on capital expenditures. Over the past three fiscal years, the capital expenditures were principally for equipment required to increase our production capacity.

For fiscal 2009, net cash used in financing activities was $12.8 million, as compared to net cash used in financing activities of $18.6 million in fiscal 2008 and of $20.1 million in fiscal 2007. In fiscal 2009, we used $7.5 million for the purchase of treasury stock, $4.7 million for principal repayments on capital lease obligations, $3.2 million for the payment of dividends to stockholders and $1.9 million for repayments of loans, offset by proceeds from employee equity plans of $3.6 million. In fiscal 2008 and 2007, we spent $15.1 million and $18.4 million, respectively, to purchase our stock for treasury.

At March 31, 2009, capital lease obligations and loans payable totaled $27.2 million. This represented 49.1% of our cash and cash equivalents and 15.2% of our stockholders' equity. Over the past three fiscal years, satisfying our payment obligations for capital leases and loans payable did not materially affect our ability to fund our operating needs.

We are obligated on a €7.5 million, or $9.9 million, loan. The loan has a remaining term of 11 years, ending in June 2020, and bears a variable interest rate, dependent upon the current Euribor rate and the ratio of indebtedness to cash flow for the German subsidiary. Each fiscal quarter a principal payment of €167,000, or about $221,000, and a payment of accrued interest will be required. Financial covenants for a ratio of indebtedness to cash flow, a ratio of equity to total assets and a minimum stockholders' equity for the German subsidiary must be satisfied for the loan to remain in good standing. The loan may be prepaid in whole or in part at the end of a fiscal quarter without penalty. At March 31, 2009, we had complied with the financial covenants. The loan is collateralized by a security interest in the facility in Lampertheim, Germany, which is owned by our U.S. parent.

On August 2, 2007, we completed the purchase of a building in Milpitas, California. We moved our corporate office and a facility for operations to this location in January 2008. In connection with the purchase, we assumed a loan, secured by the building, of $7.5 million. The loan bears interest at the rate of 7.455% per annum and is due and payable in February 2011. Monthly payments of principal and interest of $56,000 are due under the loan. In addition, monthly impound payments aggregating $17,000 are to be made for items such as real property taxes, insurance and capital expenditures. The balance of the loan liability at March 31, 2009 was $7.2 million. At maturity, the remaining balance on the loan will be approximately $7.1 million.

At March 31, 2009, we maintain two defined benefit pension plans: one for the United Kingdom employees and one for German employees. These plans cover most of the employees in the United Kingdom and Germany. Benefits are based on years of service and the employees' compensation. We deposit funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies, trustees and/or accrue for the unfunded portion of the obligations. Both plans have been curtailed. As such, the plans are closed to new entrants and no credit is provided for additional periods of service. See Note 14, "Pension Plans" to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for a discussion of the investment return assumptions, the underlying estimates and the expected future cash flows associated with the pension plans.

As of March 31, 2009, we had $55.4 million in cash and cash equivalents. We believe that our cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash requirements for the next 12 months. Our liquidity could be negatively affected by a decline in demand for our products, increases in the cost of materials or labor, investments in new product development or one or more acquisitions. We use forward and option contracts in the normal course of business to manage our foreign currency exchange risks. We did not have any significant open foreign exchange forward and option contracts at March 31, 2009. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to us.

Disclosures about Contractual Obligations and Commercial Commitments

Details of our contractual obligations and commitments as of March 31, 2009 to make future payments under contracts are set forth below (in thousands):

	Payments Due by Period				
Contractual Obligations(1)	**Total**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long term debt	$19,054	$ 1,455	$10,107	$1,989	$5,503
Capital lease obligations(2)	8,766	4,117	4,220	429	—
Operating lease obligations	8,444	1,437	1,861	1,068	4,078
Inventory purchase obligations(3)	22,086	12,803	6,245	3,038	—
Other long term liabilities(4)	450	450	—	—	—
Total	$58,800	$20,262	$22,433	$6,524	$9,581

(1) Contractual obligations shown in the table above exclude benefit payments to participants of our defined benefit pension plans. We summarize the estimated benefit payments to be made by the plans over the next ten years in Note 14, "Pension Plans" to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K. The table also excludes contributions we made to defined benefit pension plans and our defined contribution plan. Our future contributions to these plans depend on many uncertain factors including future returns on the defined benefit plan assets and the amount and timing of employee and discretionary employer contributions to the defined contribution plan. We provide additional information about our defined benefit pension plans and our defined contribution plan, in Note 13, "Employee Savings and Retirement Plan" and Note 14, "Pension Plans" to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

(2) Includes anticipated interest payments. The capital lease obligations of $8.8 million include interest payments totaling $609,000.

(3) Represents commitments for purchase of inventory and property and equipment. These were not recorded as liabilities on our Consolidated Balance Sheet as of March 31, 2009, as we had not yet received the related goods or taken title to the property.

(4) We are unable to reliably determine the timing of future payments related to some of our uncertain tax positions. Therefore, $4.8 million of income taxes payable has been excluded from the table above. However, long term income taxes payable, included on our consolidated balance sheet, includes these uncertain tax payments.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We are exposed to various risks, including fluctuations in interest and foreign currency rates. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risks, credit risks and legal risks that are not discussed or quantified in the following analyses.

We currently keep our funds in accounts and instruments that, for accounting purposes, are cash and cash equivalents and do not carry interest rate risk to the fair market value of principal. We may, in the future, choose to place our funds in investments in high quality debt securities, potentially consisting of debt instruments of the United States or state or local governments or investment grade corporate issuers. Investments in both fixed and floating rate securities have some degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted by increases in interest rates. Floating rate securities may produce less income than anticipated if interest rates fall. As a result, changes in interest rates could cause us to incur losses in principal if we are forced to sell securities that have declined in market value or may result in lower than anticipated investment income.

We intend to manage our exposure to interest rate, market and credit risk in any investment portfolio with investment policies and procedures that limit such things as term, credit rating and the amount of credit exposure to any one issue, issuer and type of instrument. We have not used derivative financial instruments in any investment portfolio.

The impact on the fair market value of our cash equivalents and our earnings from a hypothetical 100 basis point adverse change in interest rates as of the end of fiscal 2009 would have had the effect of decreasing our net income by an amount less than $1.0 million. As our cash and cash equivalents have historically been held in accounts and instruments where the principal was not subject to interest rate risk and our cash and cash equivalents exceeded our variable rate borrowings, this sensitivity analysis was accomplished by offsetting our variable rate borrowings against our cash and cash equivalents and then estimating the impact of a 100 basis point reduction in interest rates on such adjusted cash balances.

Revenues from our foreign subsidiaries were approximately 50.6% of total revenues in fiscal 2009. These revenues come from our German and UK subsidiaries and are primarily denominated in Euros and British pounds, respectively. Our risk to European currencies is partially offset by the natural hedge of manufacturing and selling goods in local currency. Our foreign subsidiaries also incur most of their expenses in the local currency. Our principal foreign subsidiaries use their respective local currencies as their functional currency.

Although from time to time we enter into a limited number of foreign exchange forward or option contracts to help manage foreign currency exchange risk associated with certain of our operations, we do not generally hedge foreign currency exchange rates. The foreign exchange forward or option contracts we have entered into generally have original maturities ranging from one to six months. We do not enter into these contracts for trading purposes and do not expect gains or losses on these contracts to have a material impact on our financial results.

We have foreign currency exchange rate risk and interest rate risk from a €7.5 million, or approximately $9.9 million, loan taken by IXYS Semiconductor GmbH, a German subsidiary of IXYS, from IKB Deutsche Industriebank, which has a remaining term of about 11 years.

The interest rate on the loan is determined by adding the then effective 3-month Euribor rate and a margin. The margin can range from 70 basis points to 125 basis points, depending on the calculation of a ratio of indebtedness to cash flow for the German subsidiary. Additionally, the Company has entered into an interest rate swap to economically hedge the interest rate risk. The swap agreement expires on June 30, 2010. Under the swap arrangement, if the Euribor rate exceeds 3.75%, the Euribor rate for the purposes of the loan shall be 4.1%, and, if the Euribor rate falls below 2%, the Euribor rate for the purposes of the loan shall be 3%. The effective interest rate at March 31, 2009 was 3.7%. See Note 2, "Summary of Significant Accounting Policies" to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for further information regarding fair value.

A hypothetical 10% adverse fluctuation in the exchange rate between the Euro and the U.S. dollar and the exchange rate between the British pound and the U.S. dollar would have had the effect of decreasing our net income as of the end of fiscal 2009 by an amount less than $1.0 million. Because of the operation of our principal foreign units in their own functional currencies, this sensitivity analysis was undertaken by examining the net income or loss of the foreign units incorporated into our statement of operations and testing the impact of the hypothetical change in exchange rates on such income or loss. The hypothetically derived net income or loss of the foreign units was then calculated with our statement of operations data to derive the hypothetical impact on our net income. Additionally, the impact of the hypothetical change in exchange rates on the balance sheets of our principal foreign units was examined and the hypothetical transaction effects, using normal accounting practices, was incorporated into the analysis.

It is likely that our future financial results could be directly affected by changes in foreign currency exchange rates. We will continue to face foreign currency exchange risks in the future. Therefore, our financial results could be directly affected by weak economic conditions in foreign markets. In addition, a strengthening of the U.S. dollar, the Euro or the British pound could make our products less competitive in foreign markets.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
IXYS Corporation
Milpitas, California

We have audited the accompanying consolidated balance sheets of IXYS Corporation as of March 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


Annual Report

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IXYS Corporation as of March 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 15 to the Consolidated Financial Statements, effective April 1, 2007, the Company changed its method of accounting for uncertain tax positions to conform to FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IXYS Corporation's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 12, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

San Francisco, California
June 12, 2009

IXYS CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31, 2009	March 31, 2008
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 55,441	$ 56,614
Restricted cash	136	620
Accounts receivable, net of allowances of $1,899 in 2009 and $1,712 in 2008	37,251	50,270
Inventories, net	75,601	86,516
Prepaid expenses and other current assets	3,994	6,415
Deferred income taxes	12,797	7,578
Total current assets	185,220	208,013
Property, plant and equipment, net	52,912	58,033
Other assets	6,728	8,593
Deferred income taxes	7,972	13,546
Goodwill	—	5,645
Total assets	$252,832	$293,830
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of capitalized lease obligations	$ 3,739	$ 4,890
Current portion of loans payable	1,455	1,286
Accounts payable	13,767	21,489
Accrued expenses and other liabilities	15,342	17,956
Total current liabilities	34,303	45,621
Long term income tax payable	4,845	4,570
Capitalized lease obligations, net of current portion	4,418	7,023
Long term loans, net of current portion	17,599	19,159
Pension liabilities	13,175	17,228
Total liabilities	74,340	93,601
Commitments and contingencies (Note 8)		
Stockholders' equity		
Preferred stock, $0.01 par value:		
Authorized: 5,000,000 shares; none issued and outstanding	—	—
Common stock, $0.01 par value:		
Authorized: 80,000,000 shares; 36,054,936 issued and 30,633,949 outstanding and 35,403,630 issued and 31,086,159 outstanding at March 31, 2009 and 2008, respectively	361	354
Additional paid-in capital	177,551	170,043
Treasury stock, at cost: 5,420,987 and 4,317,471 common shares at March 31, 2009 and 2008, respectively	(45,374)	(37,918)
Retained earnings	43,984	50,494
Accumulated other comprehensive income	1,970	17,256
Total stockholders' equity	178,492	200,229
Total liabilities and stockholders' equity	$252,832	$293,830

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Net revenues	$273,552	$304,456	$285,908
Cost of goods sold	207,594	217,332	201,577
Gross profit	65,958	87,124	84,331
Operating expenses:			
Research, development and engineering	19,931	21,124	20,105
Selling, general and administrative	39,613	42,093	44,134
Impairment charges	6,440	—	—
Litigation provision	—	(12,957)	(29,435)
Total operating expenses	65,984	50,260	34,804
Operating income (loss)	(26)	36,864	49,527
Other income (expense):			
Interest income	1,098	2,121	2,813
Interest expense	(1,764)	(1,844)	(1,020)
Other income (expense), net	4,256	(3,162)	(3,081)
Income before income tax	3,564	33,979	48,239
Provision for income tax	(6,913)	(10,690)	(18,020)
Net income (loss)	$ (3,349)	$ 23,289	$ 30,219
Net income (loss) per share			
Basic	$ (0.11)	$ 0.73	$ 0.90
Diluted	$ (0.11)	$ 0.71	$ 0.87
Cash dividends per share	$ 0.10	$ —	$ —
Weighted average shares used in per share calculation			
Basic	31,087	31,906	33,505
Diluted	31,087	33,031	34,784

Annual Report

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock and Capital in Excess of Par Value		Treasury Shares	Treasury Amount	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount						
					(In thousands)			
Balances, March 31, 2006	34,678	$161,465	525	$ (4,454)	$(59)	$ (614)	$ 3,635	$159,973
Components of comprehensive income, net of tax								
Net income (loss)	—	—	—	—	—	30,219	—	30,219
Other comprehensive income (loss)	—	—	—	—	—	—	4,481	4,481
Total comprehensive income (loss)								34,700
Share-based compensation	—	2,009	—	—	—	—	—	2,009
Proceeds from sale of shares through employee equity incentive plans, net of excess tax benefit and others	354	2,765	—	—	—	—	—	2,765
Purchase of treasury stock	—	—	1,995	(18,397)	—	—	—	(18,397)
Repayment of note receivable	—	—	—	—	59	—	—	59
Balances, March 31, 2007	35,032	166,239	2,520	(22,851)	—	29,605	8,116	181,109
Components of comprehensive income, net of tax								
Net income (loss)	—	—	—	—	—	23,289	—	23,289
Other comprehensive income (loss)	—	—	—	—	—	—	9,140	9,140
Total comprehensive income (loss)	—	—	—	—	—	—	—	32,429
Share-based compensation	—	2,164	—	—	—	—	—	2,164
Proceeds from sale of shares through employee equity incentive plans, net of excess tax benefit and others	372	1,994	—	—	—	—	—	1,994
Purchase of treasury stock	—	—	1,798	(15,067)	—	—	—	(15,067)
FIN 48 related earnings adjustment	—	—	—	—	—	(2,400)	—	(2,400)
Balances, March 31, 2008	35,404	170,397	4,318	(37,918)	—	50,494	17,256	200,229
Components of comprehensive income, net of tax								
Net income (loss)	—	—	—	—	—	(3,349)	—	(3,349)
Other comprehensive income (loss)	—	—	—	—	—	—	(15,286)	(15,286)
Total comprehensive income (loss)	—	—	—	—	—	—	—	(18,635)
Share-based compensation	—	2,816	—	—	—	—	—	2,816
Proceeds from sale of shares through employee equity incentive plans, net of excess tax benefit and others	651	4,699	—	—	—	—	—	4,699
Purchase of treasury stock	—	—	1,103	(7,456)	—	—	—	(7,456)
FIN 48 related earnings adjustment	—	—	—	—	—	(3,161)	—	(3,161)
Balances, March 31, 2009	36,055	$177,912	5,421	$(45,374)	$ —	$43,984	$ 1,970	$178,492

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,		
	2009	2008	2007
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ (3,349)	$ 23,289	$ 30,219
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	14,547	12,868	10,499
Provision for receivables allowances	5,951	3,201	11,745
Write down of goodwill	6,440	—	—
Net change in inventory reserves	17,110	3,284	1,581
Change in litigation provision	—	(12,957)	(29,435)
Foreign currency adjustments on intercompany amounts	1,040	1,006	491
Deferred income taxes	(2,259)	7,313	16,247
Tax benefit from employee equity incentive plans	(1,132)	(241)	(554)
Stock based compensation	2,816	2,164	2,009
Loss (gain) on investments	227	(882)	(631)
Loss (gain) on disposal of plant and equipment	(54)	(5)	100
Changes in operating assets and liabilities:			
Accounts receivable	2,346	(8,099)	(9,534)
Inventories	(16,996)	940	(23,824)
Prepaid expenses and other current assets	(1,769)	196	1,017
Other assets	45	(259)	334
Accounts payable	(4,969)	234	(1,577)
Accrued expenses and other liabilities	2,059	(3,185)	(6,406)
Pension liabilities	(473)	(912)	(398)
Net cash provided by operating activities	21,580	27,955	1,883
Cash flows from investing activities:			
Change in restricted cash	484	(451)	144
Purchases of investments	(1,487)	(4,012)	(239)
Purchases of plant and equipment	(8,775)	(7,236)	(9,478)
Proceeds from sale of investments	3,570	962	708
Proceeds from sale of fixed assets	334	—	—
Net cash used in investing activities	(5,874)	(10,737)	(8,865)
Cash flows from financing activities:			
Principal payments on capital lease obligations	(4,657)	(4,365)	(3,495)
Repayments of notes payable from bank	(278)	—	—
Repayment of loans	(1,897)	(1,141)	(1,025)
Tax benefit from employee equity incentive plans	1,132	241	554
Payment of dividend to stockholders	(3,161)	—	—
Purchases of treasury stock	(7,456)	(15,067)	(18,397)
Proceeds from employee equity plans	3,567	1,753	2,211
Proceeds from collection of notes from stockholders	—	—	59
Net cash used in financing activities	(12,750)	(18,579)	(20,093)
Effect of exchange rate fluctuations on cash and cash equivalents	(4,129)	3,948	2,910
Net increase (decrease) in cash and cash equivalents	(1,173)	2,587	(24,165)
Cash and cash equivalents at beginning of the year	56,614	54,027	78,192
Cash and cash equivalents at end of the year	$ 55,441	$ 56,614	$ 54,027
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for interest	$ 1,714	$ 1,454	$ 1,018
Cash paid during the period for income taxes	$ 4,120	$ 7,000	$ 8,786
Supplemental Disclosure of Noncash Investing and Financing Activities			
Fixed assets acquired under capital leases and loans	$ 2,543	$ 12,011	$ 7,666

The accompanying notes are an integral part of these consolidated financial statements.

1. Formation and Business of IXYS:

IXYS Corporation ("IXYS" or the "Company") designs, develops, manufactures and markets power semiconductors and digital and analog integrated circuits ("ICs"). Power semiconductors are used primarily in controlling energy in motor drives, power conversion including uninterruptible power supplies ("UPS") and switch mode power supplies ("SMPS"), and medical electronics. IXYS's power semiconductors convert electricity at relatively high voltage and current levels to create efficient power as required by a specific application. IXYS's target market includes segments of the power semiconductor market that require medium to high power semiconductors, with a particular emphasis on high power semiconductors. IXYS's power semiconductors include power metal oxide silicon field effect transistors ("Power MOSFETs"), insulated gate bipolar transistors ("IGBTs"), thyristors and rectifiers, including fast recovery epitaxial diodes ("FREDs"). IXYS's ICs include solid state relays ("SSRs") for telecommunications applications and power management and control ICs, such as current regulators, motion controllers, digital power modulators and drivers.

IXYS sells products in North America, Europe and Asia through an organization that includes direct sales personnel, independent representatives and distributors. The Company is headquartered in Northern California with principal operations in California, Massachusetts, Germany and the United Kingdom. Each site has manufacturing, research and development and sales and distribution activities. The Company also makes use of subcontract manufacturers for fabrication of wafers and for assembly and test operations.

2. Summary of Significant Accounting Policies:

Principles of Consolidation:

The consolidated financial statements include the accounts of IXYS and its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

Foreign Currency Translation:

The local currency is considered to be the functional currency of IXYS's wholly owned international subsidiaries: the Euro for IXYS Semiconductor GmbH ("IXYS GmbH") and the pound sterling for Westcode Semiconductors Limited ("Westcode"). Accordingly, assets and liabilities are translated at the exchange rate in effect at year-end and revenues and expenses are translated at average rates during the year. Adjustments resulting from the translation of the accounts of IXYS GmbH and Westcode into U.S. dollars are included in accumulated other comprehensive income, a separate component of stockholders' equity. The Company's Swiss subsidiary utilizes the US dollar as its functional currency. Foreign currency transaction gains and losses are included as a component of other income or expense.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from IXYS's estimates. Areas where management uses subjective judgments include, but are not limited to, revenue reserves, inventory valuation, impairment of goodwill and deferred income taxes.

Revenue Recognition:

IXYS complies with the guidance summarized in Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition."

Revenues are recognized upon shipment, provided that a signed purchase order has been received, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no remaining significant obligations. Reserves for sales returns and allowances, including allowances for so called "ship and debit" transactions, are recorded at the time of shipment, based on historical levels of returns and discounts, current economic trends and changes in customer demand. Transactions with sale terms of FOB shipping point are recognized when the products are shipped and transactions with sale terms of FOB destination are recognized upon arrival.

IXYS sells to distributors and original equipment manufacturers. Approximately 47% of the Company's revenues in fiscal 2009 were from distributors. IXYS provides certain of its distributors with the following programs: stock rotation and ship and debit. Ship and debit is a form of price protection. IXYS recognizes revenue from product sales upon shipment provided that it has received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements and there are no remaining significant obligations. Reserves for allowances are also recorded at the time of shipment. The management of IXYS must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Management analyzes historical returns and ship and debit transactions, current economic trends and changes in customer demand and acceptance of the Company's products when evaluating the adequacy of the sales returns and allowances. We have visibility into inventory held by our distributors to aid in our reserve analysis. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. Material differences may result in the amount and timing of the Company's revenue for any period if management made different judgments or utilized different estimates.


Annual Report

Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfer, typically upon shipment from IXYS, at which point we have a legally enforceable right to collection under normal payment terms. Under certain circumstances where the Company is not able to reasonably and reliably estimate the actual returns, revenues and costs relating to distributor sales are deferred until products are sold by the distributors to the distributor's end customers. Deferred amounts are presented net and included under "Accrued expenses and other liabilities."

Allowance for sales returns. IXYS maintains an allowance for sales returns for estimated product returns by its customers. The Company estimates its allowance for sales returns based on its historical return experience, current economic trends, changes in customer demand, known returns it has not received and other assumptions. If IXYS were to make different judgments or utilize different estimates, the amount and timing of its revenue could be materially different. Given that the Company's revenues consist of a high volume of relatively similar products, to date its actual returns and allowances have not fluctuated significantly from period to period, and its returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations.

Allowance for stock rotation. The Company also provides "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales. In the fiscal years ended March 31, 2009, 2008 and 2007, approximately $1.8 million, $1.0 million and $1.8 million, respectively, of products were returned to IXYS under the program. IXYS generally establishes the stock rotation on all sales to distributors except where the revenue recognition is deferred and recognized on the sale by the distributor of products to the end-customers. The allowance, which is management's best estimate of future returns, is based upon the historical experience of returns and inventory levels at the distributors. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. The Company has no obligation to accept this request. However, it is the Company's historical practice to allow some companies to obtain pricing adjustments for inventory held. IXYS's distributors had approximately $3.9 million in inventory of the Company's products on hand at March 31, 2009. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. At the time the Company records sales to the distributors, it provides an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends IXYS sees in its direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. The Company receives periodic statements regarding its products held by distributors. These procedures require the exercise of significant judgments. IXYS believes that they enable the Company to make reliable estimates of future credits under the ship and debit program. Actual results to date have approximated the estimates. At the time the distributor ships the part from stock, the distributor debits IXYS for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, estimates would be insufficient, which could significantly adversely affect results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to, and deductions from, the allowance for ship and debit during the three years ended March 31, 2009 (in thousands):

Balance March 31, 2006	$ 453
Additions	3,903
Deductions	(4,119)
Balance March 31, 2007	237
Additions	2,417
Deductions	(2,309)
Balance March 31, 2008	345
Additions	2,407
Deductions	(2,338)
Balance March 31, 2009	$ 414

IXYS states its revenues net of any taxes collected from customers that are required to be remitted to the various government agencies. The amount of taxes collected from customers and payable to government is included under accrued expenses and other liabilities. Shipping and handling costs are included in cost of sales.

Trade accounts receivable and allowance for doubtful accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is IXYS's best estimate of the amount of probable credit losses in the existing accounts receivable. IXYS determines the allowance based on the aging of its accounts receivable, the financial condition of its customers and their payment history, its historical write-off experience and other assumptions. The allowance for doubtful accounts is reviewed quarterly. Past due balances and other specified accounts as necessary are reviewed individually. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Actual write-offs may be in excess of the recorded allowance. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a selling, general and administrative expense in the statement of operations.

Cash and Cash Equivalents:

IXYS considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents include investments in commercial paper and money market accounts at banks.

Restricted Cash:

Cash and cash equivalents at March 31, 2009 and March 31, 2008 include restricted cash balances of $136,000 and $620,000, respectively. The restricted cash balances include amounts pledged as collateral on outstanding letters of credit and funds held in escrow.

Inventories:

Inventories, consisting primarily of wafers, bipolar devices, transistors, diodes and integrated circuits, are recorded at the lower of a currently adjusted standard cost, which approximates actual cost on a first-in-first-out basis, or market value. The Company's accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. As it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, inventory is therefore valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production processes. The Company follows SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 requires certain abnormal expenditures to be recognized as expenses in the current period versus being capitalized in inventory. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. IXYS reviews its standard costs on an as-needed basis, but in any event at least once a year, and updates them as appropriate to approximate actual costs.

The Company typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of its inventories is dependent on its estimate of future demand as it relates to historical sales. If the Company's projected demand is over-estimated, IXYS may be required to reduce the valuation of its inventories below cost. IXYS regularly reviews inventory quantities on hand and records an estimated provision for excess inventory based primarily on its historical sales and expectations for future use. However, for new products, the Company does not consider whether there is excess inventory until it develops sufficient sales history or experiences a significant change in expected product demand, based on backlog. Actual demand and market conditions may be different from those projected by IXYS's management. This could have a material effect on the Company's operating results and financial position. If IXYS were to make different judgments or utilize different estimates, the amount and timing of the write-down of inventories could be materially different.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once inventory is written down below cost, it is not written back up when it is subsequently sold or scrapped. IXYS does not physically segregate excess inventory and assign unique tracking numbers to it in the Company's accounting systems. Consequently, IXYS cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, IXYS is unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on its gross profit margin.

The following table provides information on the Company's excess and obsolete inventory reserve charged against inventory at cost (in thousands):

Balance at March 31, 2006	$19,377
Sale of excess inventory	(4,246)
Scrap of excess inventory	(3,273)
Balance of excess inventory	11,858
Additional provision for excess inventory	6,971
Balance at March 31, 2007	18,829
Sale of excess inventory	(1,831)
Scrap of excess inventory	(2,868)
Balance of excess inventory	14,130
Additional provision for excess inventory	5,120
Balance at March 31, 2008	19,250
Sale of excess inventory	(515)
Scrap of excess inventory	(2,021)
Balance of excess inventory	16,714
Additional provision for excess inventory	17,983
Balance at March 31, 2009	$34,697

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, the Company does not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 10,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because the products of the Company do not quickly become obsolete, IXYS expects to hold excess inventory for potential future sale for years. Consequently, IXYS has no set time line for the sale or scrapping of excess inventory.

In addition, the inventory of the Company is also being written down to lower of cost or market or net realizable value. IXYS reviews its inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that the selling price is lower than current cost, the inventory is marked down accordingly. At March 31, 2009 and 2008, the Company's lower of cost or market reserve was $583,000 and $1.0 million, respectively.

The Company periodically identifies any inventory that is no longer usable and writes it off against recorded reserves.

The Company has entered into purchase agreements for purchase of wafers and substrates over one to five years. Under these agreements, the supplier agrees to supply and the Company is obliged to purchase products corresponding to an agreed yearly purchase amount. The Company has recognized the liability for all products delivered as of March 31, 2009. The total amount committed under the agreements has been disclosed in Note 8, "Commitments and Contingencies."

Property, Plant and Equipment:

Property, plant and equipment, including equipment under capital leases, are stated at cost less accumulated depreciation. Equipment under capital lease is stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease. Depreciation is computed using the straight-line method over estimated useful lives of 2 to 14 years for equipment and 24 years to 50 years for property and plant. Upon disposal, the assets and related accumulated depreciation are removed from IXYS's accounts and the resulting gains or losses are reflected in the statements of operations. Repairs and maintenance costs are charged to expense. Depreciation of leasehold improvements is provided on the straight-line method over the shorter of the estimated useful life or the term of the lease.

As required by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), IXYS evaluates the recoverability of the carrying amount of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is assessed when the forecasted undiscounted cash flows derived for the operation, to which the assets relate are less than the carrying amount including associated intangible assets of the operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted expected cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which IXYS operates and the resulting assumptions used to estimate future cash flows impact the outcome of these impairment tests.

On June 10, 2005, IXYS Semiconductor GmbH, a German subsidiary of IXYS, borrowed €10.0 million, or about $12.2 million at the time, from IKB Deutsche Industriebank for a term of 15 years. This loan is partially collateralized by a security interest in the facility owned by IXYS in Lampertheim, Germany. See Note 7, "Borrowing Arrangements" for more details.

On August 2, 2007, IXYS Buckeye, LLC, a subsidiary of IXYS, acquired real property in Milpitas, California for $7.5 million. The Company moved its corporate office and a facility for operations to this location in January 2008. Additional costs of $101,000 incurred in connection with preparing the building for occupancy were capitalized. The building is being depreciated over its estimated useful life of 40 years. The property was acquired by assumption of a loan in the principal amount of $7.5 million. For further details regarding the loan, see Note 7, "Borrowing Arrangements" for more details.

Treasury Stock:

The Company accounts for treasury stock using the cost method.

Other Assets:

Other assets include marketable equity securities classified as available-for-sale and long term equity investments accounted under the equity method. Investments designated as available-for-sale are reported at fair value with the unrealized gains and losses, net of tax, recorded in other comprehensive income (loss). The aggregate fair value of available-for-sale investments at March 31, 2009 and March 31, 2008 was $525,000 and $3.2 million, respectively. Realized gains and losses (calculated as proceeds less specifically identified costs) and declines in value of these investments judged by management to be other than temporary, if any, are included in other (expense) income. The Company has a 45% equity interest in Powersem GmbH ("Powersem"), a semiconductor manufacturer based in Germany, and 20% equity interest in EB Tech Ltd ("EB Tech"), a radiation services provider based in South Korea. These investments are accounted for using the equity method. The Company recognized income of $241,000 and $75,000 during fiscal 2009 on each of these investments, respectively. The Company recognized income of $507,000 and loss of $176,000 during fiscal 2008 on each of these investments, respectively. In fiscal 2007, the Company recognized income of $433,000 on investment in Powersem. See Note 6, "Balance Sheet Details" and Note 12, "Related Party Transactions" for further information.

An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. No impairment loss was recognized in the periods.

Goodwill and Intangible Assets:

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. IXYS values goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The costs of acquired intangible assets are recorded at fair value at acquisition. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, normally three to six years, and evaluated for impairment in accordance with SFAS No. 144.

Goodwill and intangible assets with indefinite lives are carried at fair value and reviewed at least annually for impairment charge during the quarter ending March 31, as of December 31, or more frequently if events and circumstances indicate that the asset might be impaired, in accordance with SFAS No. 142. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of the reporting unit. There are two steps in the determination. The first step compares the carrying amount of the net assets to the fair value of the reporting unit. The second step, if necessary, recognizes an impairment loss to the extent the carrying amount of the reporting unit's net assets exceed the fair value of the reporting unit. See Note 11, "Goodwill" for further discussion of impairment analysis of goodwill and related charges recorded in fiscal 2009.

Derivative financial instruments:

Although the majority of IXYS's transactions are in U.S. dollars, IXYS enters into foreign exchange forward and option contracts to manage foreign currency exchange risk associated with its operations. From time to time, IXYS purchases short-term, foreign exchange forward and option contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities and commitments for operating expenses denominated in foreign currencies. The purpose of entering into these hedge transactions is to minimize the impact of foreign currency fluctuations on the results of operations. The contracts generally have maturity dates that do not exceed six months. IXYS has entered into an interest rate swap to manage its variable interest rate exposure on the borrowing from IKB Deutsche Industriebank.

IXYS does not purchase derivative contracts for trading purposes. The Company elected not to designate these contracts as accounting hedges and any changes in fair value are marked to market and recorded in the results of operations in other income. IXYS did not have any open foreign exchange forward and option contracts at March 31, 2009. See Note 5, "Fair Value" and Note 7, "Borrowing Arrangements" for further information on the borrowing from IKB Deutsche Industriebank.

Defined Benefit Plans:

IXYS maintains pension plans covering certain of its employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increases for plan employees. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of the Company's pension plans. Effective at the end of fiscal 2007, IXYS adopted the provisions of SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Retirement Plans" ("SFAS No. 158"). SFAS No. 158 required IXYS to recognize the funded status of its defined benefit pension and post-retirement benefit plans in its Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adoption of SFAS No. 158 did not have any impact on the consolidated financial statements. See Note 14, "Pension Plans" for the effects of the adoption of SFAS No. 158.

Fair Value of Financial Instruments:

Beginning in the first quarter of fiscal 2009, the assessment of fair value for the Company's financial instruments was based on the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157").

SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. See Note 5, "Fair Value" for the disclosures on fair value on the adoption of SFAS No. 157.

Carrying amounts of certain of IXYS's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to IXYS for loans with similar terms, the carrying value of notes payable to banks and loans payable approximate fair value.

Advertising:

IXYS expenses advertising as the costs are incurred. Advertising expense for the years ended March 31, 2009, 2008 and 2007 was $488,000, $518,000 and $628,000, respectively. Advertising expense is included in selling, general and administrative expense.

Research and Development:

Research and development costs are charged to operations as incurred.

Income Taxes:

IXYS's provision for income taxes is comprised of its current tax liability and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, IXYS considers estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which it operates. If IXYS determines that it is more probable that it will not realize all or a portion of its remaining deferred tax assets, it will increase its valuation allowance with a charge to income tax expense. Conversely, if IXYS determines that it is likely that it will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released as either a credit to goodwill, non-current intangible assets or income tax expense. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or IXYS adjusts these estimates in future periods, IXYS may need to establish or increase an additional valuation allowance that could materially impact its financial position and results of operations. IXYS's ability to utilize its deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis.

IXYS adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), and related guidance as of April 1, 2007. See Note 15, "Income Taxes" for further discussion.

Other Income and Expense:

Other income and expense primarily consists of gains and losses on foreign currency transactions and interest income and expense, together with the Company's share of income from investments accounted for on the equity method.

Indemnification:

Product guarantees and warranties have not historically proved to be material. On occasion, the Company provides limited indemnification to customers against intellectual property infringement claims related to the Company's products. To date, the Company has not experienced significant activity or claims related to such indemnifications. The Company also provides in the normal course of business indemnification to its officers, directors and selected parties. The Company is unable to estimate any potential future liability, if any. Therefore, no liability for these indemnification agreements has been recorded as of March 31, 2009 and 2008.

Legal Contingencies:

IXYS is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies" ("SFAS No. 5"), requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. IXYS evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact the Company's financial position, results of operations or cash flows.

Net Income (Loss) per Share:

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of options into common stock. The calculation of dilutive net income (loss) per share excludes potential shares if their effect is anti-dilutive; that is, when the exercise price of the option exceeds the market price. Potential shares consist of incremental common shares issuable upon the exercise of stock options.

Accumulated Other Comprehensive Income:

Accumulated other comprehensive income or loss represents foreign currency translation adjustments, unrealized gain or loss on equity investments classified as "available-for-sale" and minimum pension liability, net of tax. See Note 9, "Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Income."

Concentration and Business Risks:

Dependence on Third Parties for Wafer Fabrication and Assembly:

Measured in dollars, IXYS manufactures approximately 66.0% of its wafers, an integral component of its products, in its facilities in Germany, the UK, Massachusetts and California. IXYS relies on third party suppliers to provide the remaining 34.0%. The principal external foundry is Samsung Electronics' facility in Kiheung, South Korea. There can be no assurance that material disruptions in supply will not occur in the future. In such event, IXYS may have to identify and secure additional foundry capacity and may be unable to identify or secure sufficient foundry capacity to meet demand. Even if such capacity is available from another manufacturer, the qualification process could take six months or longer. If IXYS were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce semiconductor devices with acceptable manufacturing yields and at acceptable prices, IXYS's business, financial condition and results of operations would be materially and adversely affected.

Dependence on Suppliers:

IXYS purchases silicon substrates from a limited number of vendors, most of whom IXYS does not have long term supply agreements with. Any of these suppliers could terminate their relationship with IXYS at any time. IXYS's reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon substrates and reduced control over the price, timely delivery, reliability and quality of the silicon substrates. There can be no assurance that problems will not occur in the future with suppliers.

Employees Covered by Collective Bargaining Arrangements:

Approximately 140 and 299 IXYS employees in the United Kingdom and Germany, respectively, have their annual pay increases negotiated by a labor union.

Concentration of Credit Risk:

Financial instruments that potentially subject IXYS to credit risk comprise principally cash and cash equivalents and trade accounts receivable. IXYS invests its excess cash in accordance with its investment policy that has been approved by the Board of Directors and is reviewed periodically by management to minimize credit risk. Regarding cash and cash equivalents, the policy authorizes the investment of excess cash in deposit accounts, time deposits, certificates of deposit, bankers' acceptances, commercial paper rated AA or better and other money market accounts and instruments of similar liquidity and credit quality.



IXYS invests its excess cash primarily in foreign and domestic banks in short-term time deposit and money market accounts. Maturities are generally three months or less. Additionally, IXYS invests in commercial paper with financial institutions that management believes to be creditworthy. These securities mature within ninety days or less and bear minimal credit risk. IXYS has not experienced any losses on such investments.

IXYS sells its products primarily to distributors and original equipment manufacturers. IXYS performs ongoing credit evaluations of its customers and generally does not require collateral. An allowance for potential credit losses is maintained by IXYS. See Note 16, "Segment and Geographic Information" for a discussion of revenues by geography.

In the years ended March 31, 2009, 2008 and 2007, no single end-user customer accounted for more than 10% of net revenues. At March 31, 2009 and 2008, one customer accounted for 16.8% and 11.8% of accounts receivable, respectively. IXYS believes that the receivable balance from the largest customer does not represent a significant credit risk based on financial analysis and past collection experience.

IXYS continually monitors the credit risk in its portfolio and mitigates its credit risk exposures in accordance with the policies approved by its Board of Directors.

Stock-Based Compensation Plans:

The Company has employee equity incentive plans, which are described more fully in Note 3, "Employee Equity Incentive Plans." Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share based payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award and shares expected to vest.

Under the modified prospective method of adoption for SFAS No. 123(R), the compensation cost recognized by the Company beginning in fiscal 2007 includes compensation cost for all equity incentive awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all equity incentive awards granted subsequent to April 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award.

The fair value of issuances under the Company's Employee Stock Purchase Plan is estimated on the issuance date by applying the principles of FASB Technical Bulletin 97-1 ("FTB 97-1"), "Accounting under Statement 123 for Certain Employee Stock Purchase Plan with a Look Back Option," and using the Black-Scholes options pricing model.

Accounting Changes:

Effective April 1, 2008, the Company adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP 157-1"). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope and was effective upon initial adoption of SFAS No. 157. The adoption of SFAS No. 157 and FSP 157-1 did not have a material impact on the Company's consolidated financial statements, results of operations or cash flows. See Note 5, "Fair Value" for information and related disclosures regarding our fair value measurements.

In October 2008, the FASB issued FSP SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active" ("FSP 157-3") to clarify the application of the provisions of SFAS No. 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 was effective immediately and applied to the Company's September 30, 2008 financial statements. The application of the provisions of FSP 157-3 did not materially affect the Company's consolidated financial statements, results of operations or cash flows.

As of April 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings for items measured using the fair value option. The Company does not have any instruments that are eligible for the election of the fair value option. Therefore, the adoption of SFAS No. 159 in the first quarter of fiscal 2009 did not impact the Company's consolidated financial statements, results of operations or cash flows.

As of January 1, 2009, the Company adopted SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS No. 161"). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows; relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-related contingent features for derivatives. SFAS No. 161 does not change the accounting treatment for derivative instruments. The adoption of SFAS No. 161 did not have a significant impact on our consolidated financial statements, results of operations or cash flow.

Recent Accounting Developments:

In February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"). FASB FSP 157-2 delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2010. The adoption of FSP 157-2 for nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis is not expected to have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). These standards aim to improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of SFAS No. 141(R) and SFAS No. 160 are effective for the fiscal year beginning April 1, 2009. The Company is currently evaluating the provisions of SFAS No. 160. The impact of the provisions of SFAS No. 141(R) depends upon the nature and extent of future acquisitions.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). FSP 132(R)-1 amends FASB Statement No. 132(R) to require more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. FSP 132 (R)-1 does not change the accounting treatment for postretirement benefits plans. FSP 132(R)-1 is effective for the fiscal year beginning April 1, 2009. The Company is currently evaluating the provisions of FSP 132(R)-1.

In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP 157-4"). FSP 157-4 provides additional guidance on determining the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased, and on identifying circumstances in which a transaction is not orderly. FSP 157-4 is effective beginning in the first quarter of fiscal year 2010. The Company is currently evaluating the provisions of FSP 157-4.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairment" ("FSP115-2/124-2"). FSP 115-2/124-2 amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. FSP 115-2/124-2 also clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. FSP 115-2/124-2 is effective beginning in the second quarter of fiscal year 2010. The Company is currently evaluating the provisions of FSP 115-2/124-2.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, "Interim Disclosure about Fair Value of Financial Instruments" ("FSP 107-1/APB28-1"). FSP 107-1/APB 28-1 amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, "Interim Financial Reporting," to require those disclosures in summarized financial information at interim reporting periods. FSP 107-1/APB 28-1 is effective beginning in the second quarter of fiscal year 2010. The Company is currently evaluating the provisions of FSP 107-1/APB 28-1.

3. Employee Equity Incentive Plans:

Stock Purchase and Stock Option Plans:

Stock Options

Stock options may be granted under the 1999 Equity Incentive Plan and the 1999 Non-Employee Directors' Equity Incentive Plan (the "1999 Plans") for not less than 85% of fair market value at the time of grant. The options, once granted, expire ten years from the date of grant. Options granted to employees under the 1999 Equity Incentive Plan typically vest over four years. The initial option grants under the 1999 Non-Employee Directors' Equity Incentive Plan typically vest over four years and subsequent annual grants vest over one year. The Board of Directors has the full power to determine the provisions of each option issued under the Plans. No options have been granted below fair market value. During fiscal 2007, the Company also began to grant options that contain net exercise provisions. These options generally vest over a period of four years. In a net exercise option, the number of shares obtained by exercising the stock option is net of the number of shares subject to the option that the Company cancels to cover the aggregate exercise price.

Since inception, the cumulative amount authorized for the 1999 Equity Incentive Plan was approximately 12.6 million shares. The 1999 Equity Incentive Plan has an evergreen feature that adds up to 1,000,000 shares to the total shares authorized each year at the discretion of the board. The 1999 Non-Employee Directors' Equity Incentive Plan had a total of 500,000 shares authorized at its inception date. The 1999 Plans expired in May 2009. On June 5, 2009, the Board of Directors (the "Board") of IXYS approved the adoption of the 2009 Equity Incentive Plan (the "2009 Plan"), under which 900,000 shares of the common stock of IXYS will be reserved for the grant of stock options. Unless and until stockholder approval occurs, no rights will be granted under this plan.

Employee Stock Purchase Plan ("ESPP")

In May 1999, IXYS approved the 1999 Employee Stock Purchase Plan ("Purchase Plan") and reserved 500,000 shares of common stock for issuance under the Purchase Plan. Under the Purchase Plan, all eligible employees may purchase the Company's common stock at a price equal to 85% of the lower of the fair market value at the beginning of the offer period or the semi-annual purchase date. Stock purchases are limited to 15% of an employee's eligible compensation. On July 31, 2007, the Board of Directors of the Company amended the Purchase Plan and reserved an additional 350,000 shares of common stock for issuance under the Purchase Plan. During the year ended March 31, 2009, there were 94,244 shares purchased under the Purchase Plan, leaving approximately 235,000 shares available for purchase under the plan in the future.

Restricted Stock Units

On May 12, 2006, the Board of Directors of the Company amended the Company's 1999 Equity Incentive Plan to provide for the grant of Restricted Stock Unit Awards ("RSUs"). Pursuant to a RSU award, the Company will, in the future, deliver shares of the Company's common stock if certain requirements, including continued performance of services, are met. RSUs granted to employees typically vest over four years. When vested, each RSU will entitle the holder of the RSU award to one share of the Company's common stock.

Stock Bonuses

Under the 1999 Plans, IXYS may also award shares of common stock as stock bonuses.

Fair Value of Stock Compensation

Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123(R). SFAS No. 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award.

Under the modified prospective method of adoption for SFAS No. 123(R), the compensation cost recognized by the Company beginning in fiscal 2007 includes compensation cost for all equity incentive awards granted prior to, but not yet vested as of, April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all equity incentive awards granted on or after April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award. During fiscal 2006, IXYS accelerated the vesting of the right to purchase 920,250 shares of its common stock pursuant to previously granted stock options. The accelerated options had a weighted average exercise price of $12.99 per share and the exercise prices were excess of the closing price on the date of the acceleration. The vesting was accelerated to avoid future accounting charges under SFAS No. 123(R).

The fair value of issuances under the Company's Employee Stock Purchase Plan is estimated on the issuance date by applying the principles of FASB Technical Bulletin 97-1 ("FTB 97-1"), "Accounting under Statement 123 for Certain Employee Stock Purchase Plan with a Look Back Option," and using the Black-Scholes options pricing model, consistent with the requirements of SFAS No. 123(R). Share-based compensation recognized in the fiscal years ended March 31, 2009 and 2008 as a result of the adoption of SFAS No. 123(R) as well as pro forma disclosures according to the original provisions of SFAS No. 123 for periods prior to the adoption of SFAS No. 123(R) use the Black-Scholes option pricing model for estimating fair value of options granted under the Plans and rights to acquire stock under the Employee Stock Purchase Plan.

The following table summarizes the effects of share-based compensation recognized on the Company's consolidated statement of operations resulting from the application of SFAS No. 123(R) to options granted under the Company's equity incentive plans and rights to acquire stock granted under the Company's Employee Stock Purchase Plan (in thousands except per share amounts):

Income Statement Classifications

	Year Ended March 31,		
	2009	2008	2007
Selling, general and administrative expenses	$ 2,816	$2,164	$2,009
Share-based compensation effect on income before taxes	2,816	2,164	2,009
Benefit from income taxes	971	639	312
Net share-based compensation effects on net income (loss)	$ 1,845	$1,525	$1,697
Share-based compensation effect on net income (loss) per share — basic	$ 0.06	$ 0.05	$ 0.05
Share-based compensation effect on net income (loss) per share — diluted	$ 0.06	$ 0.05	$ 0.05
Share-based compensation effect on cash flow from operating activites	$(1,132)	$ (241)	$ (554)
Share-based compensation effect on cash flow from financing activities	$ 1,132	$ 241	$ 554

As of March 31, 2009, there were $7.7 million of total unrecognized compensation costs related to stock options granted under the 1999 Plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 3.1 years. Total tax benefit realized during the year ended March 31, 2009 on stock options was $1.1 million.

The weighted average estimated values of employee stock option grants and rights granted under the Employee Stock Purchase Plan, as well as the weighted average assumptions that were used in calculating such values during fiscal 2009, 2008 and 2007, were based on estimates at the date of grant as follows:

	Stock Options			Employee Stock Purchase Plan		
	Year Ended March 31,			Year Ended March 31,		
	2009	2008	2007	2009	2008	2007
Weighted average estimated per share fair value of grant	$3.39	$4.11	$4.21	$4.21	$2.89	$4.11
Risk-free interest rate	2.4%	4.6%	4.9%	2.6%	4.8%	4.5%
Expected term (in years)	4.6	4.3	3.7	0.5	0.5	0.5
Volatility	50.5%	48.7%	54.0%	77.8%	44.3%	53.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The Company estimates the expected term of options granted based on the historical average period over which the options are exercised by employees. The Company estimates the volatility of its common stock on historical volatility measures. The Company bases the risk-free interest rate that it uses in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. The Company does not anticipate paying any additional cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option valuation model. The Company is required to estimate forfeitures at the time of grants and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

The Company recognizes the estimated compensation cost of restricted stock over the vesting term. The estimated compensation cost is based on the fair value of IXYS's common stock on the date of grant.

The Company recognizes the compensation cost relating to stock bonuses on the date of grant based on the fair value of IXYS's common stock on the date of grant, as such stock bonuses are vested immediately. The Company did not grant any bonus shares during fiscal 2009.

Stock compensation activity under the Company's equity incentive plans for fiscal 2009, 2008 and 2007 is summarized below:

	Shares Available for Grant	Options Outstanding		Weighted Average Exercise Price per Share(3)
		Number of Shares	Intrinsic Value(1)(2) (000)	
Balances, March 31, 2006	4,136,916	4,844,492		$ 8.09
New shares authorized	1,000,000	—		
Options granted	(30,000)	30,000		$ 9.36
Options exercised	—	(250,976)	$ 925	$ 6.19
Stock grants	(10,000)	—		
Options cancelled	48,850	(48,850)		$ 7.65
Options expired	20,857	(118,641)		$ 5.62
Balances, March 31, 2007	5,166,623	4,456,025	$14,528	$ 8.27
New shares authorized	1,000,000	—		
Options granted	(815,200)	815,200		$ 9.32
Options exercised	—	(238,679)	$ 941	$ 4.53
Stock grants	—	—		
Options cancelled	73,291	(73,291)		$ 9.69
Options expired	122,225	(130,438)		$14.00
Balances, March 31, 2008	5,546,939	4,828,817	$ 4,779	$ 8.46
New shares authorized	1,000,000	—		
Options granted	(1,920,500)	1,920,500		$ 7.84
Options exercised	—	(548,294)	$ 3,270	$ 5.11
Stock grants	—	—		
Options cancelled	—	—		
Options expired	137,454	(137,454)		$14.81
Balances, March 31, 2009	4,763,893	6,063,569	$ 7,834	$ 8.42
Restricted Stock Units				
Balances, March 31, 2007	(153,500)	139,352		$ 9.54
Granted	—	—		
Vested	—	(40,268)	$ 401	$ 9.46
Forfeited	1,734	(1,734)		$ 9.35
Balances, March 31, 2008	(151,766)	97,350		$ 9.58
Granted	—	—		
Vested	—	(32,450)	$ 285	$ 9.58
Forfeited	—	—		
Balances, March 31, 2009	(151,766)	64,900		$ 9.58
Balances, March 31, 2009(4)	4,612,127	6,128,469		

(1) For RSUs, represents value of IXYS stock on the date the restricted stock unit vests.

(2) Except for options exercised, these amounts represent the difference between the exercise price and $8.06 per share, the closing price of IXYS stock on March 31, 2009 as reported on the NASDAQ Stock Market, for all in-the-money, outstanding and exercisable options.

(3) For restricted stock units, represents the weighted average fair value per share on the date of grant.

(4) The 1999 Plans expired in May 2009. On June 5, 2009, the Board of Directors of IXYS approved the adoption of the 2009 Plan, under which 900,000 shares of the common stock of IXYS will be reserved for the grant of stock options. The 2009 Plan is subject to stockholder approval. Therefore, as of the date of filing this annual report on Form-10K, there were no shares available for grant.

The recourse promissory note issued in 2001 by a director in connection with his purchase of 8,250 shares of common stock was paid in full during fiscal 2007.

The following table summarizes information about stock options outstanding at March 31, 2009:

	Options Outstanding			Options Exercisable	
Exercise Price per share	Number of Shares Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price per Share	Number of Shares Exercisable	Weighted Average Exercise Price per Share
$ 0.00 - 2.50	542,500	0.6	$ 2.31	542,500	$ 2.31
$ 2.51 - 5.00	427,152	1.5	$ 3.89	427,152	$ 3.89
$ 5.01 - 7.75	2,084,574	7.7	$ 6.69	629,074	$ 6.91
$ 7.76 - 10.00	1,220,948	6.2	$ 8.76	808,698	$ 8.61
$10.01 - 12.50	958,960	7.2	$10.84	568,410	$10.78
$12.51 - 99.99	829,435	5.8	$15.81	659,435	$16.63
	6,063,569	6.0	$ 8.42	3,635,269	$ 8.61

Of the 6,063,569 options outstanding, 3,635,269 were exercisable on March 31, 2009 at a weighted average exercise price of $8.61 per share, with an intrinsic value of $7.8 million. The weighted average remaining contractual life of options outstanding and options exercisable at March 31, 2009 is 6.0 years and 3.8 years, respectively. Fair value of options that vested during the year ended March 31, 2009 was $1.5 million.

4. Computation of Net Income (Loss) per Share:

Basic and diluted earnings (loss) per share are calculated as follows (in thousands, except per share amounts):

	Year Ended March 31,		
	2009	2008	2007
Basic:			
Weighted-average shares	31,087	31,906	33,505
Net income (loss)	$(3,349)	$23,289	$30,219
Net income (loss) per share	$ (0.11)	$ 0.73	$ 0.90
Diluted:			
Weighted-average shares	31,087	31,906	33,505
Common equivalent shares from stock options	—	1,125	1,279
Weighted-average shares used in diluted per share calculation	31,087	33,031	34,784
Net income (loss)	$(3,349)	$23,289	$30,219
Net income (loss) per share	$ (0.11)	$ 0.71	$ 0.87

The Company incurred a net loss for fiscal 2009. Outstanding options and restricted stock units to purchase 6,128,469 shares were not included in the net loss per share calculation as their inclusion would have been anti-dilutive. In fiscal 2008, there were outstanding options to purchase 2,455,316 shares at a weighted average exercise price of $11.85 per share that were not included in the computation of dilutive net income per share since the exercise prices of the options exceeded the market price of the common stock. These options could dilute earnings per share in future periods. In fiscal 2007, there were outstanding options to purchase 1,374,574 shares at weighted average exercise prices per share of $14.44 that were not included in the computation of net income (loss) per share because their effect was anti-dilutive.

5. Fair Value:

The Company adopted SFAS No. 157 as of April 1, 2008. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company considers its principal or most advantageous market and the assumptions that market participants would use when pricing, such as inherent risk, restrictions on sale and risk of nonperformance. SFAS No. 157 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with SFAS No. 157, fair value measurements are classified under the following hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 — Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of March 31, 2009 (in thousands):

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Marketable equity securities(1)	$ 525	$525	$ —	$—
Derivative contracts(2)	(124)	—	(124)	—
Total assets measured at fair value	$ 401	$525	$(124)	$—

(1) Included in other assets on the Company's condensed consolidated balance sheets.

(2) Included in prepaid expenses and other current assets on the Company's condensed consolidated balance sheets.

The Company measures its marketable securities and derivative contracts at fair value. Marketable securities are valued using the quoted market prices and are therefore classified as level 1 estimates.

The Company uses derivative instruments to manage exposures to changes in foreign currency exchange rates and interest rates. In accordance with SFAS No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS No. 133"), the fair values of these instruments are recorded on the balance sheet. The Company has elected not to designate these instruments as accounting hedges. The changes in the fair value of these instruments are recorded in current period's income statement and are included in Other income (expense), net. All of the Company's derivative instruments are traded on over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value using prices obtained from the counterparties with whom the Company has traded. The counterparties price the derivatives based on models that use primarily market observable inputs, such as yield curves and option volatilities. Accordingly, the Company classifies these derivatives as Level 2. See Note 7, "Borrowing Arrangements" for further information regarding the terms of the derivative contract.

Other financial instruments not recorded at fair value on the balance sheet include cash and cash equivalents and accounts receivable. Long term loans, which primarily consist of notes from banks, approximate fair value as the interest rates either adjust according to the market rates or the interest rates approximate the market rates at March 31, 2009.

6. Balance Sheet Details:

Allowances Movement:

	Balance at Beginning of Year	Additions	Deductions	Translation Adjustments	Balance at End of Year
			(In thousands)		
Allowances for accounts receivable and for doubtful accounts					
Year ended March 31, 2009	$1,712	$ 5,951	$ (5,656)	$(108)	$1,899
Year ended March 31, 2008	$2,847	$ 3,201	$ (4,452)	$ 116	$1,712
Year ended March 31, 2007	$2,609	$11,745	$(11,577)	$ 70	$2,847

Inventories:

Inventories consist of the following (in thousands):

	March 31, 2009	March 31, 2008
Raw materials	$14,431	$23,108
Work in process	39,916	40,828
Finished goods	21,254	22,580
	$75,601	$86,516

Property, Plant and Equipment:

Property, plant and equipment consists of the following (in thousands):

	March 31, 2009	March 31, 2008
Property and plant (useful life of 24 to 50 years)	$ 32,192	$ 31,269
Equipment owned (useful life of 2 to 14 years)	73,599	76,889
Equipment capital leases (useful life of 3 to 5 years)	32,103	35,207
Leasehold improvements (useful life of up to 8 years)	923	1,258
	138,817	144,623
Accumulated depreciation — plant, equipment owned, and leasehold improvements	(62,590)	(62,770)
Accumulated amortization — equipment capital leases	(23,315)	(23,820)
	$ 52,912	$ 58,033

Depreciation expense for fiscal years ended March 31, 2009, 2008 and 2007 amounted to $12.7 million, $12.5 million and $10.0 million, respectively.

Other Assets:

Other assets consist of the following (in thousands):

	March 31, 2009	March 31, 2008
"Available-for-sale" investment securities	$ 525	$3,161
Long term equity investment	4,183	4,298
Intangible assets, net of accumulated amortization of $253,000 in 2009 and $256,000 in 2008	256	466
Other	1,764	668
	$6,728	$8,593

Available-for-sale investment securities have been stated at their fair value as of March 31, 2009 and include an unrealized loss, net of taxes, of $4,000 at March 31, 2009, and unrealized gain, net of taxes, of $358,000 at March 31, 2008.

Available-for-sale investments as of March 31, 2009 and March 31, 2008 were as follows (in thousands):

	FY 2009				FY 2008			
	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Marketable Equity Securities	$531	$78	$(84)	$525	$2,620	$580	$(39)	$3,161

The available-for-sale investments that were in a continuous unrealized loss position as of March 31, 2009 and March 31, 2008, aggregated by length of time that individual securities have been in a continuous loss position, were as follows (in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
Period	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
March 31, 2009	$18	$86	$66	$12	$84	$98
March 31, 2008	$20	$20	$19	$19	$39	$39

As of March 31, 2009, gross unrealized losses on the Company's available-for-sale portfolio was immaterial to the Consolidated Balance Sheets at March 31, 2009 and March 31, 2008. Based on evaluation of available evidence as of March 31, 2009, the Company believes that unrealized losses on marketable equity securities are temporary and do not represent a need for an other-than-temporary impairment.

During fiscal 2009, the Company recognized a gain of $346,000 on the sale of available-for-sale investment securities. In respect to those securities, the Company had an unrealized gain of $580,000, which was included in accumulated other comprehensive income as of March 31, 2008.

The Company's long term equity investments represent investment accounted for under the equity method of accounting. See Note 2, "Summary of Significant Accounting Policies" and Note 12, "Related Party Transactions" for further information on these investments.

The Company acquired certain intangible assets aggregating to $1.6 million in a business combination completed during the quarter ended September 30, 2008. These intangible assets were amortized over 6 months and, as a result, were fully amortized as of March 31, 2009. Refer to Note 10, "Business Combination" for more details on the acquisition and Note 11, "Goodwill" for impairment test details.

Amortization of intangible assets was approximately $1.8 million and $235,000 in fiscal 2009 and 2008, respectively. The amortization of intangible assets is expected to be $150,000, $71,000, $9,000, $6,000, $6,000 and $14,000 in fiscal 2010, 2011, 2012, 2013, 2014 and thereafter, respectively.

Accrued Expenses and Other Liabilities:

Accrued expenses and other liabilities consist of the following (in thousands):

	March 31,	
	2009	2008
Uninvoiced goods and services	$ 5,755	$ 6,306
Compensation and benefits	5,916	7,428
Income taxes	1,232	—
Commission, royalties, deferred revenue and other	2,439	4,222
	$15,342	$17,956



7. Borrowing Arrangements:

IKB Deutsche Industriebank

On June 10, 2005, IXYS Semiconductor GmbH, a German subsidiary of IXYS, borrowed €10.0 million, or about $12.2 million at the time, from IKB Deutsche Industriebank for a term of 15 years.

The interest rate on the loan is determined by adding the then effective three month Euribor rate and a margin. The margin can range from 70 basis points to 125 basis points, depending on the calculation of a ratio of indebtedness to cash flow for the German subsidiary. Additionally, the Company has entered into an interest rate swap to economically hedge the interest rate risk. The swap agreement expires on June 30, 2010 and is not designated as a hedge under SFAS No. 133. Under the swap arrangement, during the first five years of the loan, if the Euribor rate exceeds 3.75%, then the Euribor rate for the purposes of the loan shall be 4.1%, and, if the Euribor rate falls below 2%, then the Euribor rate for the purposes of the loan shall be 3%. The effective interest rate at March 31, 2009 was 3.7%. See Note 5, "Fair value" for further information regarding the derivative contract.

Each fiscal quarter beginning with the quarter ended September 2005, a principal payment of €167,000, or about $221,000, and a payment of accrued interest will be required.

Financial covenants for a ratio of indebtedness to cash flow, a ratio of equity to total assets and a minimum stockholders' equity for the German subsidiary must be satisfied for the loan to remain in good standing. The loan may be prepaid in whole or in part at the end of a fiscal quarter without penalty. At March 31, 2009, the Company had complied with the financial covenants. The loan is partially collateralized by a security interest in the facility owned by IXYS in Lampertheim, Germany.

LaSalle Bank National Association

On August 2, 2007, IXYS Buckeye, LLC, a subsidiary of IXYS, entered into an Assumption Agreement with LaSalle Bank National Association, trustee for Morgan Stanley Dean Witter Capital I Inc., for the assumption of a loan of $7.5 million in connection with the purchase of property in Milpitas, California. For further details regarding the acquisition of property, see Note 2, "Summary of Significant Accounting Policies." The loan carries a fixed annual interest rate of 7.455%. Monthly payments of principal and interest of $56,000 are due under the loan. In addition, monthly impound payments aggregating $17,000 are to be made for items such as real property taxes, insurance and capital expenditures. The loan is due and payable on February 1, 2011. At maturity, the remaining balance on the loan will be approximately $7.1 million. The loan is secured by a guarantee from IXYS and collateralized by a security interest in the property acquired. Aggregate loan costs of $93,000 incurred in connection with the loan are amortized over the loan period and the unamortized balance is shown net of the loan liability.

Note Issued on Acquisition

On September 10, 2008, the Company issued a note with a face value of $2.0 million in connection with the purchase of real property and the acquisition of the shares of Reaction Technology Incorporated ("RTI"). The note is repayable in 60 equal monthly installments of $38,666, which includes interest at an annual rate of 6.0%. The note is collateralized by a security interest in the property acquired and the current assets of RTI. Refer to Note 10, "Business Combinations" for more details regarding the acquisition.

Aggregate debt maturities at March 31, 2009 were (in thousands):.

Fiscal Year Payable	Amount
2010	$ 1,455
2011	8,610
2012	1,497
2013	1,108
2014	881
Thereafter	5,503
Total	19,054
Less: Current portion	1,455
Long term portion	$17,599

8. Commitments and Contingencies:

Commitments:

IXYS leases certain equipment under capital lease arrangements expiring through fiscal 2013 at interest rates of 5.29% to 6.65%.

IXYS rents certain of its facilities under operating leases expiring through fiscal 2022.

Future minimum lease payments under capital, operating leases and commitments for inventory purchase are (in thousands):

Fiscal Year Ending March 31,	Capital Leases	Operating Leases	Inventory Purchase Obligations	Total
2010	$4,117	$1,437	$12,803	$18,357
2011	2,925	1,057	3,207	7,189
2012	1,295	804	3,038	5,137
2013	429	557	3,038	4,024
2014	—	511	—	511
Thereafter	—	4,078	—	4,078
Total minimum payments	8,766	$8,444	$22,086	$39,296
Less: interest	609			
	8,157			
Less: current portion	3,739			
	$4,418			

Rent expense for fiscal years ended March 31, 2009, 2008 and 2007 amounted to $1.2 million, $1.6 million and $1.3 million, respectively.

As of March 31, 2009 and 2008, IXYS had cash deposits with financial institutions of $136,000 and $620,000, respectively, which were restricted as to use and represent compensating balances for current or future discounted acceptances and letters of credit. These balances are restricted for less than one year and are included in restricted cash on the Company's balance sheets.

At March 31, 2009, the Company had cancelled its line of credit and letter of credit facilities as these were not required. At March 31, 2009 there were no open letters of credit. At March 31, 2008, IXYS Corporation guaranteed, for certain events of default, a $5.0 million line of credit issued by a German bank to IXYS Semiconductor GmbH to support a letter of credit facility. There were approximately $1.4 million of open letters of credit to support inventory purchases. Westcode had a Letter of Credit facility from a British bank. There were approximately £315,000, or $628,000, of open letters of credit to support inventory purchases. The bank also issued a guarantee on behalf of the subsidiary for £121,000, or $241,000, in connection with a product supply contract.

On occasion, the Company provides limited indemnification to customers against intellectual property infringement claims related to the Company's products. To date, the Company has not experienced significant activity or claims related to such indemnifications. The Company also provides in the normal course of business indemnification to its officers, directors and selected parties. The Company is unable to estimate the potential future liability, if any. Therefore, no liability for these indemnification agreements has been recorded as of March 31, 2009 and 2008.

Legal Proceedings:

IXYS is currently involved in a variety of legal matters that arise in the normal course of business. Were an unfavorable ruling to occur, there could be a material adverse impact on its financial condition, results of operations or cash flows.

In June 2000, International Rectifier Corporation filed an action for patent infringement against IXYS in the United States District Court for the Central District of California, alleging that certain of IXYS's products sold in the United States infringed U.S. patents owned by International Rectifier. In September 2006, the U.S. District Court entered a judgment for $6.2 million in damages and issued a permanent injunction barring IXYS from selling or distributing the infringing products. In February 2008, the Federal Circuit Court reversed the U.S. District Court, vacated the damages award and the permanent injunction and ruled that there shall be no further proceedings in the case regarding any question of infringement. IXYS reversed the liability recognized in the financial statement upon the ruling of the Federal Circuit Court. In July 2008, International Rectifier filed a petition for a writ of certiorari with the Supreme Court of the United States. In October 2008, the U.S. Supreme Court denied the petition for a writ of certiorari, concluding the litigation.

In a related matter, the Company incurred litigation costs to defend a key supplier. The U.S. District Court for Central California has issued orders in this defense that resulted in the Company receiving about $2.2 million from International Rectifier for litigation costs incurred. The Company recorded the receipt of the funds as a reduction of operating expenses in the quarter ended March 31, 2009.

In April 2003, LoJack Corporation ("LoJack") filed a suit against Clare, Inc., a subsidiary of IXYS, in the Superior Court of Norfolk County, Massachusetts, claiming breach of contract, unjust enrichment, breach of the implied covenant of good faith and fair dealing, failure to perform services and violation of a Massachusetts statute prohibiting unfair and deceptive acts and practices, all purportedly resulting from Clare's alleged breach of a contract to develop custom integrated circuits and a module assembly. In February 2006, the jury awarded LoJack $36.7 million in damages. In July 2006, the Superior Court reduced LoJack's damages to $4.0 million. In July 2007, the Appeals Court of Massachusetts ruled that Clare owed LoJack $805,000 plus simple interest at the rate of 12% per annum from April 2003, which aggregated to $1.2 million. In September 2007, the Supreme Judicial Court of

Massachusetts denied the application for further appellate review filed by LoJack. The denial by the Supreme Judicial Court effectively concluded the material litigation between Clare and LoJack. Clare paid LoJack $1.2 million in accordance with the opinion of the Appeals Court.

9. Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Income:

The components of other comprehensive income (loss) and related tax effects were as follows (in thousands):

	Year Ended March 31,		
	2009	2008	2007
Unrealized (loss) gain on available-for-sale investments securities, net of taxes, ($186) in 2009, ($263) in 2008, and $447 in 2007	$ (362)	$ (286)	$ 317
Change in accumulated net actuarial loss, net of taxes, $725 in 2009, ($148) in 2008, and ($875) in 2007	678	(353)	(1,588)
Foreign currency translation adjustments	(15,602)	9,779	5,752
Total other comprehensive income (loss)	$(15,286)	$9,140	$ 4,481

The components of accumulated other comprehensive income, net of tax, were as follows (in thousands):

	Year Ended March 31,	
	2009	2008
Accumulated net unrealized gain on available for sale investments securities, net of taxes ($2) in fiscal 2009 and $184 in fiscal 2008	$ (4)	$ 358
Accumulated net actuarial loss, net of taxes of ($942) in 2009 and ($1,667) in 2008(1)	(2,422)	(3,100)
Accumulated foreign currency translation adjustments	4,396	19,998
Total accumulated other comprehensive income	$ 1,970	$17,256

(1) In fiscal 2008, reflects changes in the unfunded status of the Company's pension plans, as required by SFAS No. 158.

10. Business Combination:

On September 10, 2008, the Company acquired all the outstanding shares of RTI, a privately held company based in Santa Clara, California. RTI is a supplier of silicon epitaxy and silicon coatings to the semiconductor and industrial sectors. The acquisition of RTI is intended to improve the Company's ability to meet its production requirements and provide the Company more control over manufacturing. For accounting purposes, the purchase price for the Company's acquisition was $3.2 million, consisting of the following (in thousands):

Cash consideration	$1,031
Note issued	2,000
Total acquisition consideration	$3,031
Transaction costs	192
Total preliminary purchase price	$3,223

The Company also purchased the land and building formerly leased by RTI from its majority shareholder for cash consideration of $1.5 million.

The following table represents the preliminary purchase price allocation and summarizes the aggregate estimated fair values of the net assets acquired on the closing date of the acquisition (in thousands):

	Preliminary Purchase Price Allocation
Cash	$ 804
Other current assets	734
Plant and equipment	1,379
Current liabilities	(443)
Note payable to bank	(853)
Deferred tax liability	(813)
Intangibles	1,620
Goodwill	795
Total purchase price	$3,223



The fair values set forth above are based on a valuation of RTI's assets and liabilities performed by the Company in accordance with SFAS No. 141, "Business Combinations" ("SFAS No. 141") and reflect "push-down" accounting in accordance with SEC Staff Accounting Bulletin No. 54 ("SAB 54"). Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not deductible for tax purposes. The intangible assets primarily consist of related customers' relationships. In light of the ongoing recession and the resulting impact on the revenues of the Company, the Company estimated the useful life of these intangible assets to be 6 months. Consequently, the assets have been fully amortized as of March 31, 2009. The fair value of the identified intangibles was determined using the income approach and the royalty savings approach. In presenting the preliminary purchase price allocation above, the Company evaluated its deferred tax assets and deferred tax liabilities. RTI has been consolidated into the Company's results of operations since the acquisition date. In its fiscal year ended December 31, 2007, RTI's unaudited net revenues were about $3.8 million. Pro forma results of operations have not been presented because the effects of this acquisition were not material to the Company's consolidated results of operations.

11. Goodwill:

Goodwill is carried at fair value and reviewed at least annually for impairment during the quarter ending March 31, as of December 31, or more frequently if events and circumstances indicate that the asset might be impaired, in accordance with SFAS No. 142. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of the reporting unit. There are two steps in the determination. The first step compares the carrying amount of the net assets to the fair value of the reporting unit. The second step, if necessary, recognizes an impairment loss to the extent the carrying amount of the reporting unit's net assets exceed the fair value of the reporting unit.

The Company performed the goodwill impairment analysis during the last six months of fiscal 2009. The goodwill balance was allocated to three of its six reporting units. As a result of this analysis, the Company concluded that the carrying amounts of goodwill for these three reporting units exceeded their implied fair values. Consequently, the Company recorded an impairment charge of approximately $3.7 million and $2.7 million for the quarters ended December 31, 2008 and March 31, 2009, respectively. A total impairment charge of $6.4 million was recorded for fiscal 2009 and is included under "Impairment Charges" in the 2009 consolidated statements of operations. In performing the analysis, the Company considered the income approach in determining the implied fair value of the goodwill. The income approach requires estimates of future operating results and cash flows of each of the reporting units, which are discounted using estimated discount rates of approximately 18%.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. The Company's estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

The changes in the carrying amount of goodwill for fiscal 2008 and 2009 are as follows (in thousands):

Balance at March 31, 2007	$ 6,461
Changes in pre-acquisition deferred tax balances	(816)
Balance at March 31, 2008	5,645
Addition	795
Impairment	(6,440)
Balance at March 31, 2009	$ —

12. Related Party Transactions:

IXYS owns 45% of the outstanding equity of Powersem, a module manufacturer based in Germany. The investment is accounted for using the equity method. In fiscal 2009, 2008 and 2007, IXYS recorded revenues of $2.0 million, $2.7 million and $2.4 million, respectively, from sales of products to Powersem for use as components in their products. In fiscal 2009, 2008 and 2007, IXYS purchased $5.1 million, $5.3 million and $2.8 million, respectively, from Powersem. At March 31, 2009, 2008 and 2007, the accounts receivable balance from IXYS's sales to Powersem was $66,000, $292,000 and $305,000, respectively. The accounts payable balance of IXYS to Powersem, as of March 31, 2009, 2008 and 2007, was $27,000, $112,000 and $261,000, respectively.

IXYS owns 20% of the outstanding equity of EB Tech Ltd, a company with expertise in radiation technology based in South Korea. The investment is accounted for using the equity method. In fiscal 2009 and 2008, EB Tech rendered processing services totaling approximately $19,000 and $3,000, respectively, to IXYS. As of March 31, 2009, the accrued payable balance of IXYS to EB Tech was $19,000. No services were rendered by EB Tech in the fiscal year 2007.

Omni Microelectronics, a consulting and engineering company majority owned by S. Joon Lee, was paid fees by Samsung Electronics on $26.4 million and $39.6 million billed to the Company by Samsung Electronics during fiscal 2008 and 2007, respectively, for wafer fabrication services. Mr. Lee is a director of the Company. Omni Microelectronics' arrangement with Samsung ended in February 2008.

13. Employee Savings and Retirement Plan:

IXYS has a 401(k) plan, known as the "IXYS Corporation and Subsidiary Employee Savings and Retirement Plan." Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to the limit prescribed by law and IXYS may make matching contributions in its discretion. Employees are 100% vested immediately in any contributions by IXYS. For the years ended March 31, 2009, 2008 and 2007, IXYS contributed $479,000, $486,000 and $519,000, respectively.

Westcode also started a defined contribution plan in fiscal 2007 known as "Westcode Semiconductor Group Personal Pension." The plan is subject to minimum service requirements. Employees contribute from 2.5% to 4.5% of the pensionable salary. Westcode contributes between 5% to 7% depending upon the contribution by the employee. Additionally, Westcode pays the annual management charges for the plan. Employees are 100% vested immediately in any contributions by Westcode. For the years ended March 31, 2009, 2008 and 2007, Westcode contributed $300,000, $410,000 and $194,000, respectively.

14. Pension Plans:

IXYS maintains two defined benefit pension plans: one for United Kingdom employees and one for German employees. These plans cover most of the employees in the United Kingdom and Germany. Benefits are based on years of service and the employees' compensation. The Company deposits funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies or trustees and/or accrues for the unfunded portion of the obligations. The measurement date for the projected benefit obligations and the plan assets was March 31, 2009, as required by SFAS No. 158. Both plans have been curtailed. As such, the plans are closed to new entrants and no credit is provided for additional periods of service.

Effective at the end of fiscal 2007, IXYS adopted the provisions of SFAS No. 158. SFAS No. 158 required IXYS to recognize the funded status of its defined benefit pension plans in the Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Application of SFAS No. 158 did not have any impact on the consolidated financial position, primarily due to curtailment of the pension plans.

Net Period Pension Cost:

The net periodic pension expense includes the following components (in thousands):

	Year Ended March 31,		
	2009	2008	2007
Service cost	$ —	$ —	$ 824
Interest cost	2,174	2,168	1,882
Expected return on plan assets	(1,616)	(1,782)	(1,606)
Recognized actuarial loss	84	123	70
Net periodic pension expense	$ 642	$ 509	$ 1,170

Net Amount Recognized (in thousands):

	Year Ended March 31,	
	2009	2008
Change in projected benefit obligation		
Projected benefit obligation at the beginning of the year	$ 41,293	$ 41,113
Service cost	—	—
Interest cost	2,174	2,168
Plan participants contribution	—	—
Actuarial gain	(5,864)	(2,589)
Benefits paid	(1,353)	(1,367)
Foreign currency adjustment	(9,657)	1,968
Projected benefit obligation at year end	$ 26,593	$ 41,293
Change in plan assets		
Fair value of plan assets at the beginning of the year	$ 24,065	$ 24,238
Actual loss on plan assets	(4,275)	(503)
Employer contribution	730	819
Plan participants contribution	—	—
Benefits paid from assets	(969)	(969)
Foreign currency adjustment	(6,133)	480
Plan assets at fair value at year end	$ 13,418	$ 24,065
Unfunded status of the plan at year end	$(13,175)	$(17,228)
Pension liability recognized on the balance sheet due after one year	$(13,175)	$(17,228)
Amounts recognized in Accumulated other comprehensive income (loss)		
Unrecognized actuarial loss (gross of taxes, $942 for 2009 and $1,667 for 2008)	$ 3,364	$ 4,767
Amount recognized as component of stockholders' equity — pretax	$ 3,364	$ 4,767
Accumulated benefit obligation at year end	$ 26,586	$ 41,286

Weighted average actuarial assumptions used to determine benefit obligations for the plans were as follows:

	Year Ended March 31,	
	2009	2008
Discount rate	6.0-7.2%	5.7-6.5%
Expected long term rate of return on assets	4.4-6.8%	4.7-8.0%
Salary scale	1.5%	1.5%

The amount of accumulated other comprehensive income expected to be recognized in net periodic pension cost in fiscal 2010 includes amortization of actuarial loss of $71,000. Approximately 65% of the accrued pension liability relates to the German plan and 35% to the United Kingdom plan.

The investment policies and strategies for the United Kingdom plan assets are determined by the respective plan's trustees in consultation with independent investment consultants and the employer. The Company's practice is to fund these plans in amounts at least sufficient to meet the minimum requirements of local laws and regulations. The trustees are aware that the nature of the liabilities of the plans will evolve as the age profile and life expectancy of the membership changes. These changing liability profiles lead to consultations about the appropriate balance of investment assets to be used by the plans (equity, debt, other), as well as timescales, within which required adjustments should be implemented. The plan assets in the United Kingdom are held in pooled investment funds operated by Fidelity Investments. The plan assets do not include securities of the Company. There was an intermediate objective to increase the debt proportion of the assets to approximately 25% of assets by 2007 by investing new contributions in debt and by reducing equity investments. This objective has not been achieved due to the relative investment returns. The investment managers have discretion to vary the balance of investments of the scheme according to prevailing investment conditions and the Trustees regularly monitor all investment decisions affecting the scheme and the overall investment performance. The plan assets in Germany are held by a separate legal entity.


Annual Report

The long term expected rate of return is a weighted average of the returns expected for the underlying broad asset classes. The expected returns for each asset class take into account the market conditions on March 31, 2009 and past performance of the asset classes generally.

IXYS expects to make contributions to the plans of approximately $625,000 in the fiscal year ending March 31, 2010. This contribution is primarily contractual. The allocation of the assets of the plans at the measurement dates was approximately:

	Year Ended March 31,	
	2009	2008
Equity securities	76%	80%
Debt securities	21%	18%
Other	3%	2%

IXYS expects to pay benefits in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter of approximately (in thousands):

	Benefit Payment
Year ended:	
March 31, 2010	$ 995
March 31, 2011	1,031
March 31, 2012	1,072
March 31, 2013	1,124
March 31, 2014	1,180
Five fiscal years ended March 31, 2019	7,968
Total benefit payments for the ten fiscal years ended March 31, 2019	$13,370

15. Income Taxes:

Income (loss) before income tax consists of the following (in thousands):

	Year Ended March 31,		
	2009	2008	2007
Domestic	$(2,075)	$25,774	$42,558
International	5,639	8,205	5,681
	$ 3,564	$33,979	$48,239

IXYS's provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2009	2008	2007
Current:			
Federal	$ 4,983	$ 1,098	$ (834)
State	441	627	325
Foreign	3,748	1,652	2,282
	9,172	3,377	1,773
Deferred:			
Federal	1,168	6,717	14,949
State	(480)	187	1,177
Foreign	(2,947)	409	121
	(2,259)	7,313	16,247
Total income tax provision	$ 6,913	$10,690	$18,020

The reconciliation of IXYS's effective tax rate to the U.S. statutory federal income tax rate is as follows:

	Year Ended March 31,		
	2009	2008	2007
Statutory federal income tax rate	35%	35%	35%
State taxes, net of federal tax benefit	(3)	2	3
Benefit of lower tax jurisdictions	(1)	(1)	1
Swiss benefit	(0)	(1)	(1)
Goodwill	63	—	—
Credits	(15)	(2)	(1)
Valuation allowance	114	(2)	—
Permanent items	0	1	1
Tax reserves	0	1	(2)
True up for prior periods	0	(1)	1
Share-based compensation	0	1	1
Other	1	(2)	(1)
Effective tax provision rate	194%	31%	37%

The significant components of net deferred income tax assets are as follows (in thousands):

	March 31,	
	2009	2008
Deferred tax assets:		
Reserves	$ 9,536	$ 5,780
Other liabilities and accruals	3,261	1,798
Total short term deferred tax assets	12,797	7,578
Other liabilities and accruals long term	967	2,390
Depreciable assets	884	478
Net operating loss carryforward	12,878	15,418
Share-based compensation	2,031	1,061
Credits carryforward	863	910
Intangibles arising from acquisitions	0	(12)
	30,420	27,823
Less: Valuation allowance	(9,651)	(6,699)
Net deferred tax asset	$20,769	$21,124


Annual Report

IXYS accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires deferred tax assets and liabilities to be recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, computed at the expected tax rates for the periods in which the assets or liabilities will be realized, as well as for the expected tax benefit of net operating loss and tax credit carryforwards. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company's management evaluates the recoverability of these net deferred tax assets in accordance with SFAS No. 109. As IXYS generates future taxable income or concludes that sufficient taxable income is reasonably assured, based on profitable operations in the appropriate tax jurisdictions where these tax attributes may be applied, some portion or all of the valuation allowance will be reversed and a corresponding reduction in goodwill, non-current intangible assets, or income tax expense will be reported in such period. The Company's ability to utilize its deferred tax assets and the continuing need for a related valuation allowance are being monitored on an ongoing basis. During the fourth quarter, IXYS recorded certain tax adjustments on valuation allowance, tax contingency reserves and other temporary items. The impact of these adjustments are discussed further in this note. At March 31, 2009, IXYS assessed its ability to utilize net operating losses based on positive and negative evidence and correspondingly reserved $4.9 million of valuation allowance for net operating losses that the Company does not estimate to be utilizable.

At March 31, 2009, IXYS had U.S. net operating loss carryforwards of approximately $34.2 million, all of which are subject to the limitations under Section 382 of the U.S. tax code resulting from change in ownership. These carryforwards will expire, if not utilized, from fiscal 2010 to 2022 for U.S. tax purposes. None of the U.S. net operating loss carryforwards represent the stock option deduction arising from activity under the Company's stock option plan. As of March 31, 2009, IXYS had net operating loss carryforwards for foreign income tax purposes of approximately $3.6 million.

During fiscal 2009, the Company's valuation allowance increased by $3.0 million from $6.7 million as of March 31, 2008 to $9.7 million as of March 31, 2009. This was reflected as an increase to income tax expense of $3.0 million. The change in valuation allowance from fiscal 2008 to fiscal 2009 primarily relates to the expected future taxable income of the Company in certain jurisdictions.

During fiscal 2009, IXYS's net deferred tax assets decreased primarily because of increases in reserves. During fiscal 2008, IXYS's net deferred tax assets were decreased by the tax benefits associated with a litigation reserve. IXYS's Swiss subsidiary has a tax holiday that expires in 2010. The tax holiday reduced income tax expense by approximately $0 in fiscal 2009 and $359,000 in fiscal 2008.

As a result of the adoption of FIN 48, the Company recognized $6.2 million for unrecognized tax benefits primarily consisting of cross border transactions, pending audits, tax credits and tax positions taken in prior periods. At the adoption date, the Company had $6.2 million of gross unrecognized tax benefits, all of which would affect the Company's effective tax rate if recognized. No valuation allowance was placed on any of these unrecognized tax benefits. At the end of fiscal 2009, the Company had $5.3 million of gross unrecognized tax benefits, all of which would affect the Company's effective tax rate if recognized. Of the aggregate unrecognized benefits of $5.3 million, $450,000 have been classified under "Accrued expenses and other liabilities" within "Total current liabilities" and the balance of $4.8 million has been classified under "Long term income tax payable" on our Consolidated Balance Sheets. The Company's FIN 48 liability increased by $1.5 million from last year principally due to reserves for tax items and includes an increase of $314,000 of accrued interest and penalties. The Company does not anticipate any unrecognized tax benefits in the next 12 months that would result in a material change to its financial position.

The Company includes interest and penalties recognized in accordance with FIN 48 in the financial statements as a component of income tax expense. The Company had $661,000 of accrued interest and penalties at March 31, 2009.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

Beginning balance as of March 31, 2007 (date of adoption)	$ 6,207
Lapse of statute of limitations	(690)
Increases in balances related to tax positions taken during prior periods	320
Decreases in balances related to tax positions taken during prior periods	(2,156)
Increases in balances related to tax positions taken during current period	889
Balance as of March 31, 2008	4,570
Lapse of statute of limitations	(730)
Increases in balances related to tax positions taken during prior periods	314
Increases in balances related to tax positions taken during current period	1,141
Balance as of March 31, 2009	$ 5,295

IXYS has made no provision for U.S. income taxes on undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently reinvest such earnings in its foreign subsidiaries. If such earnings were distributed, IXYS would be subject to additional U.S. income tax expense. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practical.

Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards and tax credit carryforwards may be impaired or limited in certain circumstances. Events that may restrict utilization of net operating loss and credit carryforwards include, but are not limited to, certain ownership change limitations and continuity of business requirements, as defined in Internal Revenue Code Section 382 and similar state provisions. In the event IXYS had a change of ownership, defined as a cumulative ownership change of more than 50% over a three-year period, utilization of carryforwards could be restricted to an annual limitation. The annual limitation may result in the expiration of net operating loss carryforwards and credit carryforwards before utilization.

16. Segment and Geographic Information:

IXYS has a single operating segment. This operating segment is comprised of semiconductor products used primarily in power-related applications. While the Company has separate legal subsidiaries with discrete financial information, the Company has one chief operating decision maker with highly integrated businesses. IXYS's sales by major geographic area (based on destination) were as follows (in thousands):

	Year Ended March 31,		
	2009	2008	2007
United States	$ 78,305	$ 79,944	$ 78,619
Europe and the Middle East			
France	7,552	7,776	6,548
Germany	40,703	44,222	37,456
Italy	8,071	8,116	7,417
United Kingdom	17,379	21,664	23,288
Other	38,001	40,558	33,363
Asia Pacific			
China	34,103	39,186	30,244
Japan	8,685	9,467	9,420
Korea	7,182	18,456	21,060
Other	16,051	16,596	25,008
Rest of the World			
India	11,423	11,760	8,194
Other	6,097	6,711	5,291
Total	$273,552	$304,456	$285,908


Annual Report

The following table sets forth the revenues for each of IXYS's product groups for fiscal 2009, 2008 and 2007 (in thousands):

	Year Ended March 31,		
	2009	2008	2007
Power semiconductors	$216,836	$236,599	$207,523
Integrated circuits	32,236	41,097	56,212
Systems and RF power semiconductors	24,480	26,760	22,173
Total	$273,552	$304,456	$285,908

During each of the years ended March 31, 2009, 2008 and 2007, there was no single customer providing more than 10% of IXYS's net revenues.

IXYS's principal foreign operations consist of those of its subsidiaries, IXYS GmbH in Germany and Westcode in the United Kingdom. The following table summarizes the net revenues, net income (loss) and long-lived assets of IXYS's domestic and foreign operations (in thousands):

	Year Ended March 31,		
	2009	2008	2007
Net revenues:			
Foreign	$138,492	$148,897	$129,133
Domestic	135,060	155,559	156,775
	$273,552	$304,456	$285,908
Net income (loss):			
Foreign	$ 4,392	$ 1,934	$ 3,278
Domestic	(7,741)	21,355	26,941
	$ (3,349)	$ 23,289	$ 30,219

	Year Ended March 31,	
	2009	2008
Property, plant and equipment, net:		
Domestic	$31,465	$30,757
Germany	19,104	22,347
United Kingdom	2,337	4,394
Switzerland	6	535
Total property, plant and equipment	$52,912	$58,033

Selected Quarterly Financial Data (unaudited, in thousands, except per share amounts)

Fiscal Year Ended March 31, 2009

	Three Months Ended			
	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Net revenues	$ 58,244	$58,337	$77,635	$79,336
Gross profit(1)	4,745	12,654	23,797	24,762
Operating income (loss)(1)	(11,231)	(5,037)	7,933	8,309
Net income (loss)(1)	$(10,910)	$ (3,982)	$ 6,059	$ 5,484
Net income (loss) per share — basic(1)(2)	$ (0.36)	$ (0.13)	$ 0.19	$ 0.18
Net income (loss) per share — diluted(1)(2)	$ (0.36)	$ (0.13)	$ 0.18	$ 0.17
Weighted average shares used in per share calculation				
Basic	30,633	30,979	31,554	31,181
Diluted	30,633	30,979	32,887	32,226

Fiscal Year Ended March 31, 2008

	Three Months Ended			
	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Net revenues	$79,254	$73,136	$76,165	$75,901
Gross profit	23,976	20,755	20,005	22,388
Operating income	14,830	4,603	6,172	11,259
Net income	$10,119	$ 2,217	$ 3,949	$ 7,004
Net income per share — basic(2)	$ 0.33	$ 0.07	$ 0.12	$ 0.22
Net income per share — diluted(2)	$ 0.32	$ 0.07	$ 0.12	$ 0.21
Weighted average shares used in per share calculation				
Basic	31,083	31,776	32,280	32,490
Diluted	31,842	32,995	33,603	33,790

(1) During the fourth quarter of fiscal 2009, the Company recorded a $660,000 adjustment to increase cost of goods sold as a result of an accumulated overstatement of inventory in prior quarters. The impact of this inventory overstatement was not material to any of the prior quarterly periods presented.

(2) The sum of the quarterly net income (loss) per share are not equal to the annual net income (loss) per share due to the use of quarterly weighted average shares used to determine the quarterly net income (loss) per share as compared to the annual weighted average shares used to determine the annual net income (loss) per share.

Annual Report

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act) as of March 31, 2009. This evaluation included various processes that were carried out in an effort to ensure that information required to be disclosed in our Securities and Exchange Commission, or SEC, reports is recorded, processed, summarized and reported within the time periods specified by the SEC. In this evaluation, the Chief Executive Officer and the Chief Financial Officer considered whether our disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. This evaluation also included consideration of certain aspects of our internal controls and procedures for the preparation of our financial statements. Our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2009, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2009. In making this assessment, our management used the criteria set forth in *Internal Control-Integrated Framework,* which was issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that, as of March 31, 2009, our internal control over financial reporting was effective.

BDO Seidman, LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting, which is included elsewhere herein.

Changes in Internal Control over Financial Reporting

Management modified the cycle count procedures established for counting physical inventory at its facility in Lampertheim, Germany. The modified procedure added the performance of periodic counts and the reconciliation of inventory in the shipping area of the facility.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our procedures or our internal controls will prevent or detect all errors and all fraud. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues, errors and instances of fraud, if any, have been detected.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of IXYS Corporation
Milpitas, CA

We have audited IXYS Corporation's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IXYS Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Control and Procedures. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IXYS Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IXYS Corporation as of March 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended March 31, 2009 and our report dated June 12, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

San Francisco, California
June 12, 2009

Item 9B. *Other Information*

On June 10, 2009, the Compensation Committee of the Board of Directors of our company, or the Board, awarded Dr. Nathan Zommer, our Chief Executive Officer, and Uzi Sasson, our Chief Operating Officer and Chief Financial Officer, $100,000 and $50,000, respectively, as their cash performance bonuses for fiscal 2009.

On June 10, 2009, the Compensation Committee and the Board approved a Fourth Amended Executive Employment Agreement, effective as of August 1, 2009 with a term ending July 31, 2012, pursuant to which Dr. Zommer will be paid salary at the rate of $566,000 per year and will be eligible for a performance bonus annually. Consistent with our policy for certain employees, Dr. Zommer's salary is currently reduced from that rate by ten percent.

Dr. Zommer's employment agreement provides for health insurance, life insurance, a car and related expenses (or an allowance for such) and other benefits, as well as payments equal to one year of salary and the cost of health insurance in the event of termination without cause. In the event of termination without cause or for good reason within one year following a change in control of our company, Dr. Zommer will be entitled to a payment equal to three times his average annual cash compensation and acceleration of any unvested stock options, as well as certain other benefits.

On June 10, 2009, the Compensation Committee and the Board approved a First Amended Executive Employment Agreement, effective as of August 1, 2009 with a term ending July 31, 2012, pursuant to which Mr. Sasson will be paid salary at the rate of $330,000 per year and will be eligible for a performance bonus annually. Consistent with our policy for certain employees, Mr. Sasson's salary is currently reduced from that rate by ten percent.

Mr. Sasson's employment agreement provides for health insurance, life insurance, a car and related expenses (or an allowance for such) and other benefits, as well as payments equal to between six months and one year of salary and the cost of one year of health insurance in the event of termination without cause. In the event of termination without cause or for good reason within one year following a change in control of our company, Mr. Sasson will be entitled to a payment equal to two times his average annual cash compensation and acceleration of any unvested stock options, as well as certain other benefits.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item, other than with respect to our executive officers and Code of Ethics, is incorporated herein by reference to our Proxy Statement for our 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 31, 2009, or our 2009 Proxy Statement, under the captions "Election of Directors," "Information Regarding the Board and Corporate Governance" and "Section 16(A) Beneficial Ownership Reporting Compliance."

Executive Officers

The information regarding our executive officers is set forth in Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant" and is incorporated herein by reference.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is posted on our website at www.ixys.com under the caption "Investor Relations."

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of the NASDAQ Stock Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to our 2009 Proxy Statement under the captions "Executive Compensation" and "Information Regarding the Board and Corporate Governance."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to our 2009 Proxy Statement under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to our 2009 Proxy Statement under the captions "Transactions with Related Persons" and "Information Regarding the Board and Corporate Governance."

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference to our 2009 Proxy Statement under the caption "Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this report:

(1) Financial Statements.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of March 31, 2009 and 2008

Consolidated Statements of Operations for the years ended March 31, 2009, 2008 and 2007

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the years ended March 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

(2) Financial statements schedules. All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(3) Exhibits.

Exhibit	Title
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as filed with the Secretary of State for the State of Delaware on March 23, 2001 (filed on June 28, 2001 as Exhibit 3.1 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
3.2	Amended and Restated Bylaws of the Registrant (filed on February 7, 2008 as Exhibit 3.2 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.1	Loan Agreement dated June 2, 2005 by and between IXYS Semiconductor GmbH and IKB Deutsche Industriebank AG (filed on August 12, 2005 as Exhibit 10.2 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.2	Collateral Agreement dated July 14, 2005 by and among IXYS Corporation, IXYS Semiconductor GmbH and IKB Deutsche Industriebank AG (filed on August 12, 2005 as Exhibit 10.3 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.3*	Form of Indemnity Agreement for directors and officers (filed on June 12, 2008 as Exhibit 10.3 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.4*	List of signatories to Indemnity Agreement (filed on June 12, 2008 as Exhibit 10.3 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.5*	The IXYS 1999 Equity Incentive Plan (filed on May 18, 2006 as Exhibit 10.1 to the Current Report on Form 8-K (No. 000-26124) and incorporated herein by reference).
10.6*	Amended and Restated 1999 Employee Stock Purchase Plan (filed on November 11, 2007 as Exhibit 10.1 to the Quarterly Report on Form 10-Q (No.000-26124) and incorporated herein by reference).
10.7*	The IXYS 1999 Non-Employee Directors' Equity Incentive Plan (filed on July 8, 1999 as Exhibit 10.12 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.8*	Form of Stock Option Agreement for the 1999 Equity Incentive Plan (filed on November 9, 2004 as Exhibit 10.3 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.9*	Form of Restricted Stock Unit Award Agreement for the 1999 Equity Incentive Plan (filed on May 18, 2006 as Exhibit 10.2 to the Current Report on Form 8-K (No. 000-26124) and incorporated herein by reference).
10.10*	Form of Stock Option Agreement for the 1999 Non-Employee Directors' Equity Incentive Plan (filed on November 9, 2004 as Exhibit 10.1 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).

Exhibit	Title
10.11*	Form of Stock Option Agreement for the 1999 Non-Employee Directors' Equity Incentive Plan (filed on November 9, 2004 as Exhibit 10.2 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.12*	Form of Stock Option Agreement for the 1999 Equity Incentive Plan with net exercise provision (filed on June 22, 2006 as Exhibit 10.23 to the Annual Report on Form 10-K (No.000-26124) and incorporated herein by reference).
10.13*	Form of Stock Option Agreement for the 1999 Equity Incentive Plan for non-employee directors, (filed on June 22, 2006 as Exhibit 10.24 to the Annual Report on Form 10-K (No.000-26124) and incorporated herein by reference).
10.14*	Form of Stock Option Agreement for the 1999 Non-Employee Directors' Equity Incentive Plan with net exercise provision, (filed on June 22, 2006 as Exhibit 10.25 to the Annual Report on Form 10-K (No.000-26124) and incorporated herein by reference).
10.15*	Form of Stock Award (filed on February 14, 2006 as Exhibit 10.5 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.16*	Description of elements of compensation of Nathan Zommer and Uzi Sasson.
10.17*	Summary of outside director compensation.
10.18*	Assumption Agreement dated August 2, 2007 by and among La Salle Bank National Association, Barber Lane Associates L.P., Menlo Equities LLC, IXYS Buckeye, LLC and IXYS Corporation (filed on November 11, 2007 as Exhibit 10.2 to the Quarterly Report on Form 10-Q (No.000-26124) and incorporated herein by reference).
10.19*	Limited Guaranty dated August 2, 2007 by IXYS Corporation in favor of La Salle Bank National Association (filed on November 11, 2007 as Exhibit 10.3 to the Quarterly Report on Form 10-Q (No.000-26124) and incorporated herein by reference).
10.20*	Promissory Note Secured by Deed of Trust dated December 21, 2000 made by Barber Lane Associates L.P. (filed on November 11, 2007 as Exhibit 10.4 to the Quarterly Report on Form 10-Q (No.000-26124) and incorporated herein by reference).
10.21*	Deed of Trust dated December 21, 2000 on 1590 Buckeye Drive, Milpitas, California (filed on November 11, 2007 as Exhibit 10.5 to the Quarterly Report on Form 10-Q (No.000-26124) and incorporated herein by reference).
10.22*	Third Amended Executive Employment Agreement by and between IXYS Corporation and Nathan Zommer, effective as of February 1, 2008 (filed on August 8, 2008 as Exhibit 10.1 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.23*	Executive Employment Agreement by and between IXYS Corporation and Uzi Sasson, effective as of February 1, 2008 (filed on August 8, 2008 as Exhibit 10.2 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
21.1	List of Subsidiaries.
23.1	Consent of BDO Seidman, LLP.
24.1	Power of Attorney (included on the signature page).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Commission.
31.2	Certification of Chief Financial Officer pursuant to the Rule 13a-14(a) of the Securities and Exchange Commission.
32.1	Certification required by Rule 13a-14(b) of the Securities and Exchange Commission and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

* Management contract or compensatory plan or arrangement.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IXYS CORPORATION

By: /s/ Nathan Zommer

Nathan Zommer
Chairman of the Board, President and Chief Executive Officer
(Principal Executive Officer)

Dated: June 12, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nathan Zommer and Uzi Sasson, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Nathan Zommer Nathan Zommer	Chairman of the Board (Director), President and Chief Executive Officer (Principal Executive Officer)	June 12, 2009
/s/ Uzi Sasson Uzi Sasson	Chief Operating Officer, Chief Financial Officer And Vice President (Principal Financial Officer and Principal Accounting Officer)	June 12, 2009
/s/ Donald L. Feucht Donald L. Feucht	Director	June 12, 2009
/s/ Samuel Kory Samuel Kory	Director	June 12, 2009
/s/ S. Joon Lee S. Joon Lee	Director	June 12, 2009
/s/ Timothy A. Richardson Timothy A. Richardson	Director	June 12, 2009
/s/ James M. Thorburn James M. Thorburn	Director	June 12, 2009

CORPORATE INFORMATION

Board of Directors
Nathan Zommer
Chairman of the Board,
President and Chief Executive Officer

Donald L. Feucht
Chairman of the Audit Committee and of the Nominating and Corporate Governance Committee
Investor

Samuel Kory
Chairman of the Compensation Committee
Retired Consultant

S. Joon Lee
Retired Executive

Timothy A. Richardson
Chief Operating Officer of Liquid Robotics

James M. Thorburn
Chief Financial Officer of Fisker Automotive, Inc.

Executive Officers
Nathan Zommer
President and Chief Executive Officer

Peter H. Ingram
President of European Operations

Uzi Sasson
Vice President,
Chief Operating Officer and Chief Financial Officer

Annual Meeting
September 10, 2009
1590 Buckeye Drive
Milpitas, CA 95035

Corporate Headquarters
1590 Buckeye Drive
Milpitas, CA 95035
(408) 457-9000

Form 10-K
A copy of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request to:

Uzi Sasson
IXYS Corporation
1590 Buckeye Drive
Milpitas, CA 95035

Or e-mail to:
investorrelations@ixys.net

Or call (408) 457-9000. A copy is also available at the Securities and Exchange Commission website at www.sec.gov.

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Blvd., 27th fl
Jersey City, NJ 07310
(800) 522-6645